As confidentially submitted to the Securities and Exchange Commission on August 5, 2016 pursuant to the Jumpstart Our Business Startups Act of 2012

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-11

FOR REGISTRATION
UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

INNOVATIVE INDUSTRIAL PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Governing Instruments)

17190 Bernardo Center Drive
San Diego, California 92128
(844) 692-1800

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Paul E. Smithers
INNOVATIVE INDUSTRIAL PROPERTIES, INC.
17190 Bernardo Center Drive
San Diego, California 92128
(844) 692-1800

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With copies to:

Martin Traber, Esq. Carolyn Long, Esq. Curt Creely, Esq. FOLEY & LARDNER LLP 100 North Tampa Street, Suite 2700 Tampa, FL 33602 Tel: (813) 229-2300 Fax: (813) 221-4210	Michael Cronin, Esq. JOHNSON, POPE, BOKOR, RUPPEL & BURNS LLP 911 Chestnut Street Clearwater, FL Tel: (727) 461-1818 Fax: (727) 441-8617

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Class A common stock, $0.001 par value per share	$135,000,000	$	[•]

(1)	Pursuant to Rule 416 of the Securities Act of 1933, as amended, such number of shares of Class A common stock registered hereby also shall include an indeterminate number of shares of Class A common stock that may be issued in connection with stock splits, stock dividends, recapitalizations or similar events.

(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these shares of Class A common stock until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these shares of Class A common stock and it is not soliciting an offer to buy these shares of Class A common stock in any jurisdiction where the offer or sale thereof is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST     , 2016

PRELIMINARY PROSPECTUS

Minimum of            Shares of Class A Common Stock

Maximum of            Shares of Class A Common Stock

Innovative Industrial Properties, Inc. was incorporated in Maryland on June 15, 2016, to own and lease specialized industrial real estate assets. Our target real estate assets are primarily industrial facilities leased to tenants in the regulated medical-use cannabis industry. Our senior management team has significant experience in all aspects of the real estate industry, including acquisitions, dispositions, construction, development, management and lending. We believe the industry experience and relationships of our senior management team will provide us with a competitive advantage in sourcing and negotiating sale-leaseback transactions for our target properties.

This is our initial public offering and no public market currently exists for our Class A common stock. We are offering a minimum of            and a maximum of             shares of our Class A common stock, par value $0.001 per share, as described in this prospectus. We currently anticipate that the initial public offering price will be $               per share. We plan to apply to list our shares of Class A common stock on The New York Stock Exchange under the symbol “          .” There can be no assurance that our Class A common stock will be approved for listing on The New York Stock Exchange or on any other stock exchange.

We have been organized and we intend to elect, and to operate our business so as to qualify and to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2016. Shares of our Class A common stock are subject to restrictions on ownership and transfer that are intended, among other purposes, to assist us in qualifying and maintaining our qualification as a REIT. Our charter, subject to certain exceptions, limits ownership of any class or series of our capital stock to no more than % in value or number of shares, whichever is more restrictive, among other restrictions.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and may elect to comply with reduced public company reporting requirements. Investing in our Class A common stock involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See the section entitled “Risk Factors” beginning on page 12 of this prospectus for a discussion of the risks which should be considered in connection with your investment in our Class A common stock. Some of these risks include:

•	We have no operating history and may not be able to operate our business successfully or generate sufficient cash flow to make or sustain distributions to our stockholders.

•	We are depending on our senior management team to select investments and conduct our operations.

•	We have no binding contracts or commitments to acquire any specific properties with the net proceeds of this offering and you will not be able to evaluate any proposed investments before purchasing our Class A common stock.

•	New laws that are adverse to the business of our tenants may be enacted, and current favorable state laws relating to cultivation and production of medical-use cannabis may be modified or eliminated in the future.

•	Although the federal government currently has a relaxed enforcement position as it relates to states that have legalized medical-use cannabis, it remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would likely result in the inability of our tenants to execute their business and/or our business plan.

•	We are not yet a REIT and may be unable to qualify as a REIT, unless we meet on an ongoing basis numerous limitations and qualifications imposed on us under the Internal Revenue Code of 1986, as amended, or the Code, including various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding stock and the amount of our distributions.

•	We may be unable to acquire or experience significant delays in acquiring certain properties that otherwise would be a suitable investment.

•	Maintenance of our exclusions from registration under the Investment Company Act of 1940 imposes significant limits on our operations. Your investment return may be reduced if we are required to register as an investment company under the 1940 Act.

•	Our board of directors may change our investment objectives and strategies without stockholder consent.

Our placement agent, International Assets Advisory, LLC, is selling the shares on a minimum/maximum “best efforts” basis. The placement agent is not required to sell any specific dollar amount of securities but will use its best efforts to sell the securities offered. Our placement agent will receive a fee with respect to such sales. Funds for the shares will be deposited into escrow with      until a minimum of              shares have been sold. In the event we do not sell a minimum of            shares by             , 2016, escrowed funds will be promptly returned to investors without interest or deduction. In the event that a minimum of                       shares are sold by                , 2016, we will close on those funds received and promptly issue the shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, determined if this prospectus is truthful or complete or passed on or endorsed the merits of this offering. Any representation to the contrary is a criminal offense.

	Per Share	Minimum Offering	Maximum Offering
Public offering price	$	$	$
Placement agent fee(1)	$	$	$
Proceeds, before expenses, to us(2)	$	$	$

(1)	The terms of our arrangements with our placement agent are described under the caption “Plan of Distribution” beginning on page 120.
(2)	We expect total expenses for this offering to be approximately $ .

International Assets Advisory, LLC

The date of this prospectus is                 , 2016.

INNOVATIVE INDUSTRIAL PROPERTIES, INC.

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You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. We have not, and the placement agent has not, authorized any dealer, salesperson or other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the placement agent and dealers are not, making an offer to sell shares of our Class A common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in these documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

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Market and Industry Data and Forecasts

In this prospectus, we use market data and industry forecasts and projections derived from cited third party sources, which data and forecasts are publicly available for free or upon payment as part of a subscription service. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there can be no assurance that any of the forecasts or projections will be achieved. None of such data and forecasts was prepared specifically for us. No third party source that has prepared such information has reviewed or passed upon our use of the information in this prospectus, and no third party source is quoted or summarized in this prospectus as an expert. All statements contained in this prospectus in connection with or related to such data and forecasts are attributed to us, and not to any such third party source or any other person. We believe that the surveys and market research others have performed are reliable, but neither we nor the placement agent have independently investigated or verified this information. Because the cannabis industry is relatively new, such market and industry data may be subject to significant change in a relatively short time period. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus.

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PROSPECTUS SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in shares of our Class A common stock. You should read the entire prospectus, including “Risk Factors” and our financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in shares of our Class A common stock.

We intend to conduct all of our operations through IIP Operating Partnership LP, or our Operating Partnership, in an umbrella partnership REIT, or UPREIT, structure. Initially, 100% of the equity interests in the Operating Partnership will be owned by Innovative Industrial Properties, Inc. In this prospectus, unless the context suggests otherwise, references to “our company,” “we,” “us,” and “our” mean Innovative Industrial Properties, Inc. and its subsidiaries, including our Operating Partnership.

Our Company

Innovative Industrial Properties, Inc. was incorporated in Maryland on June 15, 2016, to own and lease specialized industrial real estate assets. Our target real estate assets are primarily industrial facilities leased to tenants in the regulated medical-use cannabis industry. Initially, we intend to acquire these properties by entering into sale-leaseback transactions with experienced state-licensed operators for their medical-use cannabis facilities. Our leases with tenants will be triple-net lease arrangements, which require that the tenant pay for the maintenance of the property, taxes and insurance.

Our Executive Chairman, Alan Gold, is a 30-year veteran of the real estate industry, including co-founding two New York Stock Exchange listed REITs: BioMed Realty Trust, Inc. focused on acquiring, leasing and managing laboratory and office space for the life science industry, where he served as chairman, chief executive officer, and president; and Alexandria Real Estate Equities, Inc., where he served as president and a director. Our senior management team has significant experience in all aspects of the real estate industry, including acquisitions, dispositions, construction, development, management, and lending. We believe the industry experience and relationships of our senior management team will provide us with a competitive advantage in sourcing and negotiating sale-leaseback transactions for our target properties.

We plan to finance our growth through the application of the net proceeds of this offering, and, when necessary, through additional equity and debt offerings. We currently anticipate that the average size of our investments will range from $5 million to $25 million and will involve between 25,000 and 150,000 square feet.

We are actively seeking and evaluating medical-use cannabis facilities to purchase with the net proceeds of this offering. Currently, no portion of the net proceeds of this offering is committed to specific properties. However, our senior management team has identified and is in various stages of reviewing in excess of $75 million of potential properties for acquisition, which amount is estimated based on preliminary discussions with sellers or our internal assessment of the values of such properties. Of these potential acquisitions, we have entered into non-binding letters of intent for the acquisition of an aggregate of $36 million of properties (consisting of two properties, one in New York and one in Illinois), which would be subject to triple-net lease agreements. There can be no assurance, however, that we will consummate these acquisitions or that we will enter into definitive agreements to acquire or ultimately complete the acquisition of any property in our pipeline.

Market Opportunity

The Industrial Real Estate Sub-Market

The industrial real estate sub-market currently is performing quite well with vacancies in most, if not all, markets at historical lows due to many factors, including the move away from retail locations to local distribution locations for online retailers.  The evolution of retail shopping is driving industrial real estate demand. Green Street Advisors estimates the increase in Ecommerce has led to a 20% annual increase in industrial real estate demand, equating to 30-40 million square feet of space. Green Street estimates 1 million square feet of additional industrial space is required for every $1 billion in online sales. Same day delivery, transportation expenses and access to a strong labor pool are creating the need for Ecommerce tenants to increase the quality of their locations. Leasing or owning industrial properties well outside of urban markets to take advantage of lower costs no longer works in an environment in which same day delivery is expected by customers. Demand from Ecommerce distribution is putting pressure on other non-traditional users of industrial space creating a great backdrop for owners of industrial real estate.

According to Collier’s International, the U.S. industrial vacancy rate declined for the 22nd consecutive quarter in the first quarter of 2016, declining 10 basis points to 6.3% and down 70 basis points from the first quarter of 2015. Almost 64 million square feet of industrial real estate was absorbed in the first quarter of 2016, an increase of 9.6% year over year. Due to the lower vacancy rate, asking rates increased for the 18th consecutive quarter, according to Colliers.

This supply/demand dynamic creates significant opportunity for owners of industrial facilities, particularly those focused on niche categories, as options are limited for tenants requiring specialized buildings. We intend to purchase specialized industrial properties that are mission critical to the medical-use cannabis industry.

The Regulated Medical-Use Cannabis Industry

The regulated medical-use cannabis industry is a rapidly growing industry that we believe presents a unique real estate investment opportunity under current market conditions. In the United States, the development and growth of the industry has generally been driven by state law and regulation, and accordingly the market varies on a state-by-state basis. State laws that legalize and regulate medical-use cannabis allow patients to consume cannabis for medicinal reasons with a doctor’s recommendation subject to various requirements and limitations. As of June 10, 2016, 26 states and the District of Columbia permit the medical-use of cannabis in some fashion.

We believe that the following conditions create a favorable environment at the current time for investing in real estate assets that support the regulated medical-use cannabis industry:

●	Significant industry growth in recent years and expected continued growth: According to The ArcView Group, a cannabis industry research firm and investor network, of the $4.6 billion in estimated sales of legal cannabis in the U.S. in 2014, approximately 92% of such sales consisted of medical sales. We further expect that the size of the medical-use market will increase as new state markets, including Nevada, Illinois, Massachusetts, and New York, continue to expand.

●	A shift in public opinion regarding the legalization of cannabis, especially as it relates to the medical-use of cannabis: The growth of the regulated cannabis industry has been be fueled by changing public attitudes in the U.S. According to a poll by Harris found 81% of Americans support the legalization of cannabis for medical-use.

●	Increasing momentum toward legalization in many states, particularly for medical uses: Driven in part by shifts in public opinion, it is expected that in 2016 two additional states, Florida and Missouri, may vote to legalize the medical-use of cannabis. While the passage of measures in these states is not guaranteed, and opposition is anticipated, expansion of the market opportunity to these states could nevertheless be significant.

●	The federal government’s current relaxed enforcement posture toward cannabis-related activities that are legal under state law: Cannabis is classified as a “Schedule I” controlled substance by the Drug Enforcement Agency and the United States Department of Justice. It is illegal to grow, possess and consume cannabis under federal law. However, the U.S. Department of Justice has issued memoranda characterizing enforcement of federal cannabis prohibitions as low priority and instructing federal prosecutors not to take action against individuals complying with state laws. In addition, members of the U.S. Congress have introduced various pieces of proposed legislation that would declassify cannabis as a Schedule I controlled substance or otherwise remove cannabis from all schedules of controlled substances. Although there is no assurance that any of these proposals will be approved or that the Department of Justice’s enforcement position will not change, we believe that the number and frequency of these proposals, when coupled with changing public attitudes and the prospect of legalization in additional states, indicate that the size and risk profile of the market in which our prospective tenants operate will likely improve.

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●	Limited access to capital by industry participants: To date, the status of cannabis under federal law has significantly limited the ability of state-licensed industry participants to fully access the U.S. banking system and traditional financing sources. Because of the lack of access to traditional financing sources, we believe that our sale-leaseback solutions will be attractive to state-licensed medical-use cannabis cultivators and producers.

We believe that the foregoing conditions create a unique window for investment in industrial real estate assets that are uniquely suitable for tenants in the regulated medical-use cannabis industry. We anticipate that future changes in federal and state laws may ultimately open up financing options that have not been available to date in this industry. We believe that such changes will take time, thereby creating an opportunity over the next few years to provide our sale-leaseback solutions to state-licensed industry participants.

We plan to take advantage of this market opportunity by purchasing the medical-use cannabis facilities of state-licensed growers with a focus on properties that we believe also have potential for long-term appreciation in value. We believe that our sale-leaseback solutions offer an attractive alternative to licensed cultivators who lack access to traditional financing alternatives. While we have entered into non-binding letters of intent to purchase two properties, located in New York and Illinois, we also intend to acquire medical-use properties in other states that permit medical-use cannabis cultivation, including Washington, Oregon, Nevada, California, Arizona, and Maryland. We expect that our acquisition opportunities will continue to expand as additional states license additional medical-use cultivators.

Our Competitive Strengths

We believe that we have the following competitive strengths:

•	The Experience of Our Executive Chairman and Our Senior Management Team. Mr. Gold and our senior management team have substantial experience in the real estate industry and sophisticated finance and capital markets expertise.

•	Focus on Recurring and Dependable Revenue. Our business strategy will focus on acquiring real estate assets from and entering into long-term net leasing arrangements with licensed medical-use cultivators, which we believe will support a recurring and dependable revenue base from the properties that we expect to acquire.

•	Focus on Underserved Industry with Less Competition. Our business strategy of focusing on specialized industrial real estate assets leased to tenants in the regulated medical-use cannabis industry may result in significantly less competition from existing REITs and institutional buyers due to the unique nature of the real estate and its tenants. Moreover, we believe the banking industry’s general reluctance to finance owners of these facilities coupled with the owners’ need for capital to fund the growth of their operations will result in significant opportunities for us to acquire specialized industrial properties that provide stable and increasing rental revenue along with the potential for long-term appreciation in value.

•	Positive Medical-Use Cannabis Industry Trends. Based on the growth projections for the medical-use cannabis industry, we expect to see significant spending by state-licensed medical-use cannabis cultivators on their existing and new medical-use cannabis facilities.

Our Business Objectives and Growth Strategies

Our principal business objective is to maximize stockholder returns through a combination of (1) distributions to our stockholders, (2) sustainable long-term growth in cash flows from increased rents, which we hope to pass on to stockholders in the form of increased distributions, and (3) potential long-term appreciation in the value of our properties for capital gains upon future sale. Our primary strategy to achieve our business objective is to invest in and own a portfolio of medical-use cannabis facilities leased to tenants holding the requisite licensing to operate in the regulated medical-use cannabis industry. This strategy includes the following components:

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•	Owning Medical-Use Cannabis Cultivation Properties and Related Real Estate Assets for Income. We primarily intend to acquire medical-use cannabis facilities from licensed growers who will continue their cultivation operations after our acquisition of the property. We expect to hold acquired properties for many years and to generate stable and increasing rental income from leasing these properties to licensed growers.

•	Owning Medical-Use Cannabis Cultivation Properties and Related Real Estate Assets for Appreciation. We primarily intend to lease our acquired properties under long-term net leases. However, from time to time we may elect to sell one or more properties if we believe it to be in the best interests of our stockholders. Potential purchasers may include others in the regulated medical-use cannabis industry desiring access to properties having the requisite zoning and regulatory approvals for cultivation and production of medical-use cannabis or financial purchasers seeking to acquire property for investment purposes. Accordingly, we will seek to acquire properties that we believe also have potential for long-term appreciation in value.

•	Expanding Our Operations as Additional States Permit Medical-Use Cannabis Cultivation and Production. While we have entered into non-binding letters of intent to purchase medical-use cannabis facilities in New York and Illinois, we also intend to acquire properties in other states that permit cannabis cultivation for medical-use, including Washington, Oregon, Nevada, California, Arizona, and Maryland. We expect that our acquisition opportunities will continue to expand as additional states license additional cultivators.

•	Owning Mortgages on Medical-Use Cannabis Cultivation Properties and Related Real Estate Assets. In circumstances where our purchase of medical-use cannabis facilities is not feasible, we may provide the owner of the property with a first lien mortgage loan secured by the property along with an option to sell the property to us in the future at a predetermined price. We do not expect that we will use more than 15.0% of the net proceeds of this offering for any such loans or that over time our mortgages held will exceed 15.0% of the fair value of our investment assets.

Our Target Markets

Generally, we expect to target medical-use cannabis facilities owned and operated by licensed growers, which we will acquire from and concurrently lease to those growers under long-term net leases. According to The ArcView Group, a cannabis industry research firm and investor network, nationwide sales of legal cannabis grew to $5.4 billion up from $4.6 billion in 2014. Of the $4.6 billion in estimated sales in 2014, approximately 92% of such sales consisted of medical sales. Demand is expected to remain strong in 2016 with legal markets projected to grow to $6.7 billion, a 24% increase over 2015, as new state medical markets, including Nevada, Illinois, Massachusetts and New York, expand. According to ArcView, by 2020, legal market sales will grow to estimated $21.8 billion, of which estimated medical-use sales will be approximately $10.15 billion.

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States with Legal Access to Cannabis

Year	State	Population (in millions)
1996	California	38
1998	Washington	6.9
1998	Oregon	3.9
1999	Alaska	0.7
1999	Maine	1.3
2000	Hawaii	1.4
2000	Colorado	5.2
2000	Nevada	2.8
2004	Vermont	0.6
2004	Montana	1
2006	Rhode Island	1.1
2007	New Mexico	2.1
2008	Michigan	10
2010	District of Columbia	0.6
2010	New Jersey	8.9
2010	Arizona	6.6
2011	Delaware	0.9
2012	Massachusetts	6.6
2012	Connecticut	3.4
2013	Illinois	12.9
2013	New Hampshire	1.3
2014	Maryland	5.9
2014	Minnesota	5.4
2014	New York	19.8
2016	Louisiana	4.7
2016	Pennsylvania	12.8
2016	Ohio	11.6
Total	26 (plus DC)	176.4

It is expected that new states will enter the marketplace in 2016, which would drive tremendous industry growth in 2018 and 2019, when cannabis businesses in states that legalize cannabis in 2016 will likely begin to generate revenues. Experience shows that it generally takes at least a year or two for a state to establish regulations and for cannabis businesses to generate revenue from operations. The ArcView Group’s projected increase in legal cannabis sales by 2020 is, in part, attributable to this delay between legalization and revenue.

As of June 10, 2016, 26 states and the District of Columbia allow their citizens to use medical cannabis. We expect that the medical-use facilities that we initially acquire will be geographically concentrated in New York, Illinois, Maryland, California, Arizona, Washington, Nevada, and Oregon. Continued development of the regulated medical-use cannabis industry depends upon continued legislative authorization of medical -use cannabis at the state level. Any number of factors could slow or halt progress in this area. Further, progress in the regulated medical-use cannabis industry, while encouraging, is not assured.

Our Acquisition Targets

We intend to acquire specialized industrial real estate assets that are used for growing medical-use cannabis and operated by state-licensed growers. Concurrently with their acquisition, we will lease the properties back to the state-licensed growers under long-term, triple net lease agreements. We intend to target growers who have been among the top candidates in the rigorous state licensing process and who often have been granted a license to operate multiple facilities. Our acquisition strategy is to act as a source of capital to these licensed medical-use cannabis growers by entering into sale-leaseback transactions with them for their specialized industrial real estate. Our sale-leaseback solutions will allow growers to redeploy their sale proceeds in their company’s core operations yielding them a higher return than they would otherwise achieve from owning real estate assets.

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Our Financing Strategy

We intend to meet our long-term capital needs by issuing common stock, preferred stock and long-term notes. We may issue preferred stock or debt securities. We may issue common stock, preferred stock, and long term notes when we believe that our share price is at a level that allows for the proceeds of any offering invested in additional properties to be accretive. We may also issue common stock to permanently finance properties that were financed by debt securities. However, we cannot assure you that we will have access to the capital markets at times and on terms that are acceptable to us. Our investment guidelines initially provide that our aggregate borrowings (secured and unsecured) will not exceed 50% of the cost of our tangible assets at the time of any new borrowing, subject to our Board of Directors’ discretion.

Risk Management

We estimate that we will purchase approximately 10 to 20 properties with the net proceeds of this offering. While we will attempt to diversify the investment size and location of our portfolio of properties in order to manage our portfolio-level risk, until a sufficient number of properties are acquired, we anticipate that we will have single properties in excess of 25% of our total assets and more than 30% of our properties having the same tenant. Over the long term, however, we intend that no single property will exceed 25% of our total assets and that we will not have more than 30% of our total assets invested in properties having the same tenant.

Summary Risk Factors

An investment in shares of our Class A common stock involves various risks. You should consider carefully the risks discussed below and under the heading “Risk Factors” beginning on page 12 of this prospectus before purchasing our Class A common stock. If any of the factors enumerated below or in “Risk Factors” occurs, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected. In that case, the trading price of our Class A common stock could decline, and you may lose some or all of your investment. Some of the more significant risks relating to the offering and an investment in our shares of Class A common stock include:

•	We have no operating history and may not be able to operate our business successfully or generate sufficient cash flow to make or sustain distributions to our stockholders.

•	We are depending on our senior management team to select investments and conduct our operations.

•	We have no binding contracts or commitments to acquire any specific properties with the net proceeds of this offering and you will not be able to evaluate any proposed investments before purchasing our Class A common stock.

•	New laws that are adverse to the business of our tenants may be enacted, and current favorable state laws relating to cultivation and production of medical-use cannabis may be modified or eliminated in the future.

•	Although the federal government currently has a relaxed enforcement position as it relates to states that have legalized medical-use cannabis, it remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would likely result in our inability and the inability of our tenants to execute our respective business plans.

•	Our properties may be adversely affected by current economic conditions and uncertainty.

•	Compliance with environmental laws could materially increase our operating expenses.

•	Our real estate portfolio will be concentrated in a limited number of properties and locations with a limited number of tenants and such lack of diversification will increase the potential that a single underperforming investment or location could have a material impact on our operations.

•	Our real estate investments will consist of primarily properties suitable for cultivation and production of medical-use cannabis, which may be difficult to sell or re-lease upon tenant defaults or early lease terminations, either of which would adversely affect returns to stockholders.

•	As long as we maintain our status as a REIT, we will be subject to numerous limitations and qualifications imposed on us under the Internal Revenue Code of 1986, as amended, or the Code, including that five or fewer individuals, as specially defined for these purposes, generally are prohibited from beneficially owning more than 50% of our outstanding shares (based on value) during the last half of each taxable year.

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•	We may be unable to acquire or experience significant delays in acquiring certain properties that otherwise would be a suitable investment.

•	Maintenance of our exemption from registration under the Investment Company Act of 1940 and our REIT qualification impose significant limits on our operations.

•	Our board of directors may change our investment objectives and strategies may be changed without stockholder consent.

•	We are not yet a REIT and may be unable to qualify as a REIT.

•	We set the initial public offering price of our shares of Class A common stock arbitrarily and such price may not accurately reflect the value of our assets or our expected operating income.

•	No public market currently exists and no active market may ever develop for shares of our Class A common stock.

•	We may be unable to pay or maintain cash dividends or increase dividends over time.

•	We may borrow money, sell assets or use proceeds of this offering to make distributions to our stockholders, if we are unable to make distributions with respect to our cash flows from operations.

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Our Structure

We were formed as a Maryland corporation on June 15, 2016. We intend to conduct business in an UPREIT structure through our Operating Partnership. The chart below reflects our organization after giving effect to this offering and the issuance of shares of our Class A common stock as described in this prospectus, but does not include the $2.0 million of shares of Class A common stock that our Executive Chairman, Mr. Gold, has indicated an interest in purchasing in this offering. However, because indications of interest are not binding agreements or commitments to purchase, Mr. Gold may elect to purchase more, less or no shares in the offering and any such shares purchased will be applied towards the minimum number of shares required to be sold.

Restrictions on Ownership and Transfer of our Securities

To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Code, among other purposes, our charter prohibits, with certain exceptions, any stockholder from beneficially or constructively owning, applying certain attribution rules under the Code, more than % by value or number of shares, whichever is more restrictive, of the outstanding shares of our Class A common stock, or % by value or number of shares, whichever is more restrictive, of the outstanding shares of our capital stock. Our board of directors may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, waive the % ownership limit with respect to a particular stockholder if such ownership will not then or in the future jeopardize our qualification as a REIT. Our charter also prohibits any person from, among other things, beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise cause us to fail to qualify as a REIT.

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Our charter provides that any ownership or purported transfer of our capital stock in violation of the foregoing restrictions will result in the shares so owned or transferred being automatically transferred to a charitable trust for the benefit of a charitable beneficiary, and the purported owner or transferee acquiring no rights in such shares. If a transfer of shares of our capital stock would result in our capital stock being beneficially owned by fewer than 100 persons or the transfer to a charitable trust would be ineffective for any reason to prevent a violation of the other restrictions on ownership and transfer of our capital stock, the transfer resulting in such violation will be void.

Our U.S. Federal Income Tax Status

We intend to elect and qualify to be taxed as a REIT commencing with our tax year ending December 31, 2016. In addition, we may hold certain of our assets through taxable REIT subsidiaries, or TRSs, which may be subject to corporate-level income tax at regular rates. Our qualification as a REIT depends on our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Internal Revenue Code of 1986, as amended, or the Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the concentration of ownership of our shares of capital stock. We believe that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT.

So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our REIT taxable income we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute each year at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. If we fail to qualify for taxation as a REIT in any taxable year, and the statutory relief provisions of the Code do not apply, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Distributions to stockholders in any year in which we are not a REIT would not be deductible by us, nor would they be required to be made. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income or property and to U.S. federal income and excise taxes on our undistributed income.

Distribution Policy

To maintain our qualification as a REIT, we intend to make regular distributions to our stockholders. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain (which does not necessarily equal net income as calculated in accordance with U.S. generally accepted accounting principles), and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. We intend to make quarterly distributions. However, the timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors. We generally intend to pay, over time, dividends in an amount greater than 100% of our net taxable income.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our Class A common stock less attractive as a result. The result may be a less active trading market for our Class A common stock and our stock price may be more volatile.

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We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Corporate Information

Our principal executive offices are located at 17190 Bernardo Center Drive, San Diego, CA 92128. Our telephone number is (844) 692-1800. Our website is www.innovativeindustrialproperties.com. The information on our website is not intended to form a part or be incorporated by reference into this prospectus.

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The Offering

Class A common stock offered by us	A minimum of shares of Class A common stock and a maximum of shares of Class A common stock will be offered through our placement agent in the offering on a best efforts basis.

Class A common stock to be outstanding after the offering	shares of Class A common stock, assuming the minimum offering of shares, or shares of Class A common stock, assuming the maximum offering of shares.(1)

Use of proceeds	Assuming we sell all of the shares offered for sale, we estimate that we will receive net proceeds in this offering of approximately $ million after deducting estimated offering expenses, including the placement agent fee, payable by us of approximately $ million. We intend to invest the net proceeds of the offering in connection with the acquisition, ownership, and leasing of specialized industrial real estate assets that support the regulated medical-use cannabis industry. Until appropriate assets can be identified, we may invest the net proceeds of the offering in interest-bearing short-term investments that are consistent with our intention to qualify as a REIT. Any interest-bearing short-term investment we make likely will provide a lower net return than we will seek to achieve from our target assets. See the section entitled “Use of Proceeds” included elsewhere in this prospectus.

Dividend Policy	We intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income.

Proposed New York Stock Exchange symbol	“ .”

Ownership and transfer restrictions	To assist us in preserving our REIT qualification, among other purposes, our charter generally prohibits any person from directly or indirectly owning more than % by value or number of shares, whichever is more restrictive, of the outstanding shares of our Class A common stock, of the outstanding shares of any class or series of our preferred stock and of the outstanding shares of our capital stock. See “Description of Securities—Restrictions on Ownership and Transfer.”

(1)	The number of shares of common stock to be outstanding immediately after this offering as shown above excludes 508,065 shares of our Class B common stock outstanding as of August 3, 2016. The shares of our Class B common stock issued and outstanding immediately prior to the consummation of the offering will automatically convert upon the consummation of the offering into that number of shares of Class A common stock equal to 15.0% of the shares of our Class A common issued and outstanding immediately following the offering. See the section of this prospectus entitled “Description of Securities.” This number excludes approximately 1,000,000 shares of common stock reserved for future issuance under our equity incentive plan.

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RISK FACTORS

An investment in shares of our Class A common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus were to occur, our business, prospects, financial condition, liquidity, and results of operations and our ability to make distributions to our stockholders and achieve our goals could be materially and adversely affected, the value of our Class A common stock could decline significantly and you could lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

You will not have the opportunity to evaluate the terms of transactions or other economic or financial data concerning our acquisition of properties before purchasing shares of our Class A common stock, which makes an investment more speculative.

We have not yet identified a significant portion of the investments that we may make. Accordingly, you will not have the opportunity to evaluate the terms of transactions or other economic or financial data concerning our acquisition of properties before purchasing shares of our Class A common stock and you have to rely entirely on the ability of our senior management team to select suitable and successful investment opportunities. These factors increase the speculative nature of an investment in our Class A common stock.

We have no operating history and may not be able to operate our business successfully, find suitable acquisitions that meet our investment criteria, or generate sufficient revenue to make or sustain distributions to our stockholders.

We were formed on June 15, 2016 and have no operating history. We have nominal assets and will commence operations only upon completion of this offering. We intend to use the net proceeds of this offering to purchase from licensed growers their medical-use cannabis facilities, which we then intend to lease to them under triple net lease agreements. We expect that most of our future tenants will be independent cultivation operations about which there is generally little or no publicly available operating and financial information. As a result, we will rely on our management team to perform due diligence investigations of these tenants and their properties, operations and prospects. We may not learn all of the material information we need to know regarding these businesses through our investigations. As a result, it is possible that we could enter into sale-leaseback arrangements with tenants that ultimately are unable to pay rent to us, which could adversely impact our cash available for distributions.

We are subject to many of the business risks and uncertainties associated with any new business enterprise. We cannot assure you that we will be able to operate our business successfully or profitably, find suitable investments or implement our operating policies as described in this prospectus. Our ability to provide attractive risk-adjusted returns to our stockholders over the long term is dependent on our ability both to generate sufficient cash flow to pay an attractive dividend and to achieve capital appreciation, and we cannot assure you we will do either. There can be no assurance that we will be able to generate sufficient revenue from operations to pay our operating expenses and make distributions to stockholders. The results of our operations and the implementation of our business plan depend on several factors, including the availability of opportunities for investment, the availability of adequate equity and debt financing, the federal and state regulatory environment relating to the medical-use cannabis industry, conditions in the financial markets and economic conditions.

We may suffer from delays in locating suitable investment properties, which could adversely affect the return on your investment.

Our ability to achieve our investment objectives and to make distributions to our stockholders is dependent upon our senior management team’s performance in identifying potential properties for acquisition that are currently used for medical-use cannabis cultivation and production and then negotiating and consummating acquisitions and triple net leasing arrangements. You will not have the opportunity to evaluate the terms of transactions or other economic or financial data concerning our acquisition of properties before purchasing shares of our Class A common stock. Currently, no portion of the net proceeds of this offering is committed to specific properties. Accordingly, you will not be able to evaluate the manner in which the net proceeds of this offering will be invested and the economic merits of any particular real estate to be acquired by us.

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Additionally, as a public company, we will be subject to the ongoing reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Pursuant to the Exchange Act, we may be required to file with the SEC financial statements of properties we acquire or financial statements of our tenants who have entered into triple net leasing arrangements with us for a significant portion of our properties. To the extent any required financial statements are not available or cannot be obtained, we will not be able to acquire the property. As a result, we may be unable to acquire certain properties that otherwise would be a suitable investment. We could suffer delays in our acquisition of suitable properties due to these reporting requirements.

The current market for properties that meet our investment objectives may be limited. We intend to conduct due diligence with respect to each investment and suitable investment opportunities may not be immediately available. Until appropriate investment properties can be identified and acquired, we may invest the net proceeds of this offering in interest-bearing short-term investments, including money market accounts and/or funds that are consistent with our intention to qualify as a REIT. These investments are expected to provide a lower net return than we will seek to achieve from investments in our target assets. Any significant delay in investing the net proceeds of this offering would have a material adverse effect on our ability to generate cash flow and make distributions to our stockholders.

Competition for the acquisition of properties suitable for the cultivation and production of medical-use cannabis may impede our ability to make acquisitions or increase the cost of these acquisitions, which could adversely affect our operating results and financial condition.

We will compete for the acquisition of properties suitable for the cultivation and production of medical-use cannabis with other entities engaged in agricultural and real estate investment activities, including corporate agriculture companies, cultivators and producers of medical-use cannabis, real estate companies and private real estate investors. These competitors may prevent us from acquiring desirable properties or may cause an increase in the price we must pay for properties. Our competitors may have greater resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If we pay higher prices for properties, our profitability may decrease, and you may experience a lower return on your investment. Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns to us.

Our growth will depend upon future acquisitions of real estate assets, and we may be unable to consummate acquisitions on advantageous terms.

Our growth strategy is focused on the acquisition of specialized industrial real estate assets on favorable terms as opportunities arise. Our ability to acquire these real estate assets on favorable terms is subject to the following risks:

•	competition from other potential acquirers may significantly increase the purchase price of a desired property;

•	we may not successfully purchase and lease our properties to meet our expectations;

•	we may be unable to obtain the necessary equity or debt financing to consummate an acquisition on satisfactory terms or at all;

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•	agreements for the acquisition of properties are typically subject to closing conditions, including satisfactory completion of due diligence investigations, and we may spend significant time and money on potential acquisitions that we do not consummate; and

•	we may acquire properties without any recourse, or with only limited recourse, for liabilities, whether known or unknown, against the former owners of the properties.

Our real estate portfolio will be concentrated in a limited number of properties, which subjects us to an increased risk of significant loss if any property declines in value or if we are unable to lease a property.

Based on the anticipated net proceeds to be received from this offering, the expected investment size and our senior management team’s experience in the marketplace, we estimate that we will purchase approximately 10 to 20 properties with the net proceeds of this offering. However, currently no portion of the net proceeds of this offering is committed to specific properties. To the extent we are able to leverage our investment acquisitions with borrowed funds, we will acquire additional properties with the net proceeds of borrowings, subject to our debt policy. One consequence of a limited number of investments is that the aggregate returns we realize may be substantially adversely affected by the unfavorable performance of a small number of leases or a significant decline in the value of any single property. Lack of diversification will increase the potential that a single underperforming investment could have a material adverse effect on our cash flows and the price we could realize from the sale of our properties. Because we expect that the properties we initially acquire will be geographically concentrated in New York, Illinois, Maryland, California, Arizona, Washington, Nevada and Oregon, we will be subject to the any adverse change in the political or regulatory climate in those states or specific counties where our properties are located that could adversely affect our properties and our ability to lease properties.

We expect that the properties that we initially acquire will be geographically concentrated in New York, Illinois, Maryland, California, Arizona, Washington, Nevada, and Oregon, and we will be subject to social, political and economic risks of doing business in these states and any other state in which we may own property.

We expect that the properties that we initially acquire will be geographically concentrated in New York, Illinois, Maryland, California, Arizona, Washington, Nevada, and Oregon. Circumstances and developments related to operations in these markets that could negatively affect our business, financial condition, liquidity and results of operations include, but are not limited to, the following factors:

•	the responsibility of complying with multiple and likely conflicting state and federal laws, including with respect to cultivation and distribution of medical-use cannabis, licensing, banking and insurance;

•	difficulties and costs of staffing and managing operations;

•	unexpected changes in regulatory requirements and other laws;

•	potentially adverse tax consequences;

•	the impact of regional or state specific business cycles and economic instability; and

•	access to capital may be more restricted, or unavailable on favorable terms or at all in certain locations.

If our properties’ access to adequate water and power supplies is interrupted, it could harm our ability to lease the properties for medical-use cannabis cultivation and production, thereby adversely affecting our ability to generate returns on our properties.

In order to lease the properties that we intend to acquire with the proceeds of this offering, these properties will require access to sufficient water and power to make them suitable for the cultivation and production of medical-use cannabis. Although we expect to acquire properties with sufficient access to water, should the need arise for additional wells from which to obtain water, we would be required to obtain permits prior to drilling such wells. Permits for drilling water wells are required by state and county regulations, and such permits may be difficult to obtain due to the limited supply of water in areas where we expect to acquire properties, such as northern California. Similarly, our properties may be subject to governmental regulations relating to the quality and disposition of rainwater runoff or other water to be used for irrigation. In such case, we could incur costs necessary in order to retain this water. If we are unable to obtain or maintain sufficient water supply for our properties, our ability to lease them for the cultivation and production of medical-use cannabis would be seriously impaired, which would have a material adverse impact on the value of our assets and our results of operations.

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Historically, states that have legalized medical-use cannabis cultivation have typically required that such cultivation take place indoors. Indoor cultivation of medical-use cannabis requires significant power for growing lights and HVAC to remove the hot air generated by the growing lights. While outdoor and greenhouse cultivation is gaining acceptance in many states with favorable climates for such growth, we expect that a significant number of our properties will continue to utilize indoor cultivation methods. Any extended interruption of the power supply to our properties, particularly those using indoor cultivation methods, would likely harm our tenants’ crops, which could result in their inability to make lease payments to us for our properties. Any lease payment defaults by a tenant could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders.

Some of our tenants may be unable to pay rent, which could adversely affect our cash available to make distributions to our stockholders or otherwise impair the value of your investment.

We expect that single tenants will occupy our properties and, therefore, the success of our investments will be materially dependent on the financial stability of these tenants. Some of our tenants may have been recently restructured using leverage acquired in a leveraged transaction or may otherwise be subject to significant debt obligations. Tenants that are subject to significant debt obligations may be unable to make their rent payments if there are adverse changes in their businesses, the regulatory environment in which they operate or in general economic conditions. Tenants that have experienced leveraged restructurings or acquisitions will generally have substantially greater debt and substantially lower net worth than they had prior to the leveraged transaction. In addition, the payment of rent and debt service may reduce the working capital available to leveraged entities and prevent them from devoting the resources necessary to remain competitive in their industries. In general, our tenants will be more vulnerable to adverse conditions resulting from federal and state regulations affecting their businesses or industries and will have limited access to traditional forms of financing.

Any lease payment defaults by a tenant could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders. In the event of a default by a tenant, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property, as operators of medical-use cannabis cultivation and production facilities are generally subject to extensive state licensing requirements. Furthermore, we will not operate any of the facilities that we purchase.

Some of our tenants could be susceptible to bankruptcy, which would affect our ability to generate rents from them and therefore negatively affect our results of operations.

In addition to the risk of tenants being unable to make regular rent payments, certain of our tenants who may depend on debt and leverage could be especially susceptible to bankruptcy in the event that their cash flows are insufficient to satisfy their debt. Any bankruptcy of one of our tenants would result in a loss of lease payments to us, as well as an increase in our costs to carry the property.

Additionally, under bankruptcy law, a tenant who is the subject of bankruptcy proceedings has the option of continuing (“assuming”) or giving up (“rejecting”) any unexpired lease of non-residential real property. If a bankrupt tenant decides to give up (reject) a lease with us, any claim we might have for breach of the lease, excluding a claim against (1) collateral securing the lease, or (2) a guarantor guaranteeing lease obligations, would be treated as a general unsecured claim in the tenant’s bankruptcy case. The laws governing bankruptcy cases would impact the treatment of our general unsecured claim.  Our claim would likely be capped at the amount the tenant owed us for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year of lease payments or 15% of lease payments payable under the remaining term of the lease, but in no case more than three years of lease payments. In addition to the cap on our damages for breach of the lease, even if our claim is timely submitted to the bankruptcy court, there is no guaranty that the tenant’s bankruptcy estate would have funds to satisfy the claims of general unsecured creditors. Finally, a bankruptcy court could re-characterize a net lease transaction as a disguised secured lending transaction. If that were to occur, we would not be treated as the owner of the property, but might have additional rights as a secured creditor. This would mean our claim in bankruptcy court could be limited to the amount we paid for the property, which could adversely impact our financial condition.

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Our real estate investments will consist of primarily industrial properties suitable for cultivation and production of medical-use cannabis, which may be difficult to sell or re-lease upon tenant defaults or early lease terminations, either of which would adversely affect returns to stockholders.

While our business objectives consist of principally acquiring and deriving rental income from industrial properties used in the regulated medical-use cannabis industry, we expect that at times we will deem it appropriate or desirable to sell or otherwise dispose of certain of the properties we acquire. These types of properties are relatively illiquid compared to other types of real estate and financial assets. This illiquidity could limit our ability to quickly dispose of properties in response to changes in regulatory, economic or other conditions. Therefore, our ability at any time to sell assets may be restricted and this lack of liquidity may limit our ability to make changes to our portfolio promptly, which could materially and adversely affect our financial performance. We cannot predict the various market conditions affecting the properties that we expect to acquire which will exist at any particular time in the future. Due to the uncertainty of regulatory and market conditions which may affect the future disposition of the real estate assets we expect to acquire, we cannot assure you that we will be able to sell these assets at a profit in the future. Accordingly, the extent to which we will realize potential appreciation on the real estate investments we expect to acquire will depend upon regulatory and other market conditions. In addition, in order to qualify as a REIT and maintain our REIT status, we may not be able to sell properties when we would otherwise choose to do so, due to market conditions or changes in our strategic plan.

Furthermore, we may be required to make expenditures to correct defects or to make improvements before a property can be sold and we cannot assure you that we will have funds available to correct such defects or to make such improvements. With these kinds of properties, if the current lease is terminated or not renewed, we may be required to make expenditures and rent concessions in order to lease the property to another tenant. In addition, in the event we are forced to sell or re-lease the property, we may have difficulty finding qualified purchasers who are willing to buy the property or tenants who are willing to lease the property. These and other limitations may affect our ability to sell or re-lease properties, which may adversely affect returns to our stockholders.

Liability for uninsured losses could adversely affect our financial condition.

While the terms of our leases with our tenants generally will require that they carry property and casualty insurance, losses from disaster-type occurrences, such as earthquakes, floods and weather-related disasters, may be either uninsurable or not insurable on economically viable terms. Should an uninsured loss occur, we could lose our capital investment or anticipated profits and cash flows from one or more properties.

Potential liability for environmental matters could adversely affect our financial condition.

We intend to purchase real estate and will be subject to the risk of liabilities under federal, state and local environmental laws. Some of these laws could subject us to:

•	responsibility and liability for the cost of removal or remediation of hazardous substances released on our properties, generally without regard to our knowledge of or responsibility for the presence of the contaminants;

•	liability for the costs of removal or remediation of hazardous substances at disposal facilities for persons who arrange for the disposal or treatment of these substances; and

•	potential liability for claims by third parties for damages resulting from environmental contaminants.

We will generally include provisions in our leases making tenants responsible for all environmental liabilities and for compliance with environmental regulations, and we will seek to require tenants to reimburse us for damages or costs for which we have been found liable. However, these provisions will not eliminate our statutory liability or preclude third party claims against us. Even if we were to have a legal claim against a tenant to enable us to recover any amounts we are required to pay, there are no assurances that we would be able to collect any money from the tenant. Our costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our properties, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or lease the property or to borrow using the property as collateral. Additionally, we could become subject to new, stricter environmental regulations, which could diminish the utility of our properties and have a material adverse impact on our results of operations.

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Contingent or unknown liabilities could materially and adversely affect our business, financial condition, liquidity and results of operations.

We may in the future acquire properties, subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a claim were asserted against us based on ownership of any of these properties, we may have to pay substantial amounts to defend or settle the claim. If the magnitude of such unknown liabilities is high, individually or in the aggregate, our business, financial condition, liquidity and results of operations would be materially and adversely affected.

The assets we will acquire may be subject to impairment charges.

We will periodically evaluate the real estate investments we acquire and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based upon factors such as market conditions, tenant performance and legal structure. For example, the termination of a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset which could have an adverse effect on our results of operations in the period in which the impairment charge is recorded.

We may own properties subject to ground leases that expose us to the loss of such properties upon breach or termination of the ground leases.

A ground lease agreement permits a tenant to develop and/or operate a land parcel (property) during the lease period, after which the land parcel and all improvements revert back to the property owner. Under a ground lease, property improvements are owned by the property owner unless an exception is created and all relevant taxes incurred during the lease period are paid for by the tenant. Ground leases typically have a long duration generally ranging from 50 to 99 years with additional extension options. As a lessee under a ground lease, we are exposed to the possibility of losing the property upon termination, or an earlier breach by us, of the ground lease, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our Class A common stock.

Due to our involvement in the regulated medical-use cannabis industry, we may have a difficult time obtaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liabilities.

Insurance that is otherwise readily available, such as workers’ compensation, general liability, and directors’ and officers’ insurance, is more difficult for us to find and more expensive, because we lease our properties to companies in the regulated medical-use cannabis industry. There are no guarantees that we will be able to find such insurances in the future, or that the cost will be affordable to us. If we are forced to go without such insurances, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities.

Risks Related to Financing Our Business

Our growth depends on external sources of capital, which may not be available on favorable terms or at all.

We intend to grow by acquiring real estate assets, which we intend to finance primarily through newly issued equity or debt. We may not be in a position to take advantage of attractive investment opportunities for growth if we are unable, due to global or regional economic uncertainty, changes in the state or federal regulatory environment relating to the medical-use cannabis industry, our own operating or financial performance or otherwise, to access capital markets on a timely basis and on favorable terms or at all. In addition, U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. Because we intend to grow our business, this limitation may require us to raise additional equity or incur debt at a time when it may be disadvantageous to do so.

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Our access to capital will depend upon a number of factors over which we have little or no control, including general market conditions and the market’s perception of our current and potential future earnings. If general economic instability or downturn leads to an inability to borrow at attractive rates or at all, our ability to obtain capital to finance the purchase of real estate assets could be negatively impacted. In addition, while we do not consider our company to be engaged in the medical-use cannabis industry, banks and other financial institutions may be reluctant to enter into lending transactions with us, particularly secured lending, because we intend to enter into sale-leaseback transactions for properties used in the cultivation and production of medical-use cannabis. If this source of funding is unavailable to us, our levered return on the properties we purchase may be lower.

If we are unable to obtain capital on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase. In addition, our ability to refinance all of any debt we may incur in the future, on acceptable terms or at all, is subject to all of the above factors, and will also be affected by our future financial position, results of operations and cash flows, which additional factors are also subject to significant uncertainties, and therefore we may be unable to refinance any debt we may incur in the future, as it matures, on acceptable terms or at all. All of these events would have a material adverse effect on our business, financial condition, liquidity and results of operations.

Any future indebtedness reduces cash available for distribution and may expose us to the risk of default under debt obligations that we may incur in the future.

Payments of principal and interest on borrowings that we may incur in the future may leave us with insufficient cash resources to operate the properties that we expect to acquire or to pay the distributions currently contemplated or necessary to satisfy the requirements for REIT qualification. Our level of debt and the limitations imposed on us by these debt agreements could have significant material and adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms, or at all;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;

•	we may be forced to dispose of one or more of the properties that we expect to acquire, possibly on disadvantageous terms;

•	we may default on our obligations or violate restrictive covenants, in which case the lenders may accelerate these debt obligations; and

•	our default under any loan with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations, cash flow, and our ability to make distributions to our stockholders could be materially and adversely affected.

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Risks Relating to Regulation

Current favorable state laws relating to cultivation and production of medical-use cannabis may be modified or eliminated in the future, and new laws that are adverse to the business of our tenants may be enacted.

As of June 10, 2016, 26 states, plus the District of Columbia, have passed laws allowing their citizens to use medical cannabis. We are targeting for acquisition, properties that are owned by licensed cultivators and producers of medical-use cannabis. However, relevant state laws may be amended or new laws enacted in the future to eliminate existing laws permitting cultivation and production of medical-use cannabis. If our tenants involved in the cultivation and production of medical-use cannabis were forced to close their operations, we would need to replace those tenants with tenants who are not engaged in the cannabis industry, who may pay lower rents. Moreover, any changes in state laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would likely result in a high vacancy rate for the kinds of properties that we seek to acquire, which would depress our lease rates and property values. In addition, we would realize an economic loss on any and all improvements made to properties that were specific to the medical-use cannabis industry.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.

Continued development of the cannabis industry depends upon continued legislative authorization of cannabis at the state level. Any number of factors could slow or halt progress in this area. Further, progress in the cannabis industry, while encouraging, is not assured. While there may be ample public support for legislative action, numerous factors impact the legislative process. For example, in 2015, voters in Ohio rejected a ballot initiative that would have legalized medical and adult-use cannabis. Ohio voters may have rejected this ballot initiative due to the provision that allowed commercial cultivation only at ten specifically designated parcels owned by certain private investors. Further legalization attempts at the state level that create bad public policy could slow or stop further development of the medical-use cannabis industry. Any one of these factors could slow or halt additional legislative authorization of medical-use cannabis, which could harm our business prospects.

Although the federal government currently has a relaxed enforcement position as it relates to states that have legalized medical-use cannabis, it remains illegal under federal law, and therefore, strict enforcement of federal laws regarding cannabis would likely result in our inability to execute our business plan.

Cannabis is a Schedule-I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its use remains a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers’ Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, strict enforcement of federal law regarding cannabis would likely result in our inability to execute our business plan.

The Obama administration has effectively stated that it is not an efficient use of resources to direct federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical cannabis.   In furtherance thereof, the Department of Justice provided guidance in the so-called “Cole Memo” to federal prosecutors regarding enforcement of laws regarding cannabis, which states that enforcement should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis growth and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

We do not intend to acquire properties from or lease properties to companies whose activities involve those enumerated in the Cole Memo, but federal prosecutors have significant discretion in their interpretation of these priorities. Therefore, no assurance can be given that the federal prosecutor in each judicial district where we purchase a property will agree that the activities of our tenant on the property located in such prosecutor’s district do not involve those enumerated in the Cole Memo. There is also no guarantee that the current or future administrations will not revise the federal enforcement priorities enumerated in the Cole Memo and decide to strictly enforce the federal laws.  Any such change in the federal government’s current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in our inability to execute our business plan and we would likely suffer significant losses with respect to our investment in medical-use cannabis facilities in the U.S. Furthermore, if our tenants were to continue the cultivation and production of medical-use cannabis on properties that we own following any such change in the federal government’s enforcement position, we could be subject to penalties, fines, forfeiture and criminal prosecution.

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FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry, which would directly affect our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration (the “FDA”) would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including cGMPs (certified good manufacturing practices) related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, what costs, requirements and possible prohibitions may be enforced. If we or our tenants are unable to comply with the regulations and or registration as prescribed by the FDA, we and or our tenants may be unable to continue to operate their and our business in its current form or at all.

We and our tenants may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.

Despite recent rules issued by the United States Department of the Treasury mitigating the risk to banks who do business with medical-use cannabis companies operating in compliance with applicable state laws, as well as recent guidance from the United States Department of Justice, banks remain wary of accepting funds from businesses in the medical-use cannabis industry. Because the use of medical cannabis remains illegal under federal law, strict enforcement of those laws could result in banks being found in violation of federal law when accepting for deposit funds derived from the sale or distribution of medical-use cannabis. Consequently, even those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. The terms of our leases will require that our tenants make rental payments via check or wire transfer. The inability of our potential tenants to open accounts and otherwise use the services of banks may make it difficult for them to enter into net lease arrangements with us, which could materially harm our business. Although we currently have a bank account, our inability or our tenants’ ability to open additional bank accounts or maintain current accounts would make it difficult for us to do business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.

Depending on the state, and the laws of that particular state, we may not be able to fully realize our potential to generate profit. Colorado and Washington have residency requirements for those directly involved in the medical-use cannabis industry, which may impede our ability to contract with cannabis businesses in those states. Furthermore, cities and counties are being given broad discretion to ban certain cannabis activities. Even if these activities are legal under state law, specific cities and counties may ban them.

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Assets leased to cannabis businesses may be forfeited to the federal government.

Any assets that are being used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. If the federal government decides to initiate forfeiture proceedings against cannabis businesses such as the medical-use cannabis facilities that we intend to acquire, our investment in those properties may be lost.

The properties that we expect to acquire will be subject to extensive regulations, which may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.

The properties that we expect to acquire will be subject to various local laws and regulatory requirements. Local property regulations may restrict the use of properties we acquire and may require us to obtain approval from local authorities with respect to the properties that we expect to acquire, including prior to acquiring a property or when developing or undertaking renovations. Among other things, these restrictions may relate to cultivation of medical-use cannabis, the use of water and the discharge of waste water, fire and safety, seismic conditions, asbestos-cleanup or hazardous material abatement requirements. We cannot assure you that existing regulatory policies will not materially and adversely affect us or the timing or cost of any future acquisitions, developments or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional costs. Our failure to obtain such regulatory approvals could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Compliance with environmental laws could materially increase our operating expenses.

There may be environmental conditions associated with properties we acquire of which we are unaware. If environmental contamination exists on properties we acquire, we could become subject to liability for the contamination. The presence of hazardous substances on a property may materially and adversely affect our ability to sell the property and we may incur substantial remediation costs. In addition, although we may require in our leases that tenants operate in compliance with all applicable laws and indemnify us against any environmental liabilities arising from a tenant’s activities on the property, we could nonetheless be subject to liability by virtue of our ownership interest and we cannot be sure that our tenants would satisfy their indemnification obligations to us. Such environmental liability exposure associated with properties we acquire could harm our business, financial condition, liquidity and results of operations.

Risks Related to Our Organization and Structure

We are dependent on our key personnel for our success.

We will depend upon the efforts, experience, diligence, skill and network of business contacts of our senior management team; therefore, our success will depend on their continued service. The departure of any of our executive officers or key personnel could have a material adverse effect on our performance. If any of our key personnel were to cease their employment, our operating results could suffer. Further, we do not intend to maintain key person life insurance that would provide us with proceeds in the event of death or disability of any of our key personnel.

We believe our future success depends upon our senior management team’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such skilled personnel. If we lose or are unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of your investment may decline.

Furthermore, we may retain independent contractors to provide various services for us, including administrative services, transfer agent services and professional services. Such contractors have no fiduciary duty to us and may not perform as expected or desired.

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Our board of directors will approve very broad investment guidelines for our senior management team and will not approve each decision made.

Our senior management team has broad discretion over the use of proceeds from this offering, and you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments that are not described in this prospectus or other periodic filings with the SEC. Furthermore, currently no portion of the net proceeds of this offering is committed to specific properties. We will rely on the senior management team’s ability, subject to the oversight and approval of our board of directors. Our senior management team will be authorized to follow very broad investment guidelines. Our board of directors will periodically review our investment guidelines and our portfolio but will not, and will not be required to, review all of our proposed investments. Our senior management team will have great latitude within the broad parameters of our investment guidelines in determining the assets it may decide are proper investments for us, which could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. Accordingly, you should not purchase shares of our Class A common stock unless you are willing to entrust all aspects of our day-to-day management to our senior management team.

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law, or MGCL, “business combinations” between a Maryland corporation and an “interested stockholder” or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as: (a) any person who beneficially owns 10% or more of the voting power of the then-outstanding voting stock of the corporation; or (b) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the expiration of the five-year period described above, any business combination between the Maryland corporation and an interested stockholder must generally be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of the then-outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.

These supermajority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The MGCL also permits various exemptions from these provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has adopted a resolution exempting any business combination between us and any other person. As a result, any person may be able to enter into business combinations with us that may not be in the best interests of our stockholders, without compliance with the 5-year moratorium and other provisions of the statute. We cannot assure you that our board of directors will not alter or repeal this resolution in the future. An alteration or repeal of the resolution described above will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

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The “control share” provisions of the MGCL provide that, subject to certain exceptions, a holder of “control shares” of a Maryland corporation (defined as shares which, when aggregated with all other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) has no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our personnel who are also our directors. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. This bylaw provision may be amended only by our board of directors.

The “unsolicited takeover” provisions of Title 3, Subtitle 8 of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, some of which (for example, a classified board) we do not yet have. Our charter contains a provision whereby we have elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL, pursuant to which our board of directors has the exclusive power to fill vacancies on our board of directors. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of shares of Class A common stock with the opportunity to realize a premium over the then current market price. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Business Combinations,” “—Control Share Acquisitions” and “—Subtitle 8.”

Stockholders have limited control over changes in our policies and operations.

Our board of directors determines our major policies, including with regard to financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under our charter and the Maryland General Corporation Law, our stockholders generally have a right to vote only on the following matters:

•	the election or removal of directors;

•	the amendment of our charter, except that our board of directors may amend our charter without stockholder approval to:

•	change our name;

•	change the name or other designation or the par value of any class or series of stock and the aggregate par value of our stock;

•	increase or decrease the aggregate number of shares of stock that we have the authority to issue;

•	increase or decrease the number of our shares of any class or series of stock that we have the authority to issue; and

•	effect certain reverse stock splits;

•	our liquidation and dissolution; and

•	our being a party to a merger, consolidation, sale or other disposition of all or substantially all of our assets or statutory share exchange.

All other matters are subject to the discretion of our board of directors.

Our authorized but unissued shares of common and preferred stock may prevent a change in our control.

Our charter permits our board of directors to authorize us to issue additional shares of our authorized but unissued common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have the authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the terms of the classified or reclassified shares. As a result, our board of directors may establish a class or series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of our Class A common stock or otherwise be in the best interest of our stockholders.

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Because of our holding company structure, we depend on our operating subsidiary and its subsidiaries for cash flow and we will be structurally subordinated in right of payment to the obligations of such operating subsidiary and its subsidiaries.

We are a holding company with no business operations of our own. Our only significant asset is and will be the general and limited partnership interests in our operating partnership. We conduct, and intend to conduct, all of our business operations through our operating partnership. Accordingly, our only source of cash to pay our obligations is distributions from our operating partnership and its subsidiaries of their net earnings and cash flows. We cannot assure you that our operating partnership or its subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to make distributions to our stockholders from cash flows from operations. Each of our operating partnership’s subsidiaries is or will be a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from such entities. In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy your claims as stockholders only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Our charter eliminates the liability of our present and former directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under Maryland law, our present and former directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment and was material to the cause of action adjudicated.

Our charter authorizes us to indemnify our directors and officers for actions taken by them in those and other capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each present and former director or officer, and each person who served any predecessor of our company in a similar capacity, to the maximum extent permitted by Maryland law, in connection with the defense of any proceeding to which he or she is made, or threatened to be made, a party or a witness by reason of his or her service to us. In addition, we may be obligated to pay or reimburse the expenses incurred by such persons in connection with any such proceedings without requiring a preliminary determination of their ultimate entitlement to indemnification. See “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that, subject to the rights of holders of any series of preferred stock, a director may be removed with or without cause upon the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

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Ownership limitations may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their shares.

In order for us to qualify as a REIT under the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To assist us in preserving our REIT qualification, among other purposes, our charter generally prohibits any person from directly or indirectly owning more than % by value or number of shares, whichever is more restrictive, of the outstanding shares of our Class A common stock, of the outstanding shares of any class or series of our preferred stock and of the outstanding shares of our capital stock. These ownership limits and other restrictions could have the effect of discouraging a takeover or other transaction in which holders of our Class A common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

We will become subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequately prepared.

Following this offering, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and, after we are no longer an “emerging growth company” for purposes of the JOBS Act, our independent registered public accounting firm to express an opinion on the effectiveness of our internal controls over financial reporting. To the extent applicable, these reporting and other obligations place or will place significant demands on our management, administrative, operational, and accounting resources and will cause us to incur significant expenses. We will need to create new systems; implement financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. We expect to have in place accounting and other management systems and resources that will allow us to maintain compliance with the requirements of the Sarbanes-Oxley Act either at the time of the completion of this offering or at the end of any phase-in periods following the completion of this offering permitted by The New York Stock Exchange, the SEC, and the JOBS Act. Any failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

Pursuant to the recently enacted JOBS Act, we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies for so long as we are an “emerging growth company.”

We are an “emerging growth company” as defined in the JOBS Act and we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” if we have more than $1 billion in annual gross revenues, we have more than $700 million in market value of our Class A common stock held by non-affiliates or we issue more than $1 billion of non-convertible debt over a three-year period. If we do take advantage of any or all of these exemptions, we do not know if some investors will find our Class A common stock less attractive as a result. The result may be a less active trading market for our Class A common stock and our stock price may be more volatile.

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We plan to operate our business so that we are not required to register as an investment company under the Investment Company Act.

We intend to engage primarily in the business of investing in real estate and we do not intend to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. If our primary business were to change in a manner that would require us register as an investment company under the Investment Company Act, we would have to comply with substantial regulation under the Investment Company Act which could restrict the manner in which we operate and finance our business and could materially and adversely affect our business operations and results.

Risks Related to Our Class A Common Stock

We set the initial public offering price of our shares of Class A common stock arbitrarily and such price may not accurately reflect the value of our assets or our expected operating income.

We established the initial offering price of our shares of Class A common stock on an arbitrary basis. This price bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the initial offering price is not based upon any valuation (independent or otherwise), the trading price of our shares of Class A common stock following the completion of this offering could be lower or higher than the initial public offering price.

There is no public market for our Class A common stock and a market may never develop which could cause our Class A common stock to trade at a discount and make it difficult for holders of our Class A common stock to sell their shares.

Shares of our Class A common stock are newly-issued securities for which there is no established trading market. We intend to apply to list our Class A common stock on The New York Stock Exchange. However, there can be no assurance that our listing application will be approved, or if approved, that an active trading market for our Class A common stock will develop, or if one develops, be maintained. Accordingly, no assurance can be given as to the ability of our stockholders to sell their Class A common stock or the price that our stockholders may obtain for their Class A common stock.

Some of the factors that could negatively affect the market price of our Class A common stock include:

•	our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects;

•	our ability to acquire our target assets on preferable terms or at all;

•	equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;

•	actual or anticipated accounting problems;

•	publication of research reports about us or the real estate industry;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we may incur in the future;

•	interest rate changes;

•	additions to or departures of our senior management team;

•	speculation in the press or investment community;

•	our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;

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•	changes in governmental policies, regulations or laws;

•	failure to qualify, or maintain our qualification, as a REIT;

•	price and volume fluctuations in the stock market generally; and

•	market and economic conditions generally, including the current state of the credit and capital markets and the market and economic conditions.

Market factors unrelated to our performance could also negatively impact the market price of our Class A common stock. One of the factors that investors may consider in deciding whether to buy or sell our Class A common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in capital markets can affect the market value of our Class A common stock.

Common stock and preferred stock eligible for future sale may have material and adverse effects on our share price.

Subject to applicable law, our board of directors, without stockholder approval, may authorize us to issue additional authorized and unissued shares of common stock and preferred stock on the terms and for the consideration it deems appropriate. In addition, upon completion of this offering, certain of our directors and executive officers will own a total of 15.0% of our total outstanding shares of Class A common stock.

There will be 1.0 million shares of Class A common stock available for future issuance and sale under our Equity Incentive Plan following this offering. In connection with stock splits, dividends, recapitalizations and certain other events, our board will make equitable adjustments that it deems appropriate in the aggregate number of shares of our Class A common stock that may be issued under Equity Incentive Plan and the terms of outstanding awards. The sale of awards under our Equity Incentive Plan will dilute the ownership interests of our existing stockholders and may depress the trading price of our Class A common stock.

We cannot predict the effect, if any, of future sales of our common stock or the availability of shares for future sales, on the market price of our Class A common stock. Sales of substantial amounts of common stock or the perception that such sales could occur may materially and adversely affect the prevailing market price for our common stock.

We cannot assure you of our ability to make distributions in the future. We may be required to borrow funds to make distributions.

We intend to make regular quarterly distributions to our stockholders. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We generally intend over time to distribute a minimum of 100% of our taxable income so as to satisfy the requirements for qualification as a REIT and avoid the payment of corporate level U.S. federal income taxes on our undistributed income. However, we cannot assure you that distributions will be made or sustained. Any distributions we make will be at the direction of our board of directors and will depend upon a number of factors, including our actual results of operations, economic conditions and other factors that could differ materially from our current expectations. See “Distribution Policy.”

Our charter permits us to pay distributions from any source and, as a result, the amount of distributions paid at any time may not reflect the performance of our properties or as cash flow from operations.

Our organizational documents permit us to make distributions from any source. To the extent that our cash available for distribution is insufficient to cover our distributions, we expect to use the proceeds from this offering, the proceeds from the issuance of securities in the future, the proceeds from borrowings or other sources to pay distributions. It is possible that in our initial years of operation, any distributions declared will be paid from our offering proceeds, which would constitute a return of capital to our stockholders. If we fund distributions from borrowings, sales of properties or the net proceeds from this offering, we will have fewer funds available for the acquisition of additional properties resulting in potentially fewer investments, less diversification of our portfolio and a reduced overall return to our stockholders. In addition, the value of our shares of Class A common stock may be diluted because funds that would otherwise be available to make investments would be diverted to fund distributions.

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The market price of our Class A common stock could be materially and adversely affected by our level of cash distributions.

The market value of the equity securities of a REIT is based primarily upon the market’s perception of our growth potential and its current and potential future cash distributions, whether from operations, sales or re-financings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our Class A common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our Class A common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would materially and adversely affect the market price of our Class A common stock.

Future offerings of debt or preferred equity securities, which may rank senior to our Class A common stock, may materially and adversely affect the market price of our Class A common stock.

If we decide to issue debt securities in the future, which would rank senior to our Class A common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any preferred equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our Class A common stock and may result in dilution to owners of our Class A common stock. We and, indirectly, our stockholders will bear the cost of issuing and servicing such securities. Because our decision to issue debt or preferred equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Class A common stock will bear the risk of our future offerings reducing the market price of our Class A common stock and diluting the value of their stock holdings in us.

Your percentage of ownership may become diluted if we issue new shares of stock or other securities, and issuances of preferred stock or other securities by us may subordinate the rights of the holders of our Class A common stock.

Our board of directors is authorized, without your approval, to cause us to issue additional shares of our common stock or to raise capital through the issuance of preferred stock (including equity or debt securities convertible into preferred stock), options, warrants and other rights, on terms and for consideration as our board of directors in its sole discretion may determine. Any such issuance could result in dilution of the equity of our stockholders.

Our charter also authorizes our board of directors, without stockholder approval, to designate and issue one or more classes or series of preferred stock (including equity or debt securities convertible into preferred stock) and to set or change the voting, conversion or other rights, preferences, restrictions, limitations as to dividends or other distributions and qualifications or terms or conditions of redemption of each class of shares so issued. If any preferred stock is publicly offered, the terms and conditions of such preferred stock (including any equity or debt securities convertible into preferred stock) will be set forth in a registration statement registering the issuance of such preferred stock or equity or debt securities convertible into preferred stock. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock or other preferred stock. If we ever create and issue additional preferred stock or equity or debt securities convertible into preferred stock with a distribution preference over common stock or preferred stock, payment of any distribution preferences of new outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock and junior preferred stock. Further, holders of preferred stock are normally entitled to receive a preference payment if we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of additional preferred stock may delay, prevent, render more difficult or tend to discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management.

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Risks Related to Our Taxation as a REIT

Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

We have been organized and we intend to operate in a manner that will enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2016. We have not requested and do not intend to request a ruling from the Internal Revenue Service, or the Service, that we qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions and the regulations promulgated by the U.S. Treasury Department, or the Treasury Regulations, promulgated thereunder for which there are limited judicial and administrative interpretations. Accordingly, we cannot be certain that we will be successful in operating so we can qualify or remain qualified as a REIT.

To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions. Our ability to satisfy these asset tests depends upon the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Thus, while we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. These considerations also might restrict the types of assets that we can acquire in the future.

If we fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions to our stockholders in any year in which we fail to qualify, nor will we be required to make distributions to our stockholders. In such a case, we might need to borrow money, sell assets, or reduce or even cease making distributions in order to pay our taxes. Our payment of income tax would reduce significantly the amount of cash available for distribution to our stockholders. If we fail to qualify as a REIT, all distributions to stockholders, to the extent of current and accumulated earnings and profits, will be taxable to the stockholders as dividend income (which may be subject to tax at preferential rates) and corporate distributes may be eligible for the dividends received deduction if they satisfy the relevant provisions of the Code. Furthermore, if we fail to qualify as a REIT, we no longer would be required to distribute substantially all of our net taxable income to our stockholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify. We might not be entitled to the statutory relief described in this paragraph in all circumstances.

The REIT distribution requirements could adversely affect our ability to execute our business plan, require us to borrow funds during unfavorable market conditions or subject us to tax, which would reduce the cash available for distribution to our stockholders.

In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax. However, we cannot assure that we will have sufficient cash or other liquid assets to meet these distributions. Difficulties in meeting the distribution requirements might arise due to competing demands for available funds or timing differences between tax reporting and cash receipts.

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In addition, our taxable income may exceed our net income as determined by GAAP because, for example, realized capital losses will be deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. If we realized capital losses in the same taxable year as such distribution, such losses would not offset the gain we recognize from such distribution, and our net taxable income could exceed our overall economic gain during such taxable year. In addition, we may incur nondeductible capital expenditures or be required to make debt or amortization payments. As a result of the foregoing consequences of timing differences, we may generate less cash flow than taxable income in a particular year and we may incur U.S. federal income tax and the 4% nondeductible excise tax on that income if we do not distribute such income to stockholders in that year. In that event, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or, to the extent possible, make a taxable distribution of our stock in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year. Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Complying with REIT requirements may cause us to forego otherwise attractive business opportunities or liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually. In addition, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our total assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans, certain kinds of mortgage-backed securities and certain securities issued by other REITs. The remainder of our investment in securities (other than government securities, securities of corporations that are treated as TRSs, and qualified REIT real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 25% (20% for taxable years beginning after December 31, 2017) of the value of our total securities can be represented by securities of one or more TRSs, and, the aggregate value of debt instruments issued by public REITs held by us that are not otherwise secured by real property may not exceed 25% of the value of our total assets. See “Material U.S. Federal Income Tax Considerations—Taxation of the Company—Asset Tests.” If we fail to comply with these asset requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences.

To meet these tests, we may be required to take or forgo taking actions that we would otherwise consider advantageous. For instance, in order to satisfy the gross income or asset tests applicable to REITs under the Code, we may be required to forego investments that we otherwise would make. Furthermore, we may be required to liquidate from our portfolio otherwise attractive investments. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. Thus, compliance with the REIT requirements may hinder our investment performance.

The tax on prohibited transactions could limit our ability to engage in certain transactions or subject us to a 100% penalty tax.

We will be subject to a 100% tax on any income from a prohibited transaction. “Prohibited transactions” generally include sales or other dispositions of property (other than property treated as foreclosure property under the Code) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, either directly or indirectly through certain pass-through subsidiaries. Although we do not intend to hold a significant amount of assets as inventory or primarily for sale to customers in the ordinary course of our business, the characterization of an asset sale as a prohibited transaction depends on the particular facts and circumstances. The Code provides a safe harbor that, if met, allows a REIT to avoid being treated as engaged in a prohibited transaction. It is likely that we may sell certain properties that have not met all of the requirements of such safe harbor if we believe the transaction would not be a prohibited transaction based on a facts and circumstances analysis. If the Service were to successfully argue that such a sale was in fact a prohibited transaction, we would be subject to a 100% penalty tax with respect to such sale.

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If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.

In order to qualify as a REIT, we must annually distribute to our stockholders at least 90% of our REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Currently, there is uncertainty as to the IRS’s position regarding whether certain arrangements that REITs have with their stockholders could give rise to the inadvertent payment of a preferential dividend (e.g., the pricing methodology for stock purchased under a distribution reinvestment program inadvertently causing a greater than 5% discount on the price of such stock purchased). There is no de minimis exception with respect to preferential dividends; therefore, if the IRS were to take the position that we inadvertently paid a preferential dividend, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. While we believe that our operations will be structured in such a manner that we will not be treated as inadvertently paying preferential dividends, we can provide no assurance to this effect.

The ability of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that the board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if the board determines that it is no longer in our best interest to attempt to, or continue to, qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our Class A common stock.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 39.6% maximum U.S. federal income tax rate on ordinary income when paid to such stockholders. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of our Class A common stock.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets, if properly identified under applicable Treasury Regulations, does not constitute “gross income” for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of such TRS.

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Non-U.S. stockholders will generally be subject to withholding tax with respect to our dividends.

Non-U.S. stockholders (as defined in “Material U.S. Federal Income Tax Considerations”) will generally be subject to U.S. federal withholding tax on dividends received from us at a 30% rate, subject to reduction under an applicable treaty or a statutory exemption under the Code. Although such withholding taxes may be creditable in such non-U.S. stockholder’s resident jurisdiction, for many such non-U.S. stockholders, investment in a REIT that invests principally in non-U.S. real property may not be the most tax-efficient way to invest in such assets compared to a direct investment in such assets which would generally not subject such non-U.S. stockholders to U.S. withholding taxes.

Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Your investment has various tax risks.

Although provisions of the Code generally relevant to an investment in shares of our Class A common stock are described in “Material U.S. Federal Income Tax Considerations,” you should consult your tax advisor concerning the effects of U.S. federal, state, local and foreign tax laws to you with regard to an investment in our Class A common stock.

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RESTRICTIONS IMPOSED BY THE USA PATRIOT ACT AND RELATED ACTS

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, or the USA PATRIOT Act, the shares of Class A common stock offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any “unacceptable investor,” which means anyone who is:

•	a “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization,” or “blocked person” within the definitions set forth in the Foreign Assets Control Regulations of the U.S. Treasury Department;

•	acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

•	within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

•	subject to additional restrictions imposed by the following statutes or regulations, and executive orders issued thereunder: the Trading with the Enemy Act, the Iraq Sanctions Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriation Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

•	designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.
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FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “could,” “may” or similar expressions, we intend to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking:

•	use of proceeds of this offering;

•	our business and investment strategy;

•	our projected operating results;

•	actions and initiatives of the U.S. or state governments and changes to government policies and the execution and impact of these actions, initiatives and policies;

•	the state of the U.S. economy generally or in specific geographic areas;

•	economic trends and economic recoveries;

•	shifts in public opinion regarding medical-use cannabis;

•	our ability to obtain and maintain financing arrangements;

•	financing rates for our target assets;

•	our expected leverage;

•	general volatility of the securities markets in which we may invest;

•	changes in the values of our assets;

•	our expected portfolio of assets;

•	our expected investments;

•	interest rate mismatches between our target assets and our borrowings used to fund such investments;

•	changes in interest rates and the market value of our target assets;

•	rates of default on leases for our target assets;

•	the degree to which our hedging strategies may or may not protect us from interest rate volatility;

•	impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters;

•	our ability to qualify as a REIT and, once qualified, maintain our qualification as a REIT for U.S. federal income tax purposes;

•	our ability to maintain our exemption from registration under the Investment Company Act;

•	availability of investment opportunities in real estate-related investments and securities;

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•	availability of qualified personnel;

•	estimates relating to our ability to make distributions to our stockholders in the future;

•	our understanding of our competition; and

•	market trends in our industry, interest rates, real estate values, the debt securities markets or the general economy.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. You should not place undue reliance on these forward-looking statements. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these factors are described in this prospectus under the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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USE OF PROCEEDS

The gross proceeds from this offering will be approximately $           if the maximum number of shares is sold, and $           if the minimum number of shares is sold, before deducting expenses. We estimate offering expenses to be approximately $            , excluding placement agent fees. We estimate the net proceeds of the offering to be approximately $             if the maximum offering is obtained and approximately $             if the minimum offering is obtained. We intend to invest the net proceeds of the offering in connection with the acquisition, ownership, and leasing of real estate assets that support the regulated cannabis industry. Until appropriate assets can be identified, we may invest the net proceeds of the offering in interest-bearing short-term investments that are consistent with our intention to qualify as a REIT. Any interest-bearing short-term investment we make likely will provide a lower net return than we will seek to achieve from our target assets.

The following table sets forth our estimated net offering proceeds from the sale of the maximum and the minimum amount of Class A common stock in this offering and the application of such proceeds.

	Maximum Offering Amount	Minimum Offering Amount
Gross offering proceeds	$	$
Offering expenses:
Placement agent fee(1)
Other offering expenses
Amount available for investment	$	$

Amount available for investment	$	$
Working capital reserve
Proceeds to be invested in real estate and related assets	$	$

(1) We have assumed that our placement agent, International Assets Advisory, LLC, will be paid a seven percent (7%) fee and an accountable expense reimbursement capped at $450,000. See “Plan of Distribution – Commissions and Discounts” elsewhere in this prospectus for additional information regarding the fees and expenses payable to our placement agent. Our estimated offering expenses, excluding the $450,000 expense reimbursement and the Placement Agent fees, are $             .

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DISTRIBUTION POLICY

We intend to make regular quarterly distributions to our stockholders. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income.

We generally intend over time to distribute a minimum of 100% of our taxable income so as to satisfy the requirements for qualification as a REIT and avoid the payment of corporate level U.S. federal income taxes on our undistributed income. However, we cannot assure you that distributions will be made or sustained. Any distributions we make will be at the direction of our board of directors and will depend upon a number of factors, including our actual results of operations, economic conditions and other factors that could differ materially from our current expectations.

Our organizational documents permit us to make distributions from any source. If our cash available for distribution is insufficient to cover our distributions, we expect to use the proceeds from this offering, the proceeds from the issuance of securities in the future, the proceeds from borrowings or other sources to pay distributions. During our initial years of operation, certain of our distributions declared may be paid from our offering proceeds, which would constitute a return of capital to our stockholders.

We anticipate that our distributions generally will be taxable as ordinary income to our stockholders, although a portion of the distributions may be designated by us as qualified dividend income or capital gain or may constitute a return of capital. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For more information, see “Material U.S. Federal Income Tax Considerations – Taxation of U.S. Holders – Taxation of Taxable U.S. Holders on Distributions on Shares.”

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CAPITALIZATION

The following table sets forth our capitalization as of June 15, 2016 and as adjusted to give effect to the sale of the minimum and the maximum number of shares of our Class A common stock in this offering, at an assumed initial public offering price of $               per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us. You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

	June 15, 2016
	Actual	As Adjusted Minimum Offering	As Adjusted Maximum Offering
Stockholders’ equity:
Class A common stock, par value $0.001 per share; 49,000,000 shares authorized and no shares issued and outstanding on an actual basis, and shares issued and outstanding, as adjusted (1)	$—
Class B common stock, par value $0.001 per share; 1,000,000 shares authorized and 508,065 shares issued and outstanding on an actual basis, and no shares issued and outstanding as adjusted (1)	508
Preferred Stock, par value $0.001 per share; 50,000,000 shares authorized and no shares issued and outstanding	—

Total stockholders’ equity	$508	$	$

(1)	The shares of our Class B common stock issued and outstanding immediately prior to the consummation of the offering will automatically convert upon the consummation of the offering into that number of shares of Class A common stock equal to 15.0% of the shares of our Class A common issued and outstanding immediately following the offering. See the section of this prospectus entitled “Description of Securities.”
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SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information as of June 15, 2016, that has been derived from our historical audited financial statements.

Since the information provided below is only a summary and does not provide all of the information contained in our historical financial statements, including the related notes, you should read it in conjunction with the “Management’s Discussion and Analyses of Financial Condition and Results of Operations” and our historical financial statements, including the related notes, included elsewhere in this prospectus. As of the date of this prospectus, we have not commenced any operations because we are in our organizational state. We will not commence any significant operations until we have completed this offering.

As of June 15, 2016
ASSETS:
Cash	$508
Total Assets	$508
LIABILITIES:
Total Liabilities	$0
STOCKHOLDERS’ EQUITY:
Class B Common Stock	508
Total Stockholders’ Equity	508
Total Liabilities and Stockholders’ Equity	$508

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

We are a recently formed Maryland corporation that was organized to engage in the acquisition, ownership, and leasing of specialized industrial real estate assets. Our target assets are specialized industrial facilities licensed by the state to cultivate cannabis for medical use, which we refer to as medical-use cannabis facilities. Our Executive Chairman, Alan Gold, is a 30-year veteran of the real estate industry, including co-founding two New York Stock Exchange listed REITs: BioMed Realty Trust, Inc., focused on acquiring, leasing and managing laboratory and office space for the life science industry where he served as chairman, chief executive officer, and president, and Alexandria Real Estate Equities, Inc., where he served as president and a director. Our senior management team has significant experience in all aspects of the real estate industry, including acquisitions, dispositions, construction, development, management, and lending.

Our principal business objective is to create cash flow from leasing operations, achieve sustainable long-term growth and provide attractive returns to our stockholders through increasing distributions and long-term capital appreciation. We plan to aggressively pursue our growth strategy through the acquisition, ownership and leasing of medical-use cannabis facilities operated by sophisticated and experienced state-licensed operators.

We intend to elect and to operate our business so as to qualify, to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2016. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our taxable income to the extent that we annually distribute all of our taxable income to stockholders. We will conduct all of our operations through IIP Operating Partnership LP, or our Operating Partnership.

Factors Impacting Our Operating Results

We expect that our results of operations will be affected by a number of factors and will primarily depend on the rental revenue we receive from the properties that we expect to acquire, the timing of lease expirations, general market conditions, the regulatory environment in the medical-use cannabis industry, and the competitive environment for real estate assets that support the regulated medical-use cannabis industry.

Rental Revenues

We expect to receive income primarily from rental revenue generated by the properties that we expect to acquire. The amount of rental revenue will depend upon a number of factors, including:

•	our ability to enter into leases with increasing or market value rents for the properties that we expect to acquire; and

•	rent collection, which primarily relates to each of our future tenant’s financial condition and ability to make rent payments to us on time.

The properties that we expect to acquire will consist of real estate assets that support the regulated medical-use cannabis industry. Changes in current favorable state laws in the cannabis industry may impair our ability to renew or re-lease properties and the ability of our tenants to fulfill their lease obligations could materially and adversely affect our ability to maintain or increase rental rates for our properties.

Conditions in Our Markets

Positive or negative changes in regulatory, economic or other conditions, drought, and natural disasters in the markets where we acquire properties may affect our overall financial performance.

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Competitive Environment

We face competition from a diverse mix of market participants, including but not limited to, other public companies with similar business models, independent investors, hedge funds and other real estate investors, hard money lenders, as well as would be clients, cannabis operators themselves, all of whom, who may compete against us in our efforts to acquire real estate zoned for cannabis cultivation and production operations. In the future, competition from others may diminish our opportunities to acquire a desired property on favorable terms or at all. In addition, this competition may put pressure on us to reduce the rental rates below those that we expect to charge for the properties that we acquire, which would adversely affect our financial results.

Operating Expenses

Our operating expenses will include general and administrative expenses, including personnel costs, legal, accounting, and other expenses related to corporate governance, public reporting and compliance with the various provisions of U.S. securities laws. We will structure our leases so that the tenant is responsible for taxes, maintenance, insurance, and structural repairs with respect to the premises throughout the lease term. Increases or decreases in such operating expenses will impact our overall financial performance.

Our Qualification as a REIT

We have been organized and we intend to elect, and to operate our business so as to qualify, to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2016. Shares of our Class A common stock are subject to restrictions on ownership and transfer that are intended, among other purposes, to assist us in qualifying and maintaining our qualification as a REIT. Our charter, subject to certain exceptions, limits ownership of any class or series of our capital stock to no more than       % in value or number of shares, whichever is more restrictive, among other restrictions.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with GAAP, and are the basis for our discussion and analysis of financial condition and results of operations. In the future, when preparing our consolidated financial statements, we will be required to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. We will strive to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions.

Acquisition of Rental Property, Depreciation and Impairment

In order to prepare our consolidated financial statements according to the rules and guidelines set forth by GAAP, many subjective judgments must be made with regard to critical accounting policies. One of these judgments is our estimate for useful lives in determining depreciation expense for our properties. Depreciation on a majority of our buildings and improvements will be computed using the straight-line method over an estimated useful life of 30 to 40 years for buildings and 4 to 20 years for improvements, which we believe are appropriate estimates of useful life. If we use a shorter or longer estimated useful life, it could have a material impact on our results of operations.

Management must make significant assumptions in determining the fair value of assets acquired and liabilities assumed.  Upon acquisition of property, we allocate the purchase price of the properties in accordance with ASC 805 – Business Combinations based upon the fair value of the assets acquired and liabilities assumed, which generally consists of land, buildings, site improvements, and furniture and fixtures. We allocate the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. If the acquisition does not meet the definition of a business, we record the acquisition as an asset acquisition. For asset acquisitions, the purchase price allocation is based upon the relative fair values of all assets acquired and liabilities assumed. For transactions that are business combinations, acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. For transactions that are an asset acquisition, acquisition costs are capitalized as incurred.

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Another significant judgment must be made as to if, and when, impairment losses should be taken on our properties when events or a change in circumstances indicate that the carrying amount of the asset may not be recoverable. A provision is made for impairment if estimated future operating cash flows (undiscounted and without interest charges) plus estimated disposition proceeds (undiscounted) are less than the current book value of the property. Key inputs that we utilize in this analysis include projected rental rates, estimated holding periods, historical sales and releases, capital expenditures, and property sales capitalization rates. If a property is held for sale, it is carried at the lower of carrying cost or estimated fair value, less estimated cost to sell. The carrying value of our real estate is anticipated to be the largest component of our consolidated balance sheet. Our strategy of primarily holding properties, long-term, directly decreases the likelihood of their carrying values not being recoverable, thus requiring the recognition of an impairment. However, if our strategy, or one or more of the above assumptions were to change in the future, an impairment may need to be recognized. If events should occur that require us to reduce the carrying value of our real estate by recording provisions for impairment, they could have a material impact on our results of operations.

Revenue Recognition and Accounts Receivable

We anticipate that all leases will be triple-net leases and will be accounted for as operating leases. Under this method, leases that have fixed and determinable rent increases are recognized on a straight-line basis over the lease term. Any rental revenue contingent upon a tenant’s sales is recognized only after the tenant exceeds its sales breakpoint. Rental increases based upon changes in the consumer price indexes are recognized only after the changes in the indexes have occurred and are then applied according to the lease agreements.  In certain cases, our leases may contain reimbursement obligations. Contractually obligated reimbursements from tenants for recoverable real estate taxes and operating expenses will be included in tenant reimbursements in the period when such costs are incurred.

We will recognize an allowance for doubtful accounts relating to accounts receivable for amounts deemed uncollectible. We consider tenant specific issues, such as financial stability and ability to pay, when determining collectability of accounts receivable and appropriate allowances to record.

Gain on Sales of Properties

When real estate is sold, the related net book value of the applicable assets is removed and a gain from the sale is recognized in our consolidated statements of income. We will record a gain from the sale of real estate provided that various criteria relating to the terms of the sale have been met.

Income Taxes

We have been organized and we intend to elect, and to operate our business so as to qualify, to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2016. Under the REIT operating structure, we are permitted to deduct dividends paid to our stockholders in determining our taxable income. Assuming our dividends equal or exceed our taxable net income, we generally will not be required to pay federal corporate income taxes on such income.

Adoption of New or Revised Accounting Standards

As an emerging growth company under the JOBS Act, we can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. An emerging growth company may opt out of the extended transition period for complying with new or revised accounting standards. A decision to opt out, however, is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we can adopt the standard for the private company. This may make comparison of our financial statements with a public company that either is not an emerging growth company or is an emerging growth company that has opted out of using the extended transition period difficult or impossible as different or revised accounting standards may be used.

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Results of Operations

As of the date of this prospectus, we have not commenced any operations because we are in our organizational state. We will not commence any significant operations until we have completed this offering. The factors that we anticipate impacting our results of operations in the future are discussed above under “—Factors Impacting Our Operating Results.”

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements. We expect to use significant cash to acquire our target assets, pay dividends to our stockholders, fund our operations, and meet other general business needs. Our primary sources of cash will generally consist of the net proceeds of this offering, cash flows from operations, and the net proceeds of future offerings. However, we cannot assure you that we will have access to the capital markets at times and at terms that are acceptable to us.

We will pay, or reimburse and its affiliates for, expenses incurred in connection with our organization and this offering.

Impact of Real Estate and Credit Markets

In the commercial real estate market, property prices generally continue to fluctuate. Likewise, during certain periods, the U.S. credit markets have experienced significant price volatility, dislocations, and liquidity disruptions, which may impact our access to and cost of capital. We continually monitor the commercial real estate and U.S. credit markets carefully and, if required, will make decisions to adjust our business strategy accordingly.

Off Balance Sheet Arrangements

We have no unconsolidated investments, nor do we engage in trading activities involving energy or commodity contracts or any other off-balance sheet arrangements.

Interest Rate Risk

We have not issued any debt and have no debt outstanding, so we are not exposed to interest rate changes. At this time, we have no plans at this time to issue debt instruments. It is possible that a property we acquire in the future would be subject to a mortgage, which we may assume.

Impact of Inflation

We intend to enter into leases that generally provide for limited increases in rent as a result of increases in the consumer price index (typically subject to ceilings) or fixed increases. We expect these lease provisions to result in rent increases over time. During times when inflation is greater than increases in rent, as provided for in the leases, rent increases may not keep up with the rate of inflation.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have not issued any debt and have no debt outstanding, so we are not exposed to interest rate changes. If we were to issue debt or enter into a credit facility in the future, we would be exposed to interest rate changes. At this time, we have no plans at this time to issue debt instruments.

It is possible that a property we acquire in the future would be subject to a mortgage, which we may assume.

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BUSINESS

Our Company

Innovative Industrial Properties, Inc. was incorporated in Maryland on June 15, 2016, to own and lease specialized industrial real estate assets. Our target real estate assets are primarily industrial facilities leased to tenants in the regulated medical-use cannabis industry. Initially, we intend to acquire these properties by entering into sale-leaseback transactions with experienced state-licensed operators for their medical-use cannabis facilities. Our leases with tenants will be triple-net lease arrangements, which require that the tenant pay for the maintenance of the property, taxes and insurance.

Our Executive Chairman, Alan Gold, is a 30-year veteran of the real estate industry, including co-founding two New York Stock Exchange listed REITs: BioMed Realty Trust, Inc. focused on acquiring, leasing and managing laboratory and office space for the life science industry, where he served as chairman, chief executive officer, and president; and Alexandria Real Estate Equities, Inc., where he served as president and a director. Our senior management team has significant experience in all aspects of the real estate industry, including acquisitions, dispositions, construction, development, management, and lending. We believe the industry experience and relationships of our senior management team will provide us with a competitive advantage in sourcing and negotiating sale-leaseback transactions for our target properties.

We plan to finance our growth through the application of the net proceeds of this offering, and, when necessary, through additional equity and debt offerings. We currently anticipate that the average size of our investments will range from $5 million to $25 million and will involve between 25,000 and 150,000 square feet.

We are actively seeking and evaluating medical-use cannabis facilities to purchase with the net proceeds of this offering. Currently, no portion of the net proceeds of this offering is committed to specific properties. However, our senior management team has identified and is in various stages of reviewing in excess of $75 million of potential properties for acquisition, which amount is estimated based on preliminary discussions with sellers or our internal assessment of the values of such properties. Of these potential acquisitions, we have entered into non-binding letters of intent for the acquisition of an aggregate of $36 million of properties (consisting of two properties, one in New York and one in Illinois), which would be subject to triple-net lease agreements. There can be no assurance, however, that we will consummate these acquisitions or that we will enter into definitive agreements to acquire or ultimately complete the acquisition of any property in our pipeline.

Market Opportunity

The Industrial Real Estate Sub-Market

The industrial real estate sub-market currently is performing quite well with vacancies in most, if not all, markets at historical lows due to many factors, including the move away from retail locations to local distribution locations for online retailers.  The evolution of retail shopping is driving industrial real estate demand. Green Street Advisors estimates the increase in Ecommerce has led to a 20% annual increase in industrial real estate demand, equating to 30-40 million square feet of space. Green Street estimates 1 million square feet of additional industrial space is required for every $1 billion in online sales. Same day delivery, transportation expenses and access to a strong labor pool are creating the need for Ecommerce tenants to increase the quality of their locations. Leasing or owning industrial properties well outside of urban markets to take advantage of lower costs no longer works in an environment in which same day delivery is expected by customers. Demand from Ecommerce distribution is putting pressure on other non-traditional users of industrial space creating a great backdrop for owners of industrial real estate.

According to Collier’s International, the U.S. industrial vacancy rate declined for the 22nd consecutive quarter in the first quarter of 2016, declining 10 basis points to 6.3% and down 70 basis points from the first quarter of 2015. Almost 64 million square feet of industrial real estate was absorbed in the first quarter of 2016, an increase of 9.6% year over year. Due to the lower vacancy rate, asking rates increased for the 18th consecutive quarter, according to Colliers.

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This supply/demand dynamic creates significant opportunity for owners of industrial facilities, particularly those focused on niche categories, as options are limited for tenants requiring specialized buildings. We intend to purchase specialized industrial properties that are mission critical to , the medical-use cannabis industry.

The Regulated Medical-Use Cannabis Industry

We believe that a convergence of changing public attitudes toward medical-use cannabis legalization, increased legalization momentum in various states, and a more relaxed federal enforcement posture create a unique window of opportunity for real estate investment in the sector. We also believe that the increased sophistication of the industry and the development of strong business, operational, and compliance practices have made the sector more attractive for investment. Increasingly, stated-licensed medical-use cannabis cultivation and processing facilities are becoming sophisticated business enterprises that use state-of-the-art technologies and well-honed business and operational processes to maximize product yield and revenues. Additionally, growers and dispensers have developed a growing portfolio of products into which they are able to incorporate legal medical-use cannabis in a safe and appealing manner, including a variety of edibles, drinks, and topicals.

The development of the regulated medical-use cannabis industry in the United States has generally been driven by state-level lawmaking and regulation, and accordingly the market is generally defined on a state-by-state basis. State laws that legalize and regulate medical-use cannabis allow patients to consume cannabis for medicinal reasons with a doctor’s recommendation subject to various requirements and limitations.

We believe that the following conditions create a current favorable environment for investing in real estate assets that support the regulated cannabis industry:

●	Significant industry growth in recent years and expected continued growth;

●	A shift in public opinion regarding the legalization of cannabis, especially as it relates to the medical use of cannabis;

●	Increasing momentum toward legalization in many states, particularly for medical uses;

●	The Federal government’s current relaxed enforcement posture toward medical cannabis legal under state law; and

●	Limited access to capital by industry participants in light of banking and money transfer limitations driven by federal law.

We believe that these conditions, which are described in more detail below, create a unique window for investment in medical-use cannabis facilities.

Cannabis Industry Growth and Trends

According to The ArcView Group, a cannabis industry research firm and investor network, nationwide sales of legal cannabis grew to $5.4 billion up from $4.6 billion in 2014. Of the $4.6 billion in estimated sales in 2014, approximately 92% of such sales consisted of medical sales. Demand is expected to remain strong in 2016 with legal markets projected to grow to $6.7 billion, a 24% increase over 2015, as new state medical markets, including Nevada, Illinois, Massachusetts and New York, expand. According to ArcView, by 2020, legal market sales will grow to estimated $21.8 billion, of which estimated medical-use sales will be approximately $10.15 billion.

According to ProCon.org, as of March 1, 2016, an estimated 1.2 million people use or were registered for the use of legalized medical cannabis. Cannabis has been used to treat medical conditions including glaucoma, HIV, cancer, migraines and chronic pain. As the industry continues to evolve, patients are continuing to have new ways to consume cannabis in order for them to have the experience and relief needed for their condition.

As with any nascent but growing industry, operational and business practices evolve and become more sophisticated over time. We believe that that the quality and experience of industry participants and the development of sound business, operational, and compliance practices have reached an inflection point that makes the regulated medical-use cannabis industry now more attractive for investment.

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Growth in the medical-use cannabis market has been aided by an increase in the variety of products in which cannabis is incorporated. In addition to smoking and vaporizing of dried leaves, cannabis is incorporated into a variety of edibles, including cookies, crackers, nut mixes, lollipops, chews, and other kinds of food. Cannabis is also infused into teas, juices, smoothies, and sodas. Cannabis oil can also be incorporated into spray products or transdermal patches as well as topicals that have no psychoactive effects, such as salves, ointments, lotions, and sprays.

Shifting Public Attitudes

We believe that the growth of the cannabis market will be fueled by changing public attitudes in the U.S. toward regulation and legalization of cannabis. A 2015 poll by Harris found 81% of Americans support legalization of cannabis for medical use.

State Law and Legislative Activity

As of June 10, 2016, 26 states and the District of Columbia permitted the medical use of cannabis in some manner. The first state to permit the medical use of cannabis was California in 1996, when California adopted the Compassionate Care Act. The law allowed doctors to recommend cannabis for serious medical conditions and patients were permitted to use, possess and grow cannabis themselves. Several other states, namely Washington, Oregon, and Alaska, adopted medical-use laws two years later in 1998, and the remaining medical-use states adopted their laws on various dates through 2016.

The following is a list of the states that have legalized cannabis for medical use in some form as of June 10, 2016:

State Populations with Legal Access to Cannabis

Year	State	Population (in millions)
1996	California	38
1998	Washington	6.9
1998	Oregon	3.9
1999	Alaska	0.7
1999	Maine	1.3
2000	Hawaii	1.4
2000	Colorado	5.2
2000	Nevada	2.8
2004	Vermont	0.6
2004	Montana	1
2006	Rhode Island	1.1
2007	New Mexico	2.1
2008	Michigan	10
2010	District of Columbia	0.6
2010	New Jersey	8.9
2010	Arizona	6.6
2011	Delaware	0.9
2012	Massachusetts	6.6
2012	Connecticut	3.4
2013	Illinois	12.9
2013	New Hampshire	1.3
2014	Maryland	5.9
2014	Minnesota	5.4
2014	New York	19.8
2016	Louisiana	4.7
2016	Pennsylvania	12.8
2016	Ohio	11.6
Total	26 (plus DC)	176.4

Source: ArcView Market Research

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Although the above states have all approved the medical use of cannabis, the applicable state and local laws and regulations vary widely. For example, most states’ laws allow commercial production and sales through dispensaries and set forth rigorous licensing requirements, although in other states the licensing rules are unclear. In some states, dispensaries are mandated to operate on a not-for-profit basis. Some states permit home cultivation activities, while other states do not. The states also differ on the form in which cannabis can be sold. For example, some states do not permit cannabis-infused products such as concentrates, edibles, and topicals.

A number of states had legislative or ballot measures pending that, if passed, would increase the size of the regulated cannabis industry. Some of the more significant measures are summarized below.

•	Arizona. A ballot initiative campaign has been underway since early 2015 to legalize recreational cannabis. As of early December 2015, the campaign had collected nearly one-third of the 230,000 signatures that are required. Medical cannabis legalization passed by only a small margin in 2010, and permitting adult-use of cannabis is typically much more controversial.

•	California. California is well-poised for permitting adult-use of cannabis. Not only is it home to almost 40 million people, the state also accounts for the largest medical cannabis industry in the country. A ballot initiative creating a regulated framework for legalizing, selling and taxing cannabis sales similar to alcohol, has been proposed in California. The measure is reported to have strong support from several influential cannabis-related advocacy and industry groups. The State could generate billions of dollars in sales if the recreational use of cannabis is legalized.

•	Florida. Florida is a leading contender to legalize medical cannabis this year as more than 57% of voters in Florida supported legalizing cannabis for medical use when it was on the ballot in 2014. If the initiative passes this year, Florida would become the second-largest market for medical-use cannabis behind California.

•	Kentucky. Kentucky legalized CBD oil in 2015, and advocates believe the legislature is poised to push through a broader medical cannabis bill in 2016. Medical cannabis was a frequent topic during last year’s gubernatorial campaign, and the new Republican governor has publicly stated that medical evidence supports the benefits of cannabis to patients with cancer and epilepsy.

•	Michigan. Michigan is likely to legalize cannabis for adult-use in 2016. A poll conducted last summer found that 56% support legalization while only 36% oppose it. The campaign also couldn’t be more timely considering that the legislature is in the process of approving cannabis regulations for medical use that would cover the entire state. As it stands, dispensaries in Michigan are still illegal under current law and operate only as permitted by towns or counties.

•	Nevada. Nevada is considered a strong candidate for legalizing cannabis for adult-use. Nevada already caters to out-of-state medical cannabis cardholders by allowing them to purchase cannabis while visiting Nevada. Further, numerous public officials, such as Congresswoman Dina Titus, support the cannabis industry in general, viewing it as a source of growth for tourism and the state’s economy.

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•	Rhode Island. Rhode Island is likely to legalize cannabis for adult-use by legislative action in 2016. In 2015, legislation was introduced to legalize cannabis in Rhode Island for adult-use, but the session adjourned before a vote could be held on the measure. Supporters believe the bill will be introduced in the legislature again this year, and if it passes, Rhode Island will become the first state east of Colorado to sanction the use of recreational marijuana.

•	Vermont. As with Rhode Island, Vermont also saw the introduction of legislation that would legalize the adult-use of cannabis in 2015. Although the bill did not pass, one of the measure’s key sponsors has announced that he plans to resurrect the issue, and Governor Peter Shumlin has also publicly supported legalizing the adult-use of marijuana.

Source: Batter Up: The Next States to Legalize, Marijuana Business Magazine, January 2016.

Following approval of legislative or ballot measures, programs must be developed and businesses must be licensed before commencing cannabis sales. Some states have developed the necessary rules and licensing requirements rather quickly, while other states have taken years to develop their programs for production and sales of cannabis. According to Marijuana Business Daily, the average amount of time that elapsed between the legalization of medical cannabis sales and the opening of the first dispensaries in the six states that commenced sales within the past year was 27 months. According to the same source, there are signs of industry maturation, and states are increasingly demonstrating an ability to efficiently and quickly establish regulatory frameworks following legalization. This is particularly true when recreational cannabis use is legalized in states where regulated medical cannabis systems are in place. For example, the average amount of time that elapsed between voters approving recreational cannabis production and sales to the opening of the first stores in Colorado, Washington and Oregon was 15 months.

Even when regulatory frameworks for cannabis production and sales are in place, states tend to revise these rules over time. These revisions often impact sales, and therefore, it is difficult to predict the potential of new markets. States may restrict their number of cannabis businesses or limit the medical conditions that are eligible for cannabis treatment, which tends to limit growth of the cannabis industry in those states. On the other hand, states may relax their initial regulations relating to cannabis production and sales, which would likely accelerate growth of the cannabis industry in such states.

The Federal Legal Landscape

Marijuana is a categorized as a Schedule I controlled substance by the Drug Enforcement Agency and the United States Department of Justice, and therefore is illegal to grow, possess and consume under federal law. Marijuana is illegal under the US Controlled Substances Act of 1970 (CSA) and is classified as a Schedule I drug with no medical use. The CSA bans marijuana-related businesses; the possession, cultivation, and production of marijuana-infused products; and the distribution of marijuana and products derived from it. Moreover, on two separate occasions the US Supreme Court ruled that the CSA trumps state law. That means that the federal government has the option of enforcing US drug laws, creating a climate of potential legal uncertainty. Although the CSA’s basic prohibition remains in force, the Obama administration’s Justice Department has issued memoranda characterizing enforcement of federal marijuana prohibitions as low priority and instructing federal prosecutors not to take action against individuals complying with state medical marijuana laws and has deferred its right to challenge state laws regarding state recreational marijuana laws. See “BUSINESS—Government Regulation.”

Cannabis reform has gained the support of a bipartisan coalition of members of Congress, some of whom have introduced legislation on various reform-related topics. Certain proposed legislation introduced into the 114th Congress is summarized below. If passed, this legislation would address certain conflicts existing between state and federal law.

•	H.R. 1940 – The Respect State Marijuana Laws Act. H.R. 1940 codifies in federal law the current position of the Department of Justice refraining from prosecuting participants in state-authorized cannabis programs under the Controlled Substances Act (CSA). The law amends the CSA by excepting from federal law persons that operate in compliance with state cannabis laws. The bill also addresses the lack of access to banking services by the state-authorized cannabis industry as well as public safety issues caused by contradictory state and federal laws.

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•	H.R. 1538 and S. 683 – The Compassionate Access, Research Expansion and Respect States Act of 2015 (CARERS Act). The CARERS Act amends the CSA to allow states to set medical cannabis laws, moves cannabis to Schedule II of the CSA, alters federal banking laws to allow banks to provide services to legal cannabis businesses, removes barriers to medical research, and allows federal Veterans Affairs physicians to discuss medical cannabis with patients.

•	H.R. 1013 – The Regulate Marijuana Like Alcohol Act. The bill removes marijuana from all CSA schedules of controlled substances and subjects cannabis to provisions that apply to spirits and liquors. H.R. 1013 provides to the Food and Drug Administration (FDA) the same authority for cannabis as the FDA exercises with regard to alcohol. Cannabis enforcement functions are also moved from the Drug Enforcement Administration (DEA) to the Bureau of Alcohol, Tobacco, Firearms and Explosives (ATF).

•	H.R. 1014 – The Marijuana Tax Revenue Act of 2015. The Act levies an excise tax on “marijuana enterprises,” which include persons who engage in commercial activities with respect to the production, sale, or transfer of cannabis, by amending the Internal Revenue Code.

•	H.R. 262 – The States Medical Marijuana Property Rights Protection Act. The bill denies federal officials from using civil forfeiture laws against owners of property that has been leased to cannabis dispensaries and other operations that are in compliance with state medical cannabis laws.

•	H.R. 1855 and S. 987 – The Small Business Access to Banking Act. Amends the Internal Revenue Code to permit trades or businesses that sell cannabis in compliance with state laws to receive tax credits and deduct business expenses.

•	S. 1726 and H.R. 2076 – The Marijuana Business Access to Banking Act. Enables financial institutions to provide banking services to cannabis-related businesses that operate legally under state laws. The bill resolves banking-related conflicts between state and federal law while addressing the issue of reporting suspicious activity by financial institutions with respect to cannabis-related businesses.

Access to Capital

To date, the status of medical-use cannabis under federal law has significantly limited the ability of industry participants to fully access the U.S. banking system and traditional financing sources. These limitations, when combined with the high costs of maintaining licensed and stringently regulated growing and cultivation facilities (including meeting extensive zoning requirements), substantially drive up the cost of production. Because of the lack of access to traditional financing sources, we believe that our sale-leaseback solutions will be attractive to medical-use cannabis cultivators and producers.

Market Opportunity and Associated Risks

We plan to take advantage of this market opportunity by purchasing medical-use cannabis facilities from state-licensed operators with a focus on properties that we believe also have potential for long-term appreciation in value. We believe that our sale-leaseback solutions offer an attractive alternative to licensed growers who lack access to traditional financing alternatives. While we have entered into non-binding letters of intent to purchase properties in New York and Illinois, we will also seek to acquire properties in other states that permit cannabis cultivation, including Washington, Oregon, Nevada, California, and Maryland. We further expect that our acquisition opportunities will continue to expand as additional states permit cannabis cultivation and use.

Notwithstanding the foregoing market opportunity and trends, and despite legalization at the state level, we continue to believe that the current state of federal law creates significant uncertainty and potential risks associated with investing in medical-use cannabis facilities. For a more complete description of these risks, see “RISK FACTORS— Risks Relating to Regulation” and “BUSINESS— Governmental Regulation.”

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Our Competitive Strengths

We believe that we have the following competitive strengths:

•	The Experience of Our Executive Chairman and Our Senior Management Team. Mr. Gold and our senior management team have substantial experience in the real estate industry and sophisticated finance and capital markets expertise. In particular, our Executive Chairman, Alan Gold, and our Chief Investment Officer, Gary Kreitzer, founded BioMed Realty Trust, Inc. in 2004, a REIT focused on the acquisition of properties serving the life sciences industry, an industry they believed to be both underserved by commercial property investors and lenders and poised for significant growth. In early 2016, Blackstone Real Estate Partners VIII purchased BioMed for a transaction value of approximately $8 billion. Alan Gold and Gary Kreitzer, along with the other members of our management team, have a demonstrated track record for evaluating and investing in real estate assets for lease.

•	Focus on Recurring and Dependable Revenue. Our business strategy will focus on acquiring real estate assets from and entering into long-term net leasing arrangements with licensed cultivators and producers of medical-use cannabis, which we believe will support a recurring and dependable revenue base from the properties that we expect to acquire. Generally, our leases will include rent escalations, which will provide us with predictable earnings growth.

•	Focus on Underserved Industry with Less Competition. Our business strategy of focusing on properties in the regulated cannabis industry may result in significantly less competition from existing REITs and institutional buyers for these properties. Moreover, we believe the banking industry’s general reluctance to provide loans to businesses in the regulated cannabis industry coupled with the growers’ need for capital to fund their operations will result in significant opportunities for us to acquire properties that provide stable and increasing rental revenue along with the potential for long-term appreciation in value.

•	Positive Medical-Use Cannabis Industry Trends. Based on the growth projections for the medical-use cannabis industry, we expect to see significant spending by state-licensed medical-use cannabis cultivators and producers on their existing and new medical-use cultivation facilities.

Our Business Objectives and Growth Strategies

Our principal business objective is to maximize stockholder returns through a combination of (1) distributions to our stockholders, (2) sustainable long-term growth in cash flows from increased rents, which we hope to pass on to stockholders in the form of increased distributions, and (3) potential long-term appreciation in the value of our properties for capital gains upon future sale. Our primary strategy to achieve our business objective is to invest in and own a portfolio of net leased properties in the regulated medical-use cannabis industry. This strategy includes the following components:

•	Owning Medical-Use Cannabis Cultivation Properties and Related Real Estate Assets for Income. We primarily intend to acquire medical-use cannabis facilities from licensed growers who will continue their cultivation operations after our acquisition of the property. We expect to hold acquired properties for many years and to generate stable and increasing rental income from leasing these properties to licensed growers.

•	Owning Medical-Use Cannabis Cultivation Properties and Related Real Estate Assets for Appreciation. We primarily intend to lease our acquired properties under long-term net leases. However, from time to time we may elect to sell one or more properties if we believe it to be in the best interests of our stockholders. Potential purchasers may include others in the cannabis industry desiring access to properties having the requisite zoning and regulatory approvals for cultivation and production of cannabis or financial purchasers seeking to acquire property for investment purposes. Accordingly, we will seek to acquire properties that we believe also have potential for long-term appreciation in value.

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•	Expanding Our Operations as Additional States Permit Medical-Use Cannabis Cultivation and Production. While we have entered into non-binding letters of intent to purchase medical-use cannabis facilities in New York and Illinois, we expect that we will acquire properties in other states that permit cannabis cultivation for medical-use, including California, Washington, Maryland, Arizona, and Oregon. We expect that our acquisition opportunities will continue to expand as additional states permit medical or adult-use of cannabis.

•	Owning Mortgages on Medical-Use Cannabis Cultivation Properties and Related Real Estate Assets. In circumstances where our purchase of medical-use cannabis facilities is not feasible, we may provide the owner of the property with a first lien mortgage loan secured by the property along with an option to sell the property to us in the future at a predetermined price. We do not expect that we will use more than 15.0% of the net proceeds of this offering for any such loans or that over time our mortgages held will exceed 15.0% of the fair value of our investment assets.

Our Target Markets

We anticipate that our initial target markets will be Illinois and New York, where we currently have non-binding letters of intent in place for the purchase of one medical-use cannabis facility in each of those states. We also intend to target other states, as described below. The following is a description of the regulated cannabis market opportunity according to ArcView Market Research in the states we currently intend to target:

•	Arizona: Arizona legalized medical cannabis in 2010 and saw its first legal dispensary open in December 2012. By 2015, Arizona had approximately 100 licensed medical cannabis dispensaries and approximately 87,000 registered patients able to purchase cannabis. The market for medical cannabis sales in Arizona was $215.3 million in 2015 and is projected to be $269.4 million in 2016. Growth levels are projected to remain in double digits through 2020. Arizona is predicted to be a strong candidate to legalize recreational cannabis in 2016.

•	California: California passed legislation legalizing medical cannabis in 1996. California represents 61.5% of the national medical cannabis market with estimated sales of $2.7 billion in 2015. California’s medical market operated for nearly 20 years with limited government regulation. In 2015, however, California took steps to establish more stringent regulations for medial cannabis businesses. In California, there is a proposed ballot initiative for November 2016, which is modeled on the successful initiatives in Washington and Colorado. This initiative would create a regulated framework for legalizing, selling and taxing cannabis sales similar to alcohol. If the initiative is passed, sales in the California adult-use market are projected to be $1.4 billion in the first full year of operations and $6.6 billion after five years of operations.

•	Illinois: Illinois legalized medical cannabis in 2013. The medical cannabis market in 2015 in Illinois was $1.7 million. The medical cannabis market in Illinois will be fully operational in 2016 and is projected to be $15.6 million.

•	Maryland: Maryland adopted a comprehensive medical cannabis program in 2014 that addressed patient registration, licensing and commercial distribution. The medical cannabis market is not yet operational in Maryland, but is expected to be operational in 2017. Geographically, Maryland is in a strategic position that could bolster its growth, as it borders the District of Columbia where it is legal to possess and consume cannabis, but not to sell it. As a result, the market environment in Maryland is believed to be favorable for a newly legalized state and is expected to grow at a compound annual rate of 81%, from $9.7 million in 2017, to $57.4 million by 2020.

•	Massachusetts: Massachusetts first approved medical cannabis use in 2012. However, only four medical cannabis dispensaries were open in Massachusetts by the end of 2015. The Massachusetts licensed cannabis market is expected to be fully operational for the first time in 2016. In 2015, the medical cannabis market in Massachusetts was $7.9 million and is projected to grow to $78.7 million in 2016. By 2017, Massachusetts is projected to have the sixth largest medical cannabis market in the country. Legalization of cannabis for adult-use is on the 2016 ballot in Massachusetts and is believed to have strong support with a high likelihood that it will pass.

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•	Nevada: The first legal medical cannabis sale took place in Nevada at a licensed dispensary in August of 2015. In 2015, the medical cannabis market in Nevada was $25.8 million, and is projected to be $75 million in 2016. The State is predicted to legalize cannabis for adult-use in 2016, with dispensary operations expected by 2018. The adult-use cannabis market in Nevada is likely to quickly surpass the medical market, and by 2020 adult-use sales are expected to account for more than 62% of the State’s total legal cannabis market. If cannabis is legalized for adult-use in Nevada, it could become the largest cannabis market in the country due to Nevada’s sizable tourism industry.

•	New York: New York permitted medical cannabis sales for the first time in 2016 and has acted quickly to implement its regulatory framework. In 2016, medical cannabis sales in New York are projected to be $33.3 million. Annual medical cannabis sales in New York are projected to increase to $248.9 million by 2020. The size of the medical cannabis market in New York is modest compared to other states of similar size due to bans on smoking cannabis. The medical cannabis market in New York is expected to remain conservative until there are legislative changes that permit smoking or other product delivery formats are more widely accepted.

•	Oregon: Oregon allows for substantial cannabis production under its current medical cultivation laws. In October of 2015, Oregon became the third state to legalize cannabis for both medical and adult-use. Oregon’s total legal cannabis market (medical and adult-use) is expected to reach annual sales of $1.3 billion by 2020. Approximately 75% of such sales are expected to be derived from the adult-use market.

•	Washington: The regulatory framework in Washington is characterized by high cultivation and personal possession limits. In 2015, the adult-use market alone was $615.6 million and is projected to be $1.1 billion in 2016. Washington is projected to have the largest adult-use cannabis market by 2020, with annual sales estimated to exceed $2.6 billion.

Although we currently intend to target the above states, we may also invest in state-licensed cannabis cultivation facilities in other states in which the market and legal conditions satisfy our investment criteria.

Our Acquisition Targets

We are actively seeking and evaluating medical-use cannabis facilities to purchase with the net proceeds of this offering. Currently, no portion of the net proceeds of this offering is committed to specific properties. However, our senior management team is actively pursuing acquisition opportunities in excess of $75 million of potential properties (which amount is estimated based on preliminary discussions with sellers or our internal assessment of the values of such properties). These potential acquisitions are in the following stages of review by us: (i) properties that we have agreed to acquire from the seller, subject to satisfaction of customary closing conditions, of which there are none in our acquisition pipeline; (ii) properties for which we have entered into a non-binding letter of intent with the seller, which represents approximately $36 million of our acquisition pipeline (based on the proposed purchase prices in our non-binding letters of intent) and include two properties, one in New York and one in Illinois; (iii) properties for which we have made a conditional offer to acquire, subject to our completion of due diligence and the satisfaction of other conditions, of which there are none in our acquisition pipeline.

We have not entered into binding commitments to purchase any property, and the pricing and terms of such transactions are subject to negotiation and ongoing due diligence. Therefore, we do not believe any of our acquisition opportunities are probable as of the date of this prospectus. All of the properties in our acquisition pipeline are currently owned by unaffiliated third parties. Entering into a binding commitment with the seller of any of these properties is influenced by many factors, including the existence of other competitive bids, satisfactory completion of due diligence, regulatory or other approvals, if required, and the closing of the offering of our Class A common stock as described in this prospectus. Accordingly, there can be no assurance that we will enter into definitive agreements to acquire or ultimately complete the acquisition of any property in our acquisition pipeline on the terms currently anticipated, or at all.

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Our Financing Strategy

We intend to meet our long-term capital needs by issuing common stock, preferred stock and long-term notes. We may issue preferred stock or debt securities. We may issue common stock, preferred stock, and long term notes when we believe that our share price is at a level that allows for the proceeds of any offering invested in additional properties to be accretive. We may also issue common stock to permanently finance properties that were financed by debt securities. However, we cannot assure you that we will have access to the capital markets at times and on terms that are acceptable to us. Our investment guidelines initially provide that our aggregate borrowings (secured and unsecured) will not exceed 50% of the cost of our tangible assets at the time of any new borrowing, subject to our Board of Directors’ discretion.

Our Leases

The following is a general description of the type of lease we typically expect to enter into with our tenants. The terms and conditions of any actual lease may vary from those described below. If we determine that the terms of a lease at a property, in the context of the entire investment, are favorable to us, we may enter into leases with terms that are substantially different than the terms described below.

We intend to acquire industrial medical-use cannabis facilities and lease them to tenants who are the state-licensed operators of such facilities. While we target the acquisition of medical-use facilities, our leases do not prohibit cannabis cultivation for recreational use that is permissible under the state and local laws where our facilities are located. Consequently, certain of our tenants may subsequently cultivate recreational cannabis in our medical-use facilities, if permitted by such laws. Our leases with tenants will be triple-net lease arrangements, where we as the landlord have limited exposure to expense escalations. While the structure of our leases may vary depending on the type and location of the property, we generally seek to structure our leases so that the tenant is responsible for taxes, maintenance, insurance, and structural repairs with respect to the premises throughout the lease term. We expect that our lease structure will offer predictability and stability of our expenses, which we believe will help us to achieve stable and consistent cash distributions to our stockholders.

We expect to enter into lease agreements for a term of fifteen years with two consecutive five-year renewal options. We expect that the leases will commence concurrent with the closing of our purchase of the property. We may acquire properties and enter into lease agreements with shorter lease terms if the property benefits from an attractive location, if the property is difficult to replace or if the property has other significant and favorable real estate attributes. We also may enter into leases with longer lease terms if we believe the potential investment yield is particularly attractive.

Under most commercial leases, tenants are obligated to pay a predetermined annual base rent on a monthly basis. We expect that our leases will contain annual rent adjustments at the rate of 4% or 75% of the consumer price index, whichever is greater. Generally, the leases require each tenant to procure, at its expense, commercial general liability insurance. The tenant typically will pay for property insurance covering the structures for the full replacement value and naming the owner as the additional insured on the policy. In addition, we generally expect to obtain loss-of-rent (business interruption) insurance for a period of approximately 36 months in case of property damage, fire, or other instances which render the property uninhabitable. Tenants will be required to provide proof of insurance by furnishing a certificate of insurance to us upon request. We do not typically expect to permit leases to be assigned or subleased without our prior written consent. If we do consent to an assignment or sublease, generally we expect the terms of such consent to provide that the original tenant will remain fully liable under the lease unless we release that original tenant from its obligations.

Certain properties that we acquire may be subject to ground leases. A ground lease agreement permits a tenant to develop and/or operate a land parcel (property) during the lease period, after which the land parcel and all improvements revert back to the property owner. Under a ground lease, property improvements are owned by the property owner unless an exception is created and all relevant taxes incurred during the lease period are paid for by the tenant. Ground leases typically have a long duration generally ranging from 50 to 99 years with additional extension options.

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Risk Management

We estimate that we will purchase approximately 10 to 20 properties with the net proceeds of this offering. While we will attempt to diversify the investment size and location of our portfolio of properties in order to manage our portfolio-level risk, until a sufficient number of properties are acquired, we anticipate that we will have single properties in excess of 25% of our total assets and more than 30% of our properties having the same tenant. Over the long term, however, we intend that no single property will exceed 25% of our total assets and that we will not have more than 30% of our total assets invested in properties having the same tenant.

Investment Guidelines

Our board of directors will adopt the following initial investment guidelines:

•	No investment will be made that would cause us to fail to qualify as a REIT;

•	No investment will be made that would cause us to be regulated as an investment company under the Investment Company Act.

•	The proceeds of this offering, any future offering by us or our operating partnership, and cash from operations and capital transactions may be invested in interest-bearing, short-term, investment-grade investments, subject to the requirements for maintaining our status as a REIT.

•	No investment in any single property will exceed 25% of our total assets.

•	No more than 30% of our total assets will be invested in properties having the same tenant.

•	The restrictions on investments in any single property or in properties having the same tenant described above shall not apply until we have invested 80% of the proceeds of this offering.

•	Our aggregate borrowings (secured and unsecured) will not exceed 50% of the cost of its tangible assets at the time of any new borrowing.

Our senior management team will oversee our investment portfolio and compliance with our investment guidelines and policies. These investment guidelines may be changed or waived by our board of directors without the approval of our stockholders. We will disclose any material changes to our investment guidelines in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Form 10-Q or Form 10-K for the period in which the change was made, or in a Current Report on Form 8-K, if required by the rules of the SEC or the board of directors believes it advisable, in their sole discretion.

Our Operating Structure

We were formed as a Maryland corporation on June 15, 2016. We intend to conduct business in an UPREIT structure through our Operating Partnership. The chart below reflects our organization after giving effect to this offering and the issuance of shares of our Class A common stock as described in this prospectus, but does not include the $2.0 million of shares of Class A common stock that our Executive Chairman, Mr. Gold, has indicated an interest in purchasing in this offering. However, because indications of interest are not binding agreements or commitments to purchase, Mr. Gold may elect to purchase more, less or no shares in the offering and any such shares purchased will be applied towards the minimum number of shares required to be sold.

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Competition

The current market for properties that meet our investment objectives may be limited. We believe finding properties that are appropriate for the specific use of allowing medical-use cannabis growers may be limited as more competitors enter the market. We face significant competition from a diverse mix of market participants, including but not limited to, other public companies with similar business models, independent investors, hedge funds and other real estate investors, hard money lenders, and cannabis operators themselves, all of whom may compete against us in our efforts to acquire real estate zoned for medical-use cannabis facilities. Several competitors have recently entered the marketplace, including Kalyx, AmeriCann, Inc., Zoned Properties, Cannabis-RX, Inc., The Cannabis Business Group, Inc., MJ Holdings, Inc., Home Treasure Finders, Inc., Advanced Cannabis Solutions, Inc. and Grow Condos, Inc. In some instances, we will be competing to acquire real estate with persons who have no interest in the cannabis industry, but have identified value in a piece of real estate that we may be interested in acquiring.

These competitors may prevent us from acquiring desirable properties or may cause an increase in the price we must pay for properties. Our competitors may have greater resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If we pay higher prices for properties, our profitability may decrease, and you may experience a lower return on your investment. Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns to us.

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Governmental Regulation

Agricultural Regulation

The properties that we intend to acquire will be used primarily for cultivation and production of medical-use cannabis and will be subject to the laws, ordinances and regulations of state, local and federal governments, including laws, ordinances and regulations involving land use and usage, water rights, treatment methods, disturbance, the environment, and eminent domain.

The properties that we acquire will be subject to environmental and agricultural laws, ordinances and regulations. Each governmental jurisdiction has its own distinct laws, ordinances and regulations governing the use of agricultural lands. Many such laws, ordinances and regulations seek to regulate water usage and water runoff because water can be in limited supply, as is the case in certain locations including Illinois and New York, where we anticipate our initial properties will be located. In addition, runoff from rain or from irrigation is governed by laws, ordinances and regulations from state, local and federal governments. Additionally, if any of the water used on or running off from our properties flows to any rivers, streams, ponds, the ocean or other waters, there may be specific laws, ordinances and regulations governing the amount of pollutants, including sediments, nutrients and pesticides, that such water may contain.

All of the properties in our portfolio will, at the time of acquisition, have sources of water, including wells and/or surface water, that will provide sufficient amounts of water necessary for the current growing operations at each location. However, should the need arise for additional water from wells and/or surface water sources, we may be required to obtain additional permits or approvals or to make other required notices prior to developing or using such water sources. Permits for drilling water wells or withdrawing surface water may be required by federal, state and local governmental entities pursuant to laws, ordinances, regulations or other requirements, and such permits may be difficult to obtain due to drought, the limited supply of available water within the districts of the states in which our properties are located or other reasons.

In addition to the regulation of water usage and water runoff, state, local and federal governments also seek to regulate the type, quantity and method of use of chemicals and materials for growing crops, including fertilizers, pesticides and nutrient rich materials. Such regulations could include restricting or preventing the use of such chemicals and materials near residential housing or near water sources. Further, some regulations have strictly forbidden or significantly limited the use of certain chemicals and materials. Licenses, permits and approvals must be obtained from governmental authorities requiring such licenses, permits and approvals before chemicals and materials can be used at grow facilities. Reports on the usage of such chemicals and materials must be submitted pursuant to applicable laws, ordinances, and regulations and the terms of the specific licenses, permits and approvals. Failure to comply with laws, ordinances and regulations, to obtain required licenses, permits and approvals or to comply with the terms of such licenses, permits and approvals could result in fines, penalties and/or imprisonment.

The use of land for agricultural purposes in certain jurisdictions is also subject to regulations governing the protection of endangered species. When agricultural lands border, or are in close proximity to, national parks, protected natural habitats or wetlands, the agricultural operations on such properties must comply with laws, ordinances and regulations related to the use of chemicals and materials and avoid disturbance of habitats, wetlands or other protected areas.

Because the properties we own will be used for growing cannabis, there may be other additional land use and zoning regulations at the state or local level that affect our properties that may not apply to other types of agricultural uses. For example, both New York and Illinois require stringent security systems in place at grow facilities, and also require stringent procedures for disposal of waste materials.

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As an owner of agricultural lands, we may be liable or responsible for the actions or inactions of our tenants with respect to these laws, regulations and ordinances.

Environmental Matters

Our properties and the operations thereon are subject to federal, state and local environmental laws, ordinances and regulations, including laws relating to water, air, solid wastes and hazardous substances. Our properties and the operations thereon are also subject to federal, state and local laws, ordinances, regulations and requirements related to the federal Occupational Safety and Health Act, as well as comparable state statutes relating to the health and safety of our employees and others working on our properties. Although we believe that we and our tenants are in material compliance with these requirements, there can be no assurance that we will not incur significant costs, civil and criminal penalties and liabilities, including those relating to claims for damages to persons, property or the environment resulting from operations at our properties. See "Risk Factors—Risks Related to Our Business—Potential liability for environmental matters could adversely affect our financial condition."

Real Estate Industry Regulation

Generally, the ownership and operation of real properties is subject to various laws, ordinances and regulations, including regulations relating to zoning, land use, water rights, wastewater, storm water runoff and lien sale rights and procedures. These laws, ordinances or regulations, such as the Comprehensive Environmental Response and Compensation Liability Act, or CERCLA, and its state analogs, or any changes to any such laws, ordinances or regulations, could result in or increase the potential liability for environmental conditions or circumstances existing, or created by tenants or others, on our properties. Laws related to upkeep, safety and taxation requirements may result in significant unanticipated expenditures, loss of our properties or other impairments to operations, any of which would adversely affect our cash flows from operating activities.

Our property management activities, to the extent we are forced to engage in them due to lease defaults by tenants or vacancies on certain properties, will likely be subject to state real estate brokerage laws and regulations as determined by the particular real estate commission for each state.

State Laws Applicable to the Medical-use Cannabis Industry

In most states that have legalized cannabis in some form, the growing and/or dispensing of cannabis generally requires that the operator obtain one or more licenses in accordance with applicable state requirements. In addition, many states regulate various aspects of the growing and/or dispensing of medical-use cannabis. For example, New York limits the types of strains that can be grown, prices are set by the State Program Commissioner, a registered pharmacist is required to be on the premises of all dispensaries during hours of operation, and both flower and edibles are prohibited. Local governments in some cases also impose rules and regulations on the manner of operating cannabis businesses. As a result, applicable state and local laws and regulations vary widely. As a result of licensing requirements, if our tenants default under their leases, we may not be able to find new tenants that have the requisite license to engage in the cultivation of medical cannabis on the properties.

Federal Laws Applicable to the Medial-Use Cannabis Industry

Under the Federal Controlled Substances Act, cannabis is a Schedule-I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, the possession, use, cultivation, and transfer of cannabis remains a violation of federal law. Federal law criminalizing the use of cannabis preempts state laws that legalize its use for medicinal or adult-retail purposes, and therefore strict enforcement of federal law regarding cannabis would likely result in our inability to execute our business plan.

The Obama administration has effectively stated that it is not an efficient use of resources to direct federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical cannabis.   In furtherance thereof, the Department of Justice has provided guidance in the so-called “Cole Memo” to federal prosecutors regarding enforcement of laws regarding cannabis, which states that enforcement should be focused on eight priorities, which is to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis growth and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property. Furthermore, the Department of Justice has deferred its right to challenge states’ legal recreational marijuana laws due to strict state regulatory schemes.

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We do not intend to acquire properties from or lease properties to companies whose activities involve those enumerated in the Cole Memo, but federal prosecutors have significant discretion in their interpretation of these priorities. Therefore, no assurance can be given that the federal prosecutor in each judicial district where we purchase a property will agree that the activities of our tenant on the property located in such prosecutor’s district do not involve those enumerated in the Cole Memo. There is also no guarantee that the current or future administrations will not revise the federal enforcement priorities enumerated in the Cole Memo and decide to strictly enforce the federal laws.  Any such change in the federal government’s current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in our inability to execute our business plan and we would likely suffer significant losses with respect to our investment in medical-use cannabis facilities in the U.S..

Employees

Currently, all of our activities are managed and directed by our senior management team.

Legal Proceedings

We are not a party to any legal proceedings.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. While we are an emerging growth company, among other things:

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements

•	we are not required to give to our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	we have elected not to use an extended transition period for complying with new or revised accounting standards, and this election is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

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OUR MANAGEMENT

Our Executive Officers, Directors and Director Nominees

Upon completion of this offering, our board of directors will consist of five directors, including our existing directors Alan Gold and Gary Kreitzer. Of the five directors, we expect that our board of directors will determine that at least three of our directors are independent in accordance with the independence standards of The New York Stock Exchange. Upon the expiration of their terms at the annual meeting of stockholders in 2017, the directors will be elected to serve one year terms. Our bylaws provide that a majority of the entire board of directors may establish, increase or decrease the number of directors, provided that the number of directors shall never be less than one, which is the minimum number required by the Maryland General Corporation Law (“MGCL”), nor more than 15. All of our executive officers serve at the discretion of our board of directors. The following table sets forth certain information about our directors, director nominees and executive officers.

Name	Age	Position(s) with Our Company
Alan D. Gold	56	Executive Chairman and Director
Paul E. Smithers	59	Chief Executive Officer
Gregory J. Fahey	56	Chief Financial Officer
Gary A. Kreitzer	61	Chief Investment Officer, Secretary and Director
Andrew Fenton	34	Executive Vice President, Capital Markets
Gary M. Malino	58	Director Nominee
David Stecher	55	Director Nominee
Scott Shoemaker	50	Director Nominee

Alan D. Gold will serve as our Executive Chairman of our board of directors upon completion of this offering. Mr. Gold served as Chairman, Chief Executive Officer, and President of BioMed Realty Trust, Inc., a publicly traded REIT specializing in acquiring and managing scientific research laboratory properties for lease to the life science industry, from its inception in 2004 through the sale of the company to an affiliate of Blackstone Real Estate Partners VIII L.P. in January 2016. Mr. Gold also served as Chairman, President and Chief Executive Officer of BioMed Realty’s privately-held predecessor, Bernardo Property Advisors, Inc., from August 1998 until August 2004. In addition, Mr. Gold was a co-founder and served as President and a director of Alexandria Real Estate Equities, Inc., a publicly traded urban office REIT, from its predecessor’s inception in 1994 until August 1998. Mr. Gold served as managing partner of GoldStone Real Estate Finance and Investments, a partnership engaged in the real estate and mortgage business, from 1989 to 1994. He also served as Assistant Vice President of Commercial Real Estate for Northland Financial Company, a full service commercial property mortgage banker, from 1989 to 1990 and as Real Estate Investment Officer – Commercial Real Estate for John Burnham Company, a regional full service real estate company, from 1985 to 1989. Mr. Gold currently serves on the board of directors of CatchMark Timber Trust, Inc., a publicly traded REIT focused on timberland ownership, and as a member of the Board of Trustees for the Salk Institute for Biological Studies, a research organization dedicated to fundamental research in biology and its relation to health. We believe that Mr. Gold’s 30 years of experience in the real estate industry, expertise in NYSE traded REITs, and extensive management experience make him qualified to serve as Executive Chairman of our board of directors.

Paul E. Smithers will serve as our Chief Executive Officer upon completion of this offering. From August 2013 to July 2015, Mr. Smithers served as co-founder and Chief Legal Officer of Iso Nano International, LLC, a designer and manufacturer of advanced materials for use in the aerospace, consumer goods, electronics, and safety industries. Prior to his time at Iso Nano, Mr. Smithers was the managing partner of Smithers & Player, Attorneys at Law from September 1989 to July 2013. Mr. Smithers is a member of the California Bar.

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Gregory J. Fahey will serve as our Chief Financial Officer upon completion of this offering. Mr. Fahey has over 28 years of experience in the real estate industry. Prior to joining us, Mr. Fahey served as the Senior Vice President, Controller of Realty Income Corporation, a REIT listed on the New York Stock Exchange, from January 2013 to June 2014. He joined Realty Income in 1986, serving in various positions until April 1998, when he began serving as the Vice President, Controller (a position he held until January 2013). As the Controller, Mr. Fahey was the chief accounting officer of Realty Income and was responsible for the accounting and reporting functions of the company, including its SEC filings. He also worked on the each of the securities offerings of Realty Income. Mr. Fahey is accredited as a Certified Management Accountant.

Gary A. Kreitzer will serve as our Chief Investment Officer, Secretary and a member of our board of directors upon completion of this offering. Mr. Kreitzer is a co-founder of BioMed Realty Trust, Inc., a publicly traded REIT specializing in acquiring and managing scientific research laboratory properties for lease to the life science industry, and served as its Executive Vice President from its formation in 2004 through the sale of the company to an affiliate of Blackstone Real Estate Partners VIII L.P. in January 2016, and as its General Counsel from the company’s formation in 2004 until August 2012. Mr. Kreitzer also served in the same roles with Bernardo Property Advisors from December 1998 to August 2004. Mr. Kreitzer was a co-founder and served as Senior Vice President and In-House Counsel of Alexandria Real Estate Equities, Inc., a publicly traded urban office REIT focused on collaborative science and technology campuses, from its predecessor’s inception in 1994 until December 1998. From 1990 to 1994, Mr. Kreitzer was In-House Counsel and Vice President for Seawest Energy Corporation, an alternative energy facilities development company. Mr. Kreitzer also served The Christiana Companies, Inc., a publicly traded investment and real estate development company, in a number of roles from 1982 to 1989, including as In-House Counsel, Secretary and Vice President. We believe that Mr. Kreitzer’s 20 years of experience in the real estate industry, expertise in NYSE-traded REITs, and legal expertise are valuable to our board of directors.

Andrew Fenton will serve as our Executive Vice President—Capital Markets upon completion of this offering. Mr. Fenton has over a decade of REIT capital markets experience across equity research at leading investment banks, high yield lending, as well as extensive equity investing including long/short, long only and preferred equity strategies. Prior to joining us, from 2014 to 2016, Mr. Fenton served as a Senior Vice President at Sorin Capital Management, an independent investment management firm focused on securities related to U.S. commercial real estate, where he invested in publicly traded real estate equity securities. Mr. Fenton served as a Senior Equity Analyst at Real Estate Management Services Group, investing in REIT equities and preferred equities across multiple investment strategies from 2011 to 2013. Mr. Fenton began his career in 2004 at Raymond James & Associates where he worked on the REIT equity research team focused on self-storage REITs as well as homebuilding companies until 2006. Mr. Fenton’s additional equity research experience includes focusing on retail, multifamily and self-storage REITs while working on the REIT research team at Credit Suisse in 2010 to 2011. Mr. Fenton’s direct investing experience includes high yield investing through a variety of leveraged products including CLO’s while working for Four Corners Capital Management from 2006-2008, a majority owned entity of the Australian based investment bank Macquarie.

Gary M. Malino is one of our director nominees. Mr. Malino has been a member of the Board of Directors and the Audit Committee of PriceSmart, Inc., a publicly traded company that operates membership warehouse clubs in Central America, South America and the Caribbean, since May of 2016. He is a retired senior executive of Realty Income Corporation, a REIT listed on the New York Stock Exchange. Mr. Malino joined Realty Income Corporation in 1985 and was the Chief Financial Officer of the company from 1994 until 2001, when he was promoted to President, Chief Operating Officer, a position that he held until his retirement in December 2014. Prior to joining Realty Income, he was a certified public accountant for a Los Angeles based accounting firm (1981-1985) and assistant controller with McMillin Development Company, a real estate development company (1979-1981). We believe that Mr. Malino’s extensive experience as an executive of a publicly traded company, his audit background as a CPA, his knowledge of SEC filing requirements and his extensive experience with finance and compensation matters are valuable to our board of directors.

David Stecher is one of our director nominees. Mr. Stecher has led the executive benefits practice at both NFP Retirement and its sister company, Retirement Plan Advisory Group, since December of 2009. NFP Retirement and Retirement Plan Advisory Group are companies that specialize in corporate retirement plans. Previously, Mr. Stecher served, from April 2004 to September 2009, as Executive Vice President for Retirement Capital Group, a company that provides employee compensation and benefits advisory services; from January 1984 to September 1986, as tax and auditing accountant for KPMG Peat Marwick; and from June 1997 to April 2004, as EVP and head of West Coast operations for AXA Advisors’ Executive Benefits Group, a group that designs and implements corporate executive benefits and provides individual planning for asset accumulation and preservation. Mr. Stecher holds a wide range of certifications, including, CPA, CFP, CLU, and ChFC, as well as his Series 6, 7, 63, 65 and 24 licenses. We believe that Mr. Stecher’s expertise in employee compensation and benefits as well as his accounting background and experience are valuable to our board of directors.

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Scott Shoemaker MD is one of our director nominees. Dr. Shoemaker is a practicing orthopedic surgeon specializing in pediatrics and trauma for Kaiser Permanente, an integrated managed care consortium, since 1999. He is also an inventor, assists in the development of medical devices, and is on a patent for a spine deformity system developed by Nuvasive for which he receives royalties. Dr. Shoemaker is also a founder of BOSS logic, a company designed to generate ideas for the IP and biotech sectors. BOSS logic holds multiple patents in this space centered around how mobile devices share and distribute contact information. He is also part owner and developer of Aztek paddle, a carbon fiber company. In this role, he assisted in designing paddles, writing patents, and testing paddles and was a team racer for their standup paddle brand. Dr. Shoemaker is also a team racer for Kings Paddle Sports, a custom SUP board manufacturer. He is also a member of the Rainbow team, a group that makes annual trips to underdeveloped countries to provide orthopedic surgery to children. In this role, he has taught local surgeons while performing surgeries in El Salvador, the Dominican Republic, and Nicaragua. We believe that Mr. Shoemaker’s management experience and medical expertise are valuable to our board of directors.

Board Committees

Our board of directors will form an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee upon completion of this offering. The principal functions of each committee are briefly described below. Matters put to a vote of any one of our three committees must be approved by a majority of the directors on the committee who are present at a meeting, in person or as otherwise permitted by our bylaws, at which there is a quorum or by unanimous written consent of the directors on that committee.

Audit Committee

The audit committee will be composed of Gary Malino, David Stecher, and Scott Shoemaker, each of whom will be an independent director for purpose of service on the audit committee and “financially literate” under the rules of the New York Stock Exchange. Gary Malino will serve as chair of our audit committee and as our “audit committee financial expert” as that term is defined by the SEC. The committee assists the board of directors in overseeing:

●	our accounting and financial reporting processes;
●	the integrity and audits of our consolidated financial statements;
●	our compliance with legal and regulatory requirements;
●	the qualifications and independence of our independent registered public accounting firm; and
●	the performance of our independent registered public accounting firm and any internal auditors.

The committee is also responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm and the related audit and non-audit fees.

Compensation Committee

The compensation committee will be composed of Gary Malino, David Stecher, and Scott Shoemaker, each of whom will be an independent director under the rules of the New York Stock Exchange. David Stecher will serve as chair of the committee, whose principal functions will be to:

●	evaluate the performance of and compensation paid by us, if any, to our Chief Executive Officer; and
●	administer our incentive plans.

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Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be composed of Gary Malino, David Stecher, and Scott Shoemaker, each of whom will be an independent director under the rules of the New York Stock Exchange. Scott Shoemaker will serve as chair of the committee, which is responsible for:

●	seeking, considering and recommending to the full board of directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at the annual meeting of stockholders;

●	periodically preparing and submitting to the board of directors for adoption the committee’s selection criteria for director nominees;

●	reviewing and making recommendations on matters involving general operation of the board of directors and our corporate governance;

●	recommending to the board of directors nominees for each committee of the board of directors; and

●	annually facilitating the assessment of the board of directors’ performance as a whole and of the individual directors and reports thereon to the board of directors.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our board of directors will establish corporate governance guidelines and a code of business conduct and ethics that applies to our employees, officers and directors. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

●	compliance with applicable governmental laws, rules and regulations;

●	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

●	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for our executive officers or directors may be made only by our Audit Committee and for those who are not our executive officers, by our chief executive officer and our chief legal officer, and will be promptly disclosed as required by law or stock exchange regulations.

Board Leadership Structure and Role in Risk Oversight

Our board of directors will play an active role in overseeing the management of our risks. Upon completion of this offering, the committees of our board of directors will assist our full board in risk oversight by addressing specific matters within the purview of each committee. Our audit committee will focus on oversight of financial risks relating to us; our compensation committee will focus primarily on risks relating to executive compensation plans and arrangements; and our nominating and corporate governance committee will focus on reputational and corporate governance risks relating to our company, including the independence of our board of directors. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise.

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Our board does not have a policy on whether the same person should serve as both the chief executive officer and executive chairman of the board or, if the roles are separate, whether the executive chairman should be selected from the non-employee directors or should be an employee. Our board believes that it should have the flexibility to periodically determine the leadership structure that it believes is best for the Company. The board believes that its current leadership structure, with Mr. Gold serving as employee Executive Chairman, is appropriate. As a result, the Board does not currently have a Lead Director. We believe our current leadership structure is the optimal structure for us at this time and recognize that different board leadership structures may be appropriate in different situations.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee is a current or former officer or employee of ours or any of our subsidiaries. None of our executive officers serves as a member of the board of directors or compensation committee of any company that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

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Executive and Director Compensation

Compensation of Directors

We currently do not have a definitive compensation plan for our future directors. We anticipate setting director compensation at a level comparable with those directors with similar positions at comparably sized companies. It is currently anticipated that such compensation will be based on cash and equity compensation under our 2016 Omnibus Incentive Plan. Any member of our board of directors who is also an employee, or non-independent director, will not receive additional compensation for serving on our board of directors.

It is currently anticipated that each independent director will receive, upon consummation of this offering and following each annual meeting of stockholders, an annual retainer of $40,000 in cash and an annual retainer of $40,000 payable in restricted shares of common stock under our 2016 Omnibus Incentive Plan, which will vest ratably over a three-year period. In addition, we anticipate that our audit committee chair will receive an additional annual retainer of $10,000 and any other committee chair will receive an annual retainer of $5,000. We also expect to reimburse our non-independent directors for their travel expenses incurred in connection with their attendance at full board and committee meetings.

Compensation of Executive Officers

Our policies with respect to the compensation of our executive officers upon completion of this offering will be administered by our board in consultation with our newly formed compensation committee (as described above) and in accordance with the applicable listing standards of The New York Stock Exchange. The compensation policies followed by us will be intended to provide for compensation that is sufficient to attract, motivate and retain executives of outstanding ability and potential and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

It is anticipated that performance-based and equity-based compensation will be an important foundation in executive compensation packages as we believe it is important to maintain a strong link between executive incentives and the creation of stockholder value. We believe that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executives.

We expect to enter into severance and change of control agreements with our executive officers that will become effective upon the completion of this offering, as described below.

Overview of Compensation

To date, none of our executive officers has received any compensation for services rendered to us. However, we have been accruing a base salary for each of our executive officers from the date each officer commenced providing services to us in connection with our organization and expect to pay such salaries in arrears upon completion of this offering. However, such salaries are only payable in the event of a successful completion of this offering. The base salary currently in effect for each of our executive officers is as follows:

Name and principal position	Base Salary*
Alan D. Gold Executive Chairman and Director	$600,000
Paul E. Smithers Chief Executive Officer and President	$350,000
Gregory J. Fahey Chief Financial Officer	$180,000
Gary A. Kreitzer Chief Investment Officer, Secretary and Director	$180,000
Andrew Fenton Executive Vice President, Capital Markets	$200,000

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*Although we expect such salaries to remain the same upon the completion of this offering, our compensation committee may increase or decrease such amounts as part of the compensation packages developed for each of our executive officers as described below.

Upon consummation of the offering, we will seek to provide total compensation packages that are competitive in terms of potential value to our executives, and which are tailored to our unique characteristics and needs within our industry in order to create an executive compensation program that will adequately reward our executives for their roles in creating value for our stockholders. We intend to be competitive with other similarly situated companies in the REIT industry following completion of the offering.

The compensation decisions regarding our executives will be based on our need to attract individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above our expectations.

It is anticipated that our executives’ compensation will have three primary components — salary, cash incentive bonus and stock-based awards. We will view the three components of executive compensation as related but distinct. Although our compensation committee will review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We anticipate determining the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, individual performance and other information deemed relevant and timely. Since our compensation committee will not be formed until the consummation of this offering, we have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation.

In addition to the guidance provided by our compensation committee, we may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Our compensation committee will be charged with performing an annual review of our executive officers’ cash compensation and equity holdings to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies.

Benchmarking of Cash and Equity Compensation

We believe it is important when making compensation-related decisions to be informed as to current practices of similarly situated publicly held companies in the REIT industry. We expect that the compensation committee will stay apprised of the cash and equity compensation practices of publicly held companies in the REIT industry through the review of such companies’ public reports and through other resources. It is expected that any companies chosen for inclusion in any benchmarking group would have business characteristics comparable to us, which characteristics may include financial growth metrics, stage of development, employee headcount and market capitalization. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, we generally believe that gathering this information will be an important part of our compensation-related decision-making process.

Compensation Components

Base Salary. Generally, we, working with our compensation committee, anticipate setting executive base salaries at levels comparable with those of executives in similar positions and with similar responsibilities at comparably sized companies. We will seek to maintain base salary amounts at or near the REIT industry norms, while avoiding paying amounts in excess of what we believe is necessary to motivate executives to meet corporate goals. It is anticipated base salaries will generally be reviewed annually, subject to terms of employment agreements, if any, and that the compensation committee and board will seek to adjust base salary amounts to realign such salaries with REIT industry norms after taking into account individual responsibilities, performance and experience. As described above, we have been accruing base salaries for each of executive officers at the salaries mentioned above from the date of their commencement of employment with us for their services rendered to us in connection with this offering and expect to pay such salaries in arrears upon completion of this offering. Although we expect such salaries to remain the same upon the completion of this offering, our compensation committee may increase or decrease such amounts as part of the compensation packages developed for each of our executive officers.

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Annual Bonuses. We intend to utilize cash incentive bonuses for executives to focus them on achieving key operational and financial objectives within a yearly time horizon. Near the beginning of each year, the board, upon the recommendation of the compensation committee and subject to any applicable employment agreements, will determine performance parameters for appropriate executives. At the end of each year, the board and compensation committee will determine the level of achievement for each corporate goal.

Since we will elect to qualify as a REIT under the Internal Revenue Code of 1986, we generally will not be subject to federal income tax. Thus, the deduction limit contained in Section 162(m) of the Internal Revenue Code for compensation paid to chief executive officers and certain other executive officers of public companies will not be material to the design and structure of our executive compensation program.

Equity Awards. We also expect to use restricted stock or restricted stock units and other stock-based awards to reward long-term performance. We believe that providing a meaningful portion of our executives’ total compensation package in restricted stock, restricted stock units and other stock-based awards will align the incentives of our executives with the interests of our stockholders and with our long-term success. The compensation committee and board will develop their equity award determinations based on their judgments as to whether the complete compensation packages provided to our executives are sufficient to retain, motivate and adequately award the executives.

Equity awards will be granted through our 2016 Omnibus Incentive Plan, which was adopted by our board and stockholders in June of 2016. No awards have been made under the plan as of the date hereof.

We will account for any equity compensation expense under the rules of Accounting Standards Codification 718, which requires a company to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also will require us to record cash compensation as an expense at the time the obligation is accrued.

Other Compensation. We will establish and maintain various employee benefit plans, including medical, dental, life insurance and 401(k) plans. These plans will be available to all salaried employees and will not discriminate in favor of executive officers. We may extend other perquisites to our executives that are not available to its employees generally.

New Severance and Change in Control Agreements

We consider the maintenance of a sound management team to be essential to protecting and enhancing our best interests. To that end, we recognize that the uncertainty that may exist among management with respect to their “at-will” employment with us that may result in the departure or distraction of management personnel to our detriment. Accordingly, we have determined that severance arrangements are appropriate to encourage the continued attention and dedication of certain members of our management and to allow them to focus on the value to stockholders without concern for the impact on their continued employment.

We expect to enter into severance and change of control agreements with each of with each of Messrs. Gold, Smithers, Kreitzer, Fenton, and Fahey effective upon the completion of this offering. These agreements will expire on     , but will automatically renew for successive addition -year terms unless either party gives written notice of non-renewal within 90 days before the end of the current term. We believe these agreements are important for retention purposes, as many companies with which we will compete with in the REIT industry offer severance compensation, particularly in connection with a change of control. Accordingly, our executive officers will have the right to receive severance compensation if they are terminated without cause or they leave for good reason while the agreement is in effect. If such termination occurs within two years after a change of control, enhanced severance compensation, consisting of the vesting of unvested equity awards, is provided. We believe that such compensation gives our named executive officers incentive (1) to stay with us despite the possibility of losing employment after a change of control and (2) to focus on obtaining the best possible value for stockholders in a change of control transaction.

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The agreements will provide that if we terminate the executive without cause or the executive terminates his employment for good reason, in either case other than in connection with a change of control, the executive officer will receive a cash payment equal to a specified multiple (set forth below) of the sum of his annual base salary, his average annual cash bonus during the past three years, and the annual COBRA premiums the executive would be required to pay to continue health plan coverage under our health plans. We will pay this amount in a lump sum within 60 days after the executive’s separation from service, subject to deferral required by Section 409A of the Internal Revenue Code if payments over the first six months would exceed $450,000. In the event of a termination without cause or the executive officer leaves for good reason that is not related to a change of control, the executive officer’s unvested options and stock rights awards that vest solely on the basis of time will vest on a pro-rated basis and the executive officer’s performance shares will be earned on a pro-rated basis based on the level of achievement as of such date of termination.

In the event of a change of control and termination of the executive by us without cause or by the executive for good reason within two years after the change of control, in addition to the compensation set forth above, all unvested stock rights awards will vest immediately. Unearned performance shares also will vest at the greater of actual performance or target. If payments we make in connection with a change of control would be subject to the excise tax on “excess parachute payments” imposed by Section 4999 of the Internal Revenue Code, then the payments will be delivered either (1) in full or (2) in an amount such that the value of the aggregate payments is $1.00 less than the maximum amount that the executive may receive without being subject to the excise tax, whichever of (1) or (2) results in the receipt by the executive of the greatest benefit on an after-tax basis.

The severance and change of control agreements will require each executive officer to sign a general release of claims against us as a condition of receiving the severance payment. For one year after termination of employment for any reason, the executive is prohibited from:

•	directly or indirectly soliciting (1) any of our employees to leave us or (2) any prospective employees negotiating with us on the date of termination to cease negotiations; or
•	directly or indirectly soliciting our tenants or other parties to terminate lease, joint venture, acquisition, business combination or development contracts to which we were a party on the date of termination, or soliciting prospects with whom we were actively conducting negotiations for a lease, joint venture, acquisition, business combination or development project on the date of termination of employment (unless the executive was not aware of the negotiations).

The agreements will also require the executive to provide consulting services to us for up to 20 hours a month during the six months after any termination of employment and requires the executive to maintain the confidentiality of our confidential information. The agreements will not contain any provision for waiving a breach of the non-solicitation, confidentiality or consulting obligations described above.

The severance amounts payable above to each executive officer will be a specified multiple of the sum of the officer’s annual base salary and average annual cash bonus paid during the past three years. With respect to qualifying terminations occurring either prior to a change of control or after a change of control, the severance multiple will be 4.0 for Mr. Gold, 3.0 for Mr. Smithers, and 2.0 for each of Messrs. Kreitzer, Fenton, and Fahey.

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In lieu of allowing executives to continue participating in our health plans during the severance period, we would pay an additional cash severance payment upon the executive’s qualifying termination in an amount equal to the COBRA premiums the executive would be required to pay to continue his or her health plan coverage during such severance period.

If the executive retires for other than good reason and gives us a specified advance notice before retiring, or if the executive dies or terminates employment because of disability, all unvested stock rights awards that vest based on continued employment will vest immediately on the date of such retirement or termination. The executive will remain eligible to receive performance shares awarded under our equity incentive plans before his or her termination if we achieve the stated performance goals during the remainder of the performance period, as if the executive’s employment had not terminated. To qualify for these benefits on retirement, the executive must retire after a specified age or with a combination of age plus years of service, depending on the benefit in question, as well as give us the required number of years of advance notice of retirement.

The agreements will also provide that severance payments are subject to recoupment as required by any recoupment policy approved by our Board of Directors.

The definition of “cause” under the agreements will include:

•	conviction of a felony;
•	a material breach of the agreement or our policies and procedures and failure to cure the breach, if capable of cure, within 30 days after written notice by us of the breach;
•	willful or gross misconduct or willful or gross negligence in the performance of the executive’s duties;
•	fraud, misappropriation or embezzlement; or
•	failure to meet the reasonable expectations of management regarding the performance of the executive’s duties or engaging in conduct that could reasonably be expected to harm our reputation and failure to cure the breach, if capable of cure, within 30 days after written notice by us of the breach.

The definition of “good reason” will track the definition in regulations under Section 409A of the Internal Revenue Code and include the following, if the executive has given written notice of the condition within 90 days of its occurrence and the condition remains in effect for 30 days after the notice:

•	a material diminution in the authority, duties or responsibilities of the executive;
•	a material diminution in the budget over which the executive retains authority;
•	a material diminution in the executive’s base compensation;
•	a material change in the geographic location at which the executive must perform his duties; or
•	any other action or inaction by us that constitutes a material breach of the agreement or any other agreement pursuant to which the executive provides services to us.

The definition of “change of control” will track the definition in regulations under Section 409A of the Internal Revenue Code and includes:

•	the acquisition of our stock as a result of which any person or group owns more than 50% of the total fair market value of our stock (subject to limited exceptions);
•	the acquisition of our voting securities over a period of 12 months as a result of which any person or group owns at least 30% of the total voting power of our stock (subject to limited exceptions);
•	a majority of our board is replaced during any 12-month period by directors whose appointment or election was not endorsed by a majority of the board prior to the date of the appointment or election;
•	the acquisition over a period of 12 months as a result of which any person or group has acquired assets from us having a total gross fair market value of more than 50% of the total gross fair market value of all our assets immediately before the acquisition (subject to limited exceptions).

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Compensation Policies and Practices and Risk Management

When establishing and reviewing our compensation philosophy and programs, we will consider whether such programs align the interests of our directors and officers with our interests and those of our stockholders and whether such programs encourage unnecessary or excessive risk taking. We believe our compensation philosophy and programs will encourage our executives to strive to achieve both short- and long-term goals that are important to our success and building stockholder value, without promoting unnecessary or excessive risk taking. We will review our compensation policies and practices periodically to determine whether such policies and practices are appropriate in light of our risk management objectives.

2016 Omnibus Incentive Plan

In June 2016, our board of directors adopted, and our stockholders approved, our 2016 Omnibus Incentive Plan.

A total of 1.0 million shares of our Class A common stock is reserved for issuance under our 2016 Omnibus Incentive Plan. As of the date of this prospectus, no awards have been made under the 2016 Omnibus Incentive Plan.

The 2016 Omnibus Incentive Plan provides for the issuance of stock options, stock appreciation rights, performance shares, performance units, restricted stock, restricted stock units, shares of our Class A common stock, dividend equivalent units, incentive cash awards or other awards based on our Class A common stock. Awards may be granted alone or in addition to, in tandem with, or (subject to the 2016 Omnibus Incentive Plan’s prohibitions on repricing) in substitution for any other award (or any other award granted under another plan of ours or of any of our affiliates).

Purpose. The two complementary purposes of the 2016 Omnibus Incentive Plan are to help us attract, retain, focus and motivate our executives and other key employees, directors, consultants and advisors and to increase stockholder value. The 2016 Omnibus Incentive Plan will accomplish these purposes by offering participants the opportunity to acquire shares of our Class A common stock, receive monetary payments based on the value of such Class A common stock or receive other incentive compensation on the potentially favorable terms that the 2016 Omnibus Incentive Plan provides.

Administration. Our 2016 Omnibus Incentive Plan will be administered by the compensation committee, our board of directors or another committee (we refer to the applicable committee or our board of directors, as the case may be, as the “administrator”). The administrator may designate any of the following as a participant under the 2016 Omnibus Incentive Plan to the extent consistent with its authority: any officer or other employee of our company or its affiliates; any individual whom we or an affiliate have engaged to become an officer or employee; any consultant or advisor who provides services to our company or its affiliates; or any director, including a non-employee director.

The administrator has full discretionary authority to administer the 2016 Omnibus Incentive Plan, including but not limited to the authority to: (i) interpret the provisions of the 2016 Omnibus Incentive Plan; (ii) prescribe, amend and rescind rules and regulations relating to the 2016 Omnibus Incentive Plan; (iii) correct any defect, supply any omission, or reconcile any inconsistency in the 2016 Omnibus Incentive Plan, any award or any award agreement in the manner and to the extent it deems desirable to carry this Plan or such award into effect; and (iv) make all other determinations necessary or advisable for the administration of the 2016 Omnibus Incentive Plan. All administrator determinations will be made in the sole discretion of the administrator and are final and binding on all interested parties.

Our board of directors may delegate some or all of its authority under the 2016 Omnibus Incentive Plan to a committee of the board, and the compensation committee may delegate some or all of its authority under the 2016 Omnibus Incentive Plan to a sub-committee or one or more of our officers, subject in each case to limitations specified in the 2016 Omnibus Incentive Plan.

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Number and sources of shares. An aggregate of 1.0 million shares of Class A common stock have been reserved for issuance under the 2016 Omnibus Incentive Plan, all of which may be issued upon the exercise of incentive stock options. The shares reserved for issuance may be either authorized and unissued shares or shares held as treasury stock. The number of shares reserved for issuance under the 2016 Omnibus Incentive Plan is reduced by the maximum number of shares, if any, that may be payable under an award as determined on the date of the grant of the award.

If (i) an award granted under the 2016 Omnibus Incentive Plan lapses, expires, terminates or is cancelled without the issuance of shares under the award (whether due currently or on a deferred basis); (ii) it is determined during or at the conclusion of the term of an award granted under the 2016 Omnibus Incentive Plan that all or some portion of the shares with respect to which the award was granted will not be issuable, or that other compensation with respect to shares covered by the award will not be payable on the basis that the conditions for such issuance will not be satisfied; (iii) shares are forfeited under an award; (iv) shares are issued under any award and we reacquire them pursuant to rights we reserved upon the issuance of the shares; or (v) shares are tendered to satisfy the exercise price of an award or federal, state or local tax withholding obligations, then such shares will be recredited to the Plan’s reserve and may again be used for new awards under this Plan. However, shares recredited to the Plan’s reserve under clause (iv) or (v) may not be issued pursuant to incentive stock options.

Eligibility. Incentive stock options may only be granted to our and our subsidiaries’ employees. All other awards may be granted to our and our subsidiaries’ employees, officers, directors and key persons (including consultants and prospective employees).

Amendment or termination of our 2016 Omnibus Incentive Plan. The 2016 Omnibus Incentive Plan’s terminates when all shares reserved for issuance under the Plan have been issued, subject to our board of directors’ right to terminate the Plan at any time. In addition, our board of directors or the administrator may amend Plan at any time, except:

(i)	our board of directors must approve any amendment to the 2016 Omnibus Incentive Plan if we determine such approval is required by prior action of our board of directors, applicable corporate law or any other applicable law;

(ii)	stockholders must approve any amendment to the 2016 Omnibus Incentive Plan if we determine that such approval is required by Section 16 of the Securities Exchange Act of 1934, the listing requirements of any principal securities exchange or market on which our Class A common stock is then traded, or any other applicable law; and

(iii)	stockholders must approve any amendment to the 2016 Omnibus Incentive Plan that materially increases the number of shares of Class A common stock reserved under the 2016 Omnibus Incentive Plan, the incentive stock option award limits or the per participant award limitations set forth in the 2016 Omnibus Incentive Plan, that shortens the minimum vesting requirements under the 2016 Omnibus Incentive Plan or that diminishes the provisions prohibiting repricing or backdating stock options and stock appreciation rights.

The administrator generally may modify, amend or cancel any award or waive any restrictions or conditions applicable to any award or the exercise of the award. Any modification or amendment that materially diminishes the rights of the participant or any other person who may have an interest in the award, or that cancels any award, will be effective only if agreed to by that participant or other person. The administrator does not need to obtain participant or other interested party consent, however, for the adjustment or cancellation of an award pursuant to the adjustment provisions of the 2016 Omnibus Incentive Plan or the modification of an award to the extent deemed necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which the Class A common stock is then traded, to the extent the administrator deems necessary to preserve favorable accounting or tax treatment of any award for our company, or to the extent the administrator determines that the action does not materially and adversely affect the value of an award or that such action is in the best interest of the affected participant or any other person(s) with an interest in the award.

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The authority of the administrator to terminate or modify the 2016 Omnibus Incentive Plan or awards will extend beyond the termination date of the 2016 Omnibus Incentive Plan. In addition, termination of the 2016 Omnibus Incentive Plan will not affect the rights of participants with respect to awards previously granted to them, and all unexpired awards will continue in force after termination of the 2016 Omnibus Incentive Plan except as they may lapse or be terminated by their own terms and conditions.

Options and stock appreciation rights. Under our 2016 Omnibus Incentive Plan, the administrator has the authority to grant stock options and to determine all terms and conditions of each stock option including but not limited to whether the option is an “incentive stock option” which meets the requirements of Code Section 422, or a “nonqualified stock option” which does not meet the requirements of Code Section 422. A stock option gives the participant the right to purchase shares of our Class A common stock at a fixed price, called the “option price,” after the vesting conditions of the option are met and prior to the date the option expires or terminates. The administrator fixes the option price per share of Class A common stock, which may not be less than the fair market value of the Class A common stock on the date of grant. The administrator determines the expiration date of each option, but the expiration date cannot be later than 10 years after the grant date. Options are exercisable at such times and are subject to such restrictions and conditions as the administrator deems necessary or advisable. The stock option exercise price is payable to us in full upon exercise.

Pursuant to the 2016 Omnibus Incentive Plan, the administrator has the authority to grant stock appreciation rights. A stock appreciation right is the right of a participant to receive cash in an amount, and/or Class A common stock with a fair market value, equal to the appreciation of the fair market value of a share of Class A common stock during a specified period of time. The 2016 Omnibus Incentive Plan provides that the administrator determines all terms and conditions of each stock appreciation right, including, among other things: whether the stock appreciation right is granted independently of a stock option or relates to a stock option; a grant price that is not less than the fair market value of the Class A common stock subject to the stock appreciation right on the date of grant; a term that must be no later than 10 years after the date of grant; and whether the stock appreciation right will settle in cash, Class A common stock or a combination of the two.

The specific terms and conditions of a participant’s option or stock appreciation right will be set forth in an award agreement delivered to the participant.

Repricing prohibited. Neither the administrator nor any other person may amend the terms of outstanding stock options or stock appreciation rights to reduce the exercise or grant price of such outstanding stock options or stock appreciation rights; cancel outstanding stock options or stock appreciation rights in exchange for stock options or stock appreciation rights with an exercise or grant price that is less than the exercise or grant price of the original options or stock appreciation rights; or cancel outstanding stock options or stock appreciation rights with an exercise or grant price above the current fair market value of a share of Class A common stock in exchange for cash or other securities.

Backdating prohibited. The administrator may not grant a stock option or stock appreciation right with a grant date that is effective prior to the date the administrator takes action to approve such award.

Performance and stock awards. Pursuant to the 2016 Omnibus Incentive Plan, the administrator has the authority to grant awards of restricted stock, restricted stock units, performance shares or performance units. Restricted stock means shares of Class A common stock that are subject to a risk of forfeiture, restrictions on transfer or both a risk of forfeiture and restrictions on transfer. Restricted stock unit means the right to receive a payment equal to the fair market value of one share of Class A common stock. Performance shares means the right to receive shares of Class A common stock to the extent performance goals are achieved. Performance unit means the right to receive a payment valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of Class A common stock, to the extent performance goals are achieved.

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The administrator determines all terms and conditions of these types of awards, including, among other things: whether performance goals need to be achieved for the participant to realize any portion of the benefit provided under the award; whether the restrictions imposed on restricted stock or restricted stock units will lapse, and any portion of the performance goals subject to an award will be deemed achieved, upon a participant’s death, disability or retirement; the length of the vesting and/or performance period and, if different, the date on which payment of the benefit provided under the award is made; with respect to performance units, whether to measure the value of each unit in relation to a designated dollar value or the fair market value of one or more shares of Class A common stock; and, with respect to restricted stock units and performance units, whether the awards settle in cash, in shares of Class A common stock, or in a combination of the two.

The specific terms and conditions of a participant’s award of restricted stock, restricted stock units, performance shares or performance units will be set forth in an award agreement delivered to the participant.

Dividend equivalent rights. Pursuant to the 2016 Omnibus Incentive Plan, the administrator has the authority to grant dividend equivalent units in connection with awards other than options, stock appreciation rights or other stock rights within the meaning of Code Section 409A. A dividend equivalent unit is the right to receive a payment, in cash or shares of Class A common stock, equal to the cash dividends or other distributions that we pay with respect to a share of Class A common stock. No dividend equivalent unit granted in tandem with another award may include vesting provisions more favorable to the participant than the vesting provisions, if any, to which the tandem award is subject.

The specific terms and conditions of a participant’s dividend equivalent units will be set forth in an award agreement delivered to the participant.

Incentive awards. The administrator has the authority to grant annual and long-term incentive awards. An incentive award is the right to receive a cash payment to the extent performance goals are achieved. The administrator will determine all of the terms and conditions of each incentive award, including the performance goals, the performance period, the potential amount payable and the timing of payment, provided that the administrator must require that payment of all or any portion of the amount subject to the award is contingent on the achievement of one or more performance goals during the period the administrator specifies, although the administrator may specify that all or a portion of the goals are deemed achieved upon a participant’s death, disability or (for awards not intended to qualify as performance-based compensation within the meaning of Code Section 162(m)) retirement, or such other circumstances as the administrator may specify. For long-term incentive awards, the performance period must relate to a period of more than one fiscal year.

The specific terms and conditions of a participant’s incentive award will be set forth in an award agreement or another document delivered to the participant.

Other stock-based awards. The administrator has the authority to grant other types of awards, which may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, shares of Class A common stock, either alone or in addition to or in conjunction with other awards, and payable in shares of Class A common stock or cash. Such awards may include shares of unrestricted Class A common stock, which may be awarded, without limitation (except as provided in the 2016 Omnibus Incentive Plan), as a bonus, in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, or upon the attainment of performance goals or otherwise, or rights to acquire shares of our Class A common stock from us. The administrator determines all terms and conditions of the award, including the time or times at which such award is made and the number of shares of Class A common stock to be granted pursuant to such award or to which such award relates. Any award that provides for purchase rights must be priced at 100% of the fair market value of our Class A common stock on the date of the award.

The specific terms and conditions of a participant’s award will be set forth in an award agreement or another document delivered to the participant.

Per participant award limits. Subject to the adjustment provisions of the 2016 Omnibus Incentive Plan, no participant may be granted awards that could result in such participant:

(i)	receiving options for, and/or stock appreciation rights with respect to, more than 200,000 shares (or 200,000 shares, in the case of a non-employee director) during any fiscal year;

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(ii)	receiving awards of restricted stock and/or restricted stock units, and/or other stock-based awards, relating to more than 200,000 shares (or 200,000 shares, in the case of a non-employee director) during any fiscal year of the company;

(iii)	receiving awards of performance shares, and/or awards of performance units the value of which is based on the fair market value of shares, for more than 200,000 shares (or 200,000 shares, in the case of a non-employee director) during any fiscal year of the company; or

(iv)	receiving awards of performance units the value of which is not based on the fair market value of shares, annual incentive award(s), long-term incentive award(s) or dividend equivalent unit(s) that would pay more than $2,000,000 to the participant (or $2,000,000, in the case of a non-employee director) during any single fiscal year of the company.

Performance goals. Awards may be made contingent on the achievement of performance goals. Performance goals include any goals the administrator establishes that relate to one or more of the following with respect to us or any one or more of our subsidiaries, affiliates or other business units: funds from operations; adjusted funds from operations, earnings before any one or more of the following: interest, taxes, depreciation, amortization and/or stock compensation; operating (or gross) income or profit; pretax income before allocation of corporate overhead and/or bonus; operating efficiencies; operating income as a percentage of net revenue; return on equity, assets, capital, capital employed or investment; after tax operating income; net income; earnings or book value per share; financial ratios; cash flow(s); total rental income or revenues; capital expenditures as a percentage of rental income; total operating expenses, or some component or combination of components of total operating expenses, as a percentage of rental income; stock price or total stockholder return, including any comparisons with stock market indices; appreciation in or maintenance of the price of the Class A common stock or any of our publicly-traded securities; dividends; debt or cost reduction; comparisons with performance metrics of peer companies; comparisons of our stock price performance to the stock price performance of peer companies; strategic business objectives, consisting of one or more objectives based on meeting specified cost, acquisition or leasing targets, meeting or reducing budgeted expenditures, attaining division, group or corporate financial goals, meeting business expansion goals and meeting goals relating to leasing, acquisitions, joint ventures or collaborations or dispositions; economic value-added models; or any combination of any of the foregoing. In addition, in the case of awards that the administrator determines at the date of grant will not be considered “performance-based compensation” under Code Section 162(m), the administrator may establish other performance goals.

Effect of a change of control. If we experience a “change of control,” as defined in the 2016 Omnibus Incentive Plan, then, unless otherwise expressly provided in an award agreement or another contract, or under the terms of a transaction constituting a change of control, the administrator may, in its discretion, provide that:

•	Any outstanding award (or portion thereof) will vest or be earned on an accelerated basis in connection with the change of control or a subsequent termination; and/or

•	Any of the following will occur: (i) shares or other securities of the surviving corporation or any successor corporation, or a parent or subsidiary thereof, will be substituted for shares subject to any outstanding award, in which event the aggregate purchase or exercise price, if any, of such award, or portion thereof, will remain the same, (ii) any outstanding award, or portion thereof, will be converted into a right to receive cash or other property upon or following the consummation of the change of control in an amount equal to the value of the consideration to be received by holders of shares of our Class A common stock in connection with the transaction for one share, less the per share purchase or exercise price of such award, if any, multiplied by the number of shares subject to such award, or portion thereof, (iii) the vesting (and, as applicable, the exercisability) of any and/or all outstanding awards will be accelerated, (iv) any outstanding and unexercised awards upon or following the consummation of the change of control (without the consent of an award holder or any person with an interest in an award) will be cancelled, (v) all outstanding options or stock appreciation rights will be cancelled in exchange for a cash payment equal to the excess of the change of control price per share over the exercise price of the shares subject to such option or stock appreciation right upon the change of control (or for no cash payment if such excess is zero), and/or (vi) any awards will be cancelled in exchange for a cash payment based on the value of the award as of the date of the change of control (or for no payment if the award has no value).

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In general, if any payments or benefits paid by us under the 2016 Omnibus Incentive Plan would cause payments made to or benefits received by a participant in connection with a change of control to be subject to the excise tax imposed by Code Section 4999 on excess parachute payments, then the payments will be delivered either (i) in full or (ii) in an amount such that the value of the aggregate payments is $1.00 less than the maximum amount that the participant may receive without being subject to the excise tax, whichever of (i) or (ii) results in the receipt by the participant of the greatest benefit on an after-tax basis.

Compliance with the American Jobs Creation Act

As part of our strategy for compensating our independent directors, we intend to grant equity incentives under our stock incentive plan described above. This method of compensating individuals may possibly be considered to be a “nonqualified deferred compensation plan” under Section 409A of the Code.

Under Section 409A of the Code, “nonqualified deferred compensation plans” must meet certain requirements regarding the timing of distributions or payments and the timing of agreements or elections to defer payments, and must also prohibit any possibility of acceleration of distributions or payments, as well as certain other requirements. The guidance under Section 409A of the Code provides that there is no deferral of compensation merely because the value of property (received in connection with the performance of services) is not includible in income by reason of the property being substantially nonvested (as defined in Section 83 of the Code). Accordingly, it is intended that the restricted share awards will not be considered “nonqualified deferred compensation.”

If Section 409A of the Code applies to any of the awards issued under the plan described above, or if Section 409A of the Code applies to any other arrangement or agreement that we may make, and if such award, arrangement or agreement does not meet the timing and other requirements of Section 409A of the Code, then (i) all amounts deferred for all taxable years under the award, arrangement or agreement would be currently includible in the gross income of the recipient of such award or of such deferred amount to the extent not subject to a substantial risk of forfeiture and not previously included in the gross income of the recipient, (ii) interest at the underpayment rate plus 1% would be imposed on the underpayments that would have occurred had the compensation been includible in income when first deferred (or, if later, when not subject to a substantial risk of forfeiture), and (iii) a 20% additional tax would be imposed on the recipient with respect to the amounts required to be included in the recipient’s income. Furthermore, if the affected individual is our employee, we would be required to withhold U.S. federal income taxes on the amount deferred but includible in income due to Section 409A of the Code, although there may be no funds currently being paid to the individual from which we could withhold such taxes. We would also be required to report on an appropriate form (W-2 or 1099) amounts which are deferred, whether or not they meet the requirements of Section 409A of the Code, and if we fail to do so, penalties could apply.

We do not intend to issue any award, or enter into any agreement or arrangement that would be considered a “nonqualified deferred compensation plan” under Section 409A of the Code, unless such award, agreement or arrangement complies with the timing and other requirements of Section 409A of the Code. It is our current belief, based upon the statute, the regulations issued under Section 409A of the Code and legislative history, that the restricted share awards we may grant will not be subject to taxation under Section 409A of the Code because such restricted share awards will be considered a “nonqualified deferred compensation plan.” Nonetheless, there can be no assurances that any restricted share awards which we have granted or which hereafter may be granted will not be affected by Section 409A of the Code, or that any restricted share awards will not be subject to income taxation under Section 409A of the Code.

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PRINCIPAL STOCKHOLDERS

The following table provides information, as of August 3, 2016, regarding the number and percentage of shares of our common stock beneficially owned by each director, each director nominee, each executive officer, each person known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock and all directors, director nominees, and executive officers as a group. In accordance with SEC rules, each listed person’s beneficial ownership includes all shares of common stock the person actually owns beneficially or of record, all shares of common stock over which the person has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund), and all shares the person has the right to acquire within 60 days (such as shares of restricted common stock which are scheduled to vest within 60 days or upon the exercise of warrants or options). Except as otherwise provided, all shares are owned directly, and the indicated person has sole voting and investing power. The business address of the stockholders listed below is the address of our principal executive office.

	Immediately Prior to this Offering		Immediately After this Offering
Beneficial Owner	Number of Shares Owned (1)	Percentage of Outstanding Common Stock	Number of Shares Owned (1)	Percentage of Outstanding Common Stock
Alan D. Gold	343,065	67.5%	(2)	10.1%
Paul E. Smithers	90,000	17.7%		2.7%
Gregory J. Fahey	25,000	4.9%		*
Gary A. Kreitzer	25,000	4.9%		*
Andrew Fenton	25,000	4.9%		*
Gary M. Malino	—	—	—	—
David Stecher	—	—	—	—
Scott Shoemaker	—	—	—	—
All Directors, Director Nominees and Officers as a Group	508,065	100.0%		15.0%

*Less than 1.0%.

(1) Interests shown consist solely of founder shares, classified as Class B common stock. The shares of our Class B common stock issued and outstanding immediately prior to the consummation of the offering will automatically convert upon the consummation of the offering into that number of shares of Class A common stock equal to 15.0% of the shares of our Class A common issued and outstanding immediately following the offering. See the section of this prospectus entitled “Description of Securities.” As a result, immediately after this offering, our initial stockholders will beneficially own 15.0% of the then-issued and outstanding shares of our Class A common stock (assuming they do not purchase any shares in this offering).

(2) Does not include the $2.0 million of shares of Class A common stock that Mr. Gold has indicated an interest in purchasing in this offering.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Equity Sales to Related Parties

In connection with our incorporation, certain of our executive officers purchased 508,065 shares of our Class B common stock, in the aggregate, for $508. See “Principal Stockholders.” Mr. Gold has indicated an interest in purchasing $2.0 million of Class A common stock in the offering and will pay the same price as other investors who purchase shares in the offering. Any such shares purchased by Mr. Gold or our other officers, directors or director nominees will be applied towards the minimum number of shares required to be sold.

Indemnification Agreements

We expect to enter into an indemnification agreement with each of our officers and directors. Each indemnification agreement will provide, among other things, that we will indemnify, to the maximum extent permitted by law, the covered officer or director against any and all judgments, penalties, fines and amounts paid in settlement, and all reasonable and out-of-pocket expenses (including attorneys’ fees), actually and reasonably incurred in connection with any threatened, pending or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation, inquiry, administrative hearing or other proceeding that arises out of the officer’s or director’s status as a present or former officer, director, employee or agent of the company. Each indemnification agreement will also require us, upon request of the covered officer or director, to advance the expenses related to such an action provided that the officer or director undertakes to repay any amounts to which he is subsequently determined not to be entitled.

The indemnification agreement will not be exclusive of any other rights to indemnification or advancement of expenses to which the covered officer or director may be entitled, including any rights arising under our charter or by-laws or applicable law.

Related Party Transaction Policies

Conflicts of Interest Policies

Our governing instruments do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction in which we have an interest or from conducting, for their own account, business activities of the type we conduct. However, our policies will be designed to eliminate or minimize potential conflicts of interest. A “conflict of interest” occurs when a director’s, officer’s or employee’s private interest interferes in any way, or appears to interfere, with our interests as a whole. Our board of directors plans to adopt a policy that prohibits personal conflicts of interest. This policy will provide that any situation that involves, or may reasonably be expected to involve, a conflict of interest must be disclosed immediately to a supervisor or a member of our audit committee.

Our board of directors will adopt a written Related Person Transaction Policy. The purpose of this policy will be to describe the procedures used to identify, review, approve and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (x) we were, are, or will be a participant, (y) the aggregate amount involved exceeds $120,000 and (z) a related person has or will have a direct or indirect interest. For purposes of this policy, a related person is (i) any person who is, or at any time since the beginning of our last fiscal year was, an executive officer, director or director nominee of ours, (ii) any person who is known to be the beneficial owner of more than 5% of our common stock, (iii) any immediate family member of any of the foregoing persons, or (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position, or in which all the related persons, in the aggregate, have a 10% or greater beneficial interest. Under this policy, our audit committee will be responsible for reviewing, approving or ratifying each related person transaction or proposed transaction. In determining whether to approve or ratify a related person transaction, the audit committee will consider all relevant facts and circumstances of the related person transaction available to it and will approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders, as the audit committee determines in good faith. No member of the audit committee will be permitted to participate in any consideration of a related person transaction with respect to which that member or any of his or her immediate family is a related person.

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These policies may not be successful in eliminating the influence of conflicts of interest or related person transactions. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

Pursuant to Maryland law, a contract or other transaction between a company and a director or between the company and any other corporation or other entity in which a director serves as a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the presence of that director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof if (1) the material facts relating to the common directorship or interest and as to the transaction are disclosed to the board of directors or a committee of the board, and the board or committee in good faith authorizes the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum, (2) the material facts relating to the common directorship or interest of the transaction are disclosed to the stockholders entitled to vote thereon, and the transaction is approved in good faith by vote of the stockholders, or (3) the transaction or contract is fair and reasonable to the company at the time it is authorized, ratified or approved.

Policy with Respect to Certain Other Activities

We have broad and flexible policies with respect to the activities described below. Our board of directors may change any of these policies without prior notice to you or a vote of our stockholders.

•	Issuing equity and incurring debt. If our board of directors determines that additional capital is required or appropriate, we may raise such funds through additional offerings of equity or debt securities or the retention of cash flow (subject to the distribution requirements applicable to REITs and our desire to minimize our U.S. federal income tax obligations) or any combination of these methods. In the event that our board of directors determines to raise additional equity or debt capital, it has the authority, without stockholder approval, to issue additional common stock, preferred stock or debt securities in any manner and on such terms and for such consideration as it deems appropriate, at any time, subject to compliance with applicable rules on the exchanges where our securities trade. Our board of directors has similarly broad authority to approve our incurrence of debt.

•	Making loans and underwriting securities. We may make loans to third parties, which may be to joint ventures in which we participate, subject to maintaining our exemption from registration under the Investment Company Act and our qualification as a REIT. We may, but do not intend to, underwrite securities of other issuers or invest in the securities of other issuers, including for the purpose of exercising control.

•	Investing in securities. Subject to the requirements for qualification as a REIT, we may, but do not intend to, invest in equity or debt securities of other REITs, other entities engaged in real estate related activities or securities of other issuers.

•	Borrow to finance investments. If and to the extent available at the relevant time and subject to maintaining our exemption from registration under the Investment Company Act and our qualification as a REIT, we expect to use a number of sources to finance our assets, including through cash flow from operations, long-term secured and unsecured borrowings, issuance of equity or debt securities or, in connection with certain acquisitions of additional properties, the issuance of shares in our operating partnership.

•	Offering securities in exchange for property. We may offer equity, operating partnership units or debt securities in exchange for property or to repurchase or otherwise reacquire shares of our common stock.

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We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

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DESCRIPTION OF SECURITIES

The following summary description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Maryland General Corporation Law (MGCL) and to our charter and our bylaws. For a more complete understanding of our securities, we encourage you to read carefully this entire prospectus, as well as our charter and our bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our charter provides that we may issue up to 50,000,000 shares of common stock, $0.001 par value per share, including (i) 49,000,000 shares of Class A common stock and (ii) 1,000,000 shares of Class B common stock, and up to 50,000,000 shares of preferred stock, $0.001 par value per share. Under Maryland law, our stockholders are not generally liable for our debts or obligations. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue with the approval of a majority of our entire board of directors and without stockholder approval.

As of the date of this prospectus, 508,065 shares of our Class B common stock were issued and outstanding, held by five holders of record, and no shares of our Class A common stock or preferred stock were issued and outstanding. The shares of our Class B common stock outstanding immediately prior to the consummation of the offering will automatically convert upon the consummation of the offering into that number of shares of Class A common stock equal to 15.0% of the shares of our Class A common issued and outstanding immediately following the offering.

Common Stock

All of the shares of our Class A common stock offered by this prospectus will be duly authorized, validly issued, fully paid and non-assessable. Subject to the preferential rights, if any, of holders of any other class or series of our stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of outstanding shares of common stock are entitled to receive dividends on such shares of common stock out of assets legally available therefor if, as and when authorized by our board of directors and declared by us, and the holders of outstanding shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and the holders of shares of common stock will possess the exclusive voting power. A plurality of the votes cast in the election of directors is sufficient to elect a director and there is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. Notwithstanding the foregoing, for so long as any shares of Class B common stock shall remain outstanding, we may not, without the prior vote or written consent of the holders of a majority of the shares of Class B common stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of our charter, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B common stock.

Holders of shares of common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, shares of common stock will have equal dividend, liquidation and other rights.

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Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all the votes entitled to be cast on the matter. Our charter provides for approval of these matters by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

Also, our operating assets are held by our subsidiaries and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Terms of Restricted Stock Purchase Agreements with Founders

In connection with the initial issuance of shares of our Class B common stock, we entered into restricted stock purchase agreements with each of our founding stockholders. The restricted stock purchase agreements provide us with an option to repurchase such shares of Class B common stock (or the Class A shares that the Class B shares convert into upon consummation of the offering) for a period of 90 days if such purchaser ceases his affiliation with us as either a director, employee or consultant at a per share price equal to the lesser of (i) the fair market value of the shares at such time and (ii) the purchase price.

For so long as the purchaser remains affiliated with us as either a director, employee or consultant, twenty-five percent (25%) of the shares will be released from our repurchase option on June 15, 2017 and an additional two and one-twelfth percent (2.085%) of the shares will be released from our repurchase option on the last calendar day of each month thereafter commencing on July 31, 2017. In the event of a Change of Control (as defined in the restricted stock purchase agreements), all shares shall be released from the repurchase option immediately prior to the Change in Control.

The purchaser may not transfer any shares (or any interest therein) that remain subject to our repurchase option. Prior to the completion of this offering, we have a right of first refusal to purchase any shares that have been released from our repurchase option that a purchaser proposes to transfer.

The above summary of the restrictions contained in the restricted stock purchase agreements is not complete and is qualified by reference to the form of restricted stock purchase agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Power to Reclassify Our Unissued Shares of Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority with respect to voting rights, dividends or upon liquidation over our common stock, and authorize us to issue the newly-classified shares. Prior to the issuance of shares of each new class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Our board of directors may take these actions without stockholder approval unless stockholder approval is required by the terms of any other class of series of our stock or the rules of any stock exchange or automatic quotation system on which our securities may be listed or traded. Therefore, our board could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

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Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of our board of directors to amend our charter to increase or decrease the number of authorized shares of our stock, to authorize us to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our stockholders, unless such approval is required by the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, under Section 856(h) of the Code, a REIT cannot be “closely held.” In this regard, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). See the section entitled “Certain Material U.S. Federal Income Tax Considerations” in this prospectus for further discussion on this topic.

Our charter contains restrictions on the ownership and transfer of shares of our common stock and other outstanding shares of stock. The relevant sections of our charter provide that, after the completion of this offering and subject to the exceptions described below, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than     % in value of the aggregate of our outstanding shares of stock or more than       % (in value or in number of shares, whichever is more restrictive) of any class or series of our shares of stock; we refer to these limitations as the “ownership limits.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than      % in value of the aggregate of our outstanding shares of stock and % (in value or in number of shares, whichever is more restrictive) of any class or series of our shares of stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of our stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to violate the ownership limits.

Our board of directors may, upon receipt of certain representations, undertakings and agreements and in its sole discretion, exempt (prospectively or retroactively) any person from the ownership limits and establish a different limit, or excepted holder limit, for a particular person if the person’s ownership in excess of the ownership limits will not then or in the future result in our being “closely held” under Section 856(h) of the Code (without regard to whether the person’s interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT. In order to be considered by our board of directors for exemption, a person also must not own, actually or constructively, an interest in one of our tenants (or a tenant of any entity which we own or control) that would cause us to own, actually or constructively, more than a 9.9% interest in the tenant unless the revenue derived by us from such tenant is sufficiently small that, in the opinion of our board of directors, rent from such tenant would not adversely affect our ability to qualify as a REIT. The person seeking an exemption must provide such representations and undertakings to the satisfaction of our board of directors that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the shares of stock causing the violation. As a condition of granting an exemption or creating an excepted holder limit, our board of directors may, but is not be required to, obtain an opinion of counsel or Internal Revenue Service, or IRS, ruling satisfactory to our board of directors with respect to our qualification as a REIT and may impose such other conditions or restrictions as it deems appropriate.

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In connection with granting an exemption from the ownership limits or establishing an excepted holder limit or at any other time, our board of directors may increase or decrease the ownership limits. Any decrease in the ownership limits will not be effective for any person whose percentage ownership of shares of our stock is in excess of such decreased limits until such person’s percentage ownership of shares of our stock equals or falls below such decreased limits (other than a decrease as a result of a retroactive change in existing law, which will be effective immediately), but any further acquisition of shares of our stock in excess of such percentage ownership will be in violation of the applicable limits. Our board of directors may not increase or decrease the ownership limits if, after giving effect to such increase or decrease, five or fewer persons could beneficially own or constructively own in the aggregate more than 49.9% in value of the shares of our stock then outstanding. Prior to any modification of the ownership limits, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT.

Our charter further prohibits:

●	any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

●	any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other foregoing restrictions on ownership and transfer of our stock will be required to immediately give written notice to us or, in the case of a proposed or attempted transaction, give at least 15 days’ prior written notice to us, and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The ownership limits and the other restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with the restrictions on ownership and transfer of our stock is no longer required in order for us to qualify as a REIT.

If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, such transfer will be void from the time of such purported transfer and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in:

●	any person violating the ownership limits or such other limit established by our board of directors; or

●	our company being “closely held” under Section 856(h) of the Code (without regard to whether the stockholder’s interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will automatically be transferred to, and held by, a charitable trust for the exclusive benefit of one or more charitable organizations selected by us, and the intended transferee will acquire no rights in such shares. The transfer will be deemed to be effective as of the close of business on the business day prior to the date of the transfer in violation of the ownership limit or other event that results in the transfer to the charitable trust. A person who, but for the transfer of the shares to the charitable trust, would have beneficially or constructively owned the shares so transferred is referred to as a “prohibited owner,” which, if appropriate in the context, also means any person who would have been the record owner of the shares that the prohibited owner would have so owned. If the transfer to the charitable trust as described above would not be effective, for any reason, to prevent violation of the applicable restriction on ownership and transfer contained in our charter, then our charter provides that the transfer of the shares will be void from the time of such purported transfer.

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Shares of stock transferred to a charitable trust are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid per share in the transaction that resulted in such transfer to the charitable trust (or, if the event that resulted in the transfer to the charitable trust did not involve a purchase of such shares of stock at market price, defined generally as the last reported sales price reported on the New York Stock Exchange (or other applicable exchange), the market price per share of such stock on the day of the event which resulted in the transfer of such shares of stock to the charitable trust) and (2) the market price on the date we, or our designee, accept such offer. We may reduce the amount payable to the charitable trust by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the charitable trust as described below. We may pay the amount of such reduction to the charitable trust for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee of the charitable trust has sold the shares held in the charitable trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, and the charitable trustee must distribute the net proceeds of the sale to the prohibited owner.

Within 20 days of receiving notice from us of the transfer of the shares to the charitable trust, sell the shares to a person or entity designated by the charitable trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of our stock described above. After that, the charitable trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares in the transaction that resulted in the transfer to the charitable trust (or, if the event that resulted in the transfer to the charitable trust did not involve a purchase of such shares at market price, the market price per share of such stock on the day of the event that resulted in the transfer to the charitable trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the charitable trust for the shares. The charitable trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the charitable trust. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends and other distributions thereon. In addition, if, prior to discovery by us that shares of stock have been transferred to a charitable trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the charitable trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the charitable trust upon demand by the charitable trustee. The prohibited owner will have no rights in the shares held by the charitable trust.

The charitable trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the charitable trust, the charitable trustee will receive, in trust for the charitable beneficiary, all distributions made by us with respect to such shares and may also exercise all voting rights with respect to such shares. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the charitable trust will be paid by the recipient to the charitable trust upon demand by the charitable trustee. These rights will be exercised for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the charitable trust, the charitable trustee will have the authority, at the charitable trustee’s sole discretion:

●	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the charitable trust; and

●	to recast the vote in accordance with the desires of the charitable trustee acting for the benefit of the charitable beneficiary.

However, if we have already taken irreversible action, then the charitable trustee may not rescind and recast the vote.

If our board of directors determines in good faith that a proposed transfer would violate the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

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Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of all classes or series of our stock, including common stock, will be required to give written notice to us within 30 days after the end of each taxable year stating the name and address of such owner, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which such shares are held. Each such owner will be required to provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will, upon demand, be required to provide to us such information as we may request, in good faith, in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of our stock, or any written statements of information delivered in lieu of certificates, will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is expected to be American Stock Transfer & Trust Company LLC.

Listing

We intend to file an application to list our shares of Class A common stock on The New York Stock Exchange under the symbol "      .” There can be no assurance that our shares of Class A common stock will be approved for listing on The New York Stock Exchange or any other securities exchange.

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CERTAIN PROVISIONS OF THE MARYLAND
GENERAL CORPORATION LAW AND OUR CHARTER AND BYLAWS

The following description of the terms of our stock and of certain provisions of Maryland law is only a summary. For a complete description, we refer you to the MGCL and to our charter and our bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Our Board of Directors

Our charter and bylaws provide that the number of directors we have may be established only by our board of directors but may not be fewer than the minimum number required under the MGCL, which is one, and our bylaws provide that the number of our directors may not be more than 15. Because our board of directors has the power to amend our bylaws, it could modify the bylaws to change that range. Upon completion of this offering, subject to the terms of any class or series of preferred stock, vacancies on our board of directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and, if our board of directors is classified, any director elected to fill a vacancy will hold office for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Except as may be provided with respect to any class or series of our stock, under the MGCL at each annual meeting of our stockholders, each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. A plurality of the votes cast in the election of directors is sufficient to elect a director, and holders of shares of common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of common stock entitled to vote will be able to elect all of our directors at any annual meeting.

Removal of Directors

Our charter provides that, subject to the rights of holders of any class or series of our preferred stock to elect or remove one or more directors, a director may be removed only with cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, precludes stockholders from (i) removing incumbent directors except upon a substantial affirmative vote and (ii) filling the vacancies created by such removal with their own nominees.

No Appraisal Rights

As permitted by the MGCL, our charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Dissolution

Our dissolution must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast not less than a majority of the votes entitled to be cast on such matter.

Exclusive Forum for Certain Litigation

Our bylaws provide that, unless we consent in writing to an alternative forum, the state and federal courts in San Diego, California are the exclusive forum for certain litigation, including (a) derivative actions on our behalf, (b) actions asserting claims of breach of any duty owed by any of our directors, officers or employees, (c) actions asserting a claim against us or any of our directors, officers or other employees arising under the MGCL, our bylaws or our charter and (d) actions governed by the internal affairs doctrine.

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Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A Maryland corporation’s board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a Maryland corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted business combinations between us and (i) any other person, provided, that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person), and (ii) persons acting in concert with any of the foregoing. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance by our company with the supermajority vote requirements and other provisions of the statute. However, our board of directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.

Control Share Acquisitions

The MGCL provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to the control shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in the corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivering an “acquiring person statement” as described in the MGCL), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

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If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or as of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to (i) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (ii) acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our board of directors.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL, or Subtitle 8, permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide for:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors in office and (if the board is classified) for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Our charter provides that, at such time as we are able to make a Subtitle 8 election (which we expect to be upon the completion of this offering), vacancies on our board may be filled only by the remaining directors and (if our board is classified in the future) for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (i) require the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast generally in the election of directors for the removal of any director from the board, only with cause, (ii) vest in the board the exclusive power to fix the number of directorships and (iii) require, unless called by our chairman of the board, our chief executive officer or our board of directors, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast at such a meeting to call a special meeting of our stockholders.

Meetings of Stockholders

Pursuant to our bylaws, a meeting of our stockholders for the election of directors and the transaction of any business will be held annually on a date and at the time and place set by our board of directors. The chairman of our board of directors, our chief executive officer or our board of directors may call a special meeting of our stockholders. Subject to the procedural requirements specified in our bylaws, a special meeting of our stockholders to act on any matter that may properly be brought before a meeting of our stockholders must also be called by our secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter and containing the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary is required to prepare and deliver the notice of the special meeting. Only the matters set forth in the notice of special meeting may be considered and acted upon at such meeting.

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Amendment to Our Charter and Bylaws

Except for amendments to the provisions of our charter relating to the removal of directors, and the vote required to amend this provision (which must be advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the election), our charter generally may be amended only if advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) by a stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting on such business or in the election of such nominee and who has provided notice to us within the time period, and containing the information and other materials, specified by the advance notice provisions set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made only (i) by or at the direction of our board of directors or (ii) provided that the meeting has been called for the purpose of electing directors, by a stockholder who was a stockholder of record both at the time of giving notice and at the time of the special meeting, who is entitled to vote at the meeting in the election of such nominee and who has provided notice to us within the time period, and containing the information and other materials, specified by the advance notice provisions set forth in our bylaws.

Action by Stockholders

Our charter provides that stockholder action can be taken at an annual or special meeting of stockholders and by consent in lieu of a meeting if such consent is approved unanimously. These provisions, combined with the requirements of our bylaws regarding advance notice of nominations and other business to be considered at a meeting of stockholders and the calling of a stockholder-requested special meeting of stockholders, may have the effect of delaying consideration of a stockholder proposal.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders, including advance notice requirements for director nominations and stockholder proposals. Likewise, if the provision in the bylaws opting out of the control share acquisition and business combination provisions of the MGCL were rescinded or if we were to opt in to the classified board or other provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

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The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. Nevertheless, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any predecessor of our company, in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

We expect to enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

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Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

Our charter provides that our board of directors may authorize us to revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to, or continue to, qualify as a REIT. Our charter also provides that our board of directors may determine that compliance with any restriction or limitation on ownership and transfer of our stock is no longer required for us to qualify as a REIT.

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SHARES OF CLASS A COMMON STOCK ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and an active public trading market for our Class A common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares issued upon exercise of outstanding options or in the public market after this offering, or the anticipation of those sales, could adversely affect the public market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. We intend to apply to have our Class A common stock listed on the New York Stock Exchange under the symbol “         .”

Upon the closing of this offering, and after giving effect to the issuance of the               shares of our Class A common stock offered in this offering, we will have outstanding an aggregate of                shares of Class A common stock. All of the shares sold by us in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The shares of Class A common stock owned by our affiliates will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act and will further be subject to restrictions on transfer under the lock-up agreements described below. Following the expiration of these restrictions, these shares will become eligible for public sale if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the New York Stock Exchange concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

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Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Lock-up Agreements

Our executive officers and directors have agreed with the placement agent, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date that is 180 days after the date of this prospectus, except with the prior written consent of the placement agent.

The placement agent currently does not anticipate shortening or waiving any of the lock-up agreements and does not have any pre-established conditions for such modifications or waivers. The placement agent may, however, release for sale in the public market all or any portion of the shares subject to the lock-up agreements. See the section of this prospectus captioned “Plan of Distribution–Lock-Up Agreements.”

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SUMMARY OF OUR OPERATING PARTNERSHIP AGREEMENT

Our operating partnership is a Delaware limited partnership that was formed in June of 2016. We are the sole general partner of our operating partnership and, upon consummation of this offering, will own 100% of the limited partnership interests. The following is a summary of the agreement of limited partnership that we expect to enter into in connection with our operating partnership, IIP Operating Partnership, L.P. This summary and the descriptions of the operating partnership agreement provisions elsewhere in this prospectus are qualified by the form of agreement, which is filed as an exhibit to our registration statement, of which this prospectus is a part. See the section entitled “Where You Can Find Additional Information” included elsewhere in this prospectus.

Conducting our operations through the operating partnership allows the sellers of properties to contribute their property interests to the operating partnership in exchange for limited partnership units rather than for cash or our common stock. This enables the seller to defer some of or all the potential taxable gain on the transfer. From the seller’s perspective, there are also differences between the ownership of common stock and partnership units, some of which may be material because they impact the business organization form, distribution rights, voting rights, transferability of equity interests received and U.S. federal income taxation.

Description of Partnership Units

Partnership interests in the operating partnership are divided into “units.” Initially, the operating partnership will have two classes of units: general partnership units and limited partnership units. General partnership units represent an interest as a general partner in the operating partnership and we, as general partner, will hold all such units. In return for a nominal initial capital contribution, the operating partnership will issue to us all of the general partnership units.

Limited partnership units represent an interest as a limited partner in the operating partnership. The operating partnership may issue additional partnership units and classes of partnership units with rights different from, and superior to, those of general partnership units and/or limited partnership units, without the consent of the limited partners. Holders of limited partnership units do not have any preemptive rights with respect to the issuance of additional units.

For each limited partnership unit received, investors generally will be required to contribute money or property, with a net equity value determined by the general partner. Holders of limited partnership units will not be obligated to make additional capital contributions to the operating partnership. Further, such holders will not have the right to make additional capital contributions to the operating partnership or to purchase additional limited partnership units without our consent as general partner. For further information on capital contributions, see the section entitled “— Capital Contributions” below.

Limited partners do not have the right to participate in the management of the operating partnership. Limited partners who do not participate in the management of the operating partnership, by virtue of their status as limited partners, generally are not liable for the debts and liabilities of the operating partnership beyond the amount of their capital contributions. We, however, as the general partner of the operating partnership, are liable for certain unpaid debts and liabilities. The voting rights of the limited partners are generally limited to approval of specific types of amendments to the operating partnership agreement. With respect to such amendments, each limited partnership unit has one vote. See the section entitled “— Management of the Operating Partnership” below for a detailed discussion of this subject.

In general, each limited partnership unit will share equally in distributions from the operating partnership when such distributions are declared by us, the general partner, which decision will be made in our sole discretion. Upon the operating partnership’s liquidation, limited partnership units also will share equally in the assets of the operating partnership that are available for distribution, after payment of all liabilities, establishment of reserves, required withholding and payment of any preferred return owed to holders of any limited partnership units. In addition, a portion of the items of income, gain, loss and deduction of the operating partnership for U.S. federal income tax purposes will be allocated to each limited partnership unit, regardless of whether any distributions are made by the operating partnership. See the section entitled “Material U.S. Federal Income Tax Considerations —  Taxation of Our Operating Partnership” included elsewhere in this prospectus for a description of the manner in which income, gain, loss and deductions are allocated under the operating partnership agreement. As general partner, we may amend the allocation and distribution sections of the operating partnership agreement to reflect the issuance of additional units and classes of units without the consent of the limited partners.

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Under certain circumstances, holders of limited partnership units may be restricted from transferring their interests without the consent of the general partner. See the section entitled “— Transferability of Interests” below for a discussion of certain restrictions imposed by the operating partnership agreement on such transfers. Limited partnership unit holders generally may, subject to certain restrictions, exchange limited partnership units for the cash value of a corresponding number of shares of our common stock or, at our option, a corresponding number of shares of our common stock. See the section entitled “— Limited Partner Exchange Rights” below.

Management of the Operating Partnership

The operating partnership is organized as a Delaware limited partnership pursuant to the terms of the operating partnership agreement. We are the general partner of the operating partnership and expect to conduct substantially all of our business through it. Pursuant to the operating partnership agreement, we, as the general partner, will have full, exclusive and complete responsibility and discretion in the management and control of the partnership, including the ability to enter into major transactions, such as acquisitions, dispositions and refinancings, and to cause changes in the operating partnership’s business and distribution policies. Further, we may, without the consent of the limited partners:

•	file a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of the partnership’s debts under Title 11 of the United States Bankruptcy Code, or any other federal or state insolvency law, or corresponding provisions of future laws, or file an answer consenting to or acquiescing in any such petition; or

•	cause the operating partnership to make an assignment for the benefit of its creditors or admit in writing its inability to pay its debts as they mature.

The limited partners, in their capacities as such, will have no authority to transact business for, or participate in the management or decisions of, the operating partnership, except as provided in the operating partnership agreement and as required by applicable law. Further, the limited partners have no right to remove us as the general partner.

As general partner, we also may amend the operating partnership agreement without the consent of the limited partners. However, the following amendments will require the consent of a majority of the outstanding partnership units held by limited partners:

•	any amendment that alters or changes the distribution or liquidation rights of limited partners, subject to the exceptions discussed below under the “Distributions” portion of this section;

•	any amendment that imposes on limited partners any obligation to make additional capital contributions; or

•	any amendment that alters the terms of the operating partnership agreement regarding the rights of the limited partners with respect to extraordinary transactions.

Indemnification

To the extent permitted by law, the operating partnership agreement will provide for indemnification of us when acting in good faith and in the best interests of the operating partnership in our capacity as general partner. It also will provide for indemnification of directors, officers and other persons that we may designate under the same conditions, and subject to the same restrictions, applicable to the indemnification of officers, directors, employees and stockholders under our charter. See the section entitled ““Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

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Transferability of Interests

Under the operating partnership agreement, we will not be able to withdraw from the partnership or transfer or assign all or any of our general partnership interest without the consent of holders of two-thirds of the limited partnership units, except in connection with the sale of all or substantially all of our assets meeting the conditions set forth in the operating partnership agreement. Under certain circumstances and with the prior written consent of the general partner and satisfaction of other conditions set forth in the operating partnership agreement, holders of limited partnership units will be able to withdraw from the partnership and transfer and/or encumber all or any part of their units. However, although a limited partner may be able to effect a transfer of partnership interests without the consent of the general partner, the transferee will remain an economic interest owner only as an assignee until the general partner admits the assignee as a substitute limited partner, in its sole and absolute discretion.

In addition, limited partnership units will not be registered under the federal or state securities laws. As a result, the ability of a holder to transfer its units may be restricted under such laws.

Extraordinary Transactions

The operating partnership agreement generally will permit us and/or the operating partnership to engage in any authorized business combination without the consent of the limited partners. Generally, a business combination for these purposes is any merger, consolidation or other combination with or into another entity, or the sale of all or substantially all of the assets of any entity. We will be required to send each limited partner notice of a proposed business combination at least 15 days prior to the record date for the stockholder vote on the combination, if any.

Issuance of Additional Units

As general partner of the operating partnership, we will be able to cause, without the consent of the limited partners, the operating partnership to issue additional units representing general and/or limited partnership interests. A new issuance may include preferred units, which may have rights which are different than, and/or superior to, those of general partnership units and limited partnership units. Furthermore, the operating partnership agreement will require the issuance of additional units to us corresponding with any issuance of stock by us or as a result of our distributing stock in order to meet our annual distribution requirement to maintain our status as a REIT.

Capital Contributions

The operating partnership agreement will provide that, if the operating partnership requires additional funds at any time, or from time to time, in excess of funds available to it from prior borrowings, operating revenue or capital contributions, we, as general partner, have the right to raise additional funds required by the operating partnership by causing it to borrow the necessary funds from third parties on such terms and conditions as we deem appropriate. As an alternative to borrowing funds required by the operating partnership, we may contribute the amount of such required funds as an additional capital contribution. The operating partnership agreement also will provide that we must contribute cash or other property received in exchange for the issuance of equity stock to the operating partnership in exchange for units unless the issuance was in connection with an acquisition of an asset to be held directly by the general partner and such issuance was approved by a majority of independent directors of the general partner. Upon the contribution of cash or other property received in exchange for the issuance of common stock, we will receive one general partnership unit for each share issued by us. Upon the contribution of the cash or other property received in exchange for the issuance of each share of equity stock other than common stock, we will receive one unit with rights and preferences respecting distributions corresponding to the rights and preferences of the equity stock that we issued. If we contribute additional capital to the operating partnership, our partnership interest will be increased on a proportionate basis. Conversely, the partnership interests of the limited partners will be decreased on a proportionate basis if we contribute any additional capital.

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Distributions

The operating partnership agreement will set forth the manner in which distributions from the partnership will be made to unit holders. Distributions from the partnership will be made at the times and in the amounts determined by us, as the general partner. The operating partnership agreement will provide that cash available for distribution will be distributed to us (which we will distribute to the holders of our common stock) and the limited partners in proportion to respective percentage interests.

The operating partnership agreement also will provide that, as general partner, we have the right to amend the distribution provisions of the operating partnership agreement to reflect the issuance of additional classes of units. The operating partnership agreement will provide further that, as general partner, we shall use our best efforts to ensure sufficient distributions are made to meet the REIT annual distribution requirements and to avoid U.S. federal income and excise taxes on our earnings.

Liquidation

Upon the liquidation of the operating partnership, after payment of debts and obligations, any remaining assets of the partnership will be distributed to partners pro rata in accordance with their positive capital accounts.

Allocations

Initially, the operating partnership will be treated as an entity disregarded from its owner for U.S. federal income tax purposes and therefore all items of net income, net loss and any other individual items of income, gain, loss or deduction of the operating partnership will be reported by us as sole initial owner of the partnership’s interests.   In the event subsequent limited partners are admitted however, causing the operating partnership to be treated as a partnership for U.S. federal income tax purposes, the operating partnership agreement generally provides that net income, net loss and any other individual items of income, gain, loss or deduction of the operating partnership will be allocated among the partners in such a manner that the capital accounts of each partner, immediately after making such allocation, is, as nearly as possible, equal proportionately to the distributions that would be made to such partner if the operating partnership were dissolved, its affairs wound up and its assets were sold for cash, all operating partnership liabilities were satisfied, and the net assets of the operating partnership were distributed to the partners immediately after making such allocation.

Operations

The operating partnership agreement will require that the partnership be operated in a manner that will:

•	satisfy the requirements for our classification as a REIT;

•	avoid any U.S. federal income or excise tax liability, unless we otherwise cease to qualify as a REIT; and

•	ensure that the operating partnership will not be classified as a publicly traded partnership under the Code.

Pursuant to the operating partnership agreement, the operating partnership will assume and pay when due, or reimburse us for, payment of all administrative and operating costs and expenses incurred by the operating partnership and the administrative costs and expenses that we incur on behalf, or for the benefit, of the operating partnership.

Limited Partner Exchange Rights

Pursuant to the terms of, and subject to the conditions in, the operating partnership agreement, each holder of a limited partnership unit will have the right to cause the operating partnership to redeem their limited partnership units for cash or, at the option of the operating partnership, for shares of our common stock for each limited partnership unit redeemed on such terms and conditions contained in an exchange rights agreement between us, such limited partner and the operating partnership. The decision whether to exercise the right to exchange shares of common stock in lieu of cash shall be made on a case by case basis at the operating partnership’s sole and absolute discretion. The limited partnership units exchanged for cash or shares of our common stock will augment our ownership percentage in the operating partnership. However, a limited partnership unit holder cannot be paid in shares of our common stock if the issuance of shares to such holder would:

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•	be prohibited under our charter; for example, if the issuance would (i) violate the % ownership limit, or (ii) result in our being “closely held” within the meaning of Section 856(h) of the Code. See the section entitled “Description of Securities — Restrictions on Ownership and Transfer” included elsewhere in this prospectus;

•	cause us to no longer qualify, or create a material risk that we may no longer qualify, as a REIT in the opinion of our counsel; or

•	cause the acquisition of shares by the limited partner to be integrated with any other distribution of shares for purposes of complying with the registration provisions of the Securities Act.

Any common stock issued to the limited partners upon exchange of their respective limited partnership units may be sold only pursuant to an effective registration statement under the Securities Act or an exemption from, or exception to, registration. The cash necessary to exchange limited partnership units will come from any funds legally available to us or the operating partnership. However, specific funds will not be specially set aside for such purposes, nor will an accounting reserve be established for it. The necessary cash to satisfy the exchange right could come from cash flow not required to be distributed to stockholders to maintain our REIT status, fund operations or acquire new properties, or from borrowings. However, as explained above, the operating partnership always will have the option to satisfy the exchange right with common stock, and we intend to reserve common stock for that purpose. The operating partnership will make the decision whether to exercise its right to satisfy the exchange right by paying to the holder the exchange price or exchanging common stock on a case by case basis in its sole and absolute discretion.

As general partner, we will have the right to grant similar exchange rights to holders of other classes of units, if any, in the operating partnership, and to holders of equity interests in the entities that own our properties.

Exercise of exchange rights will be a taxable transaction in which gain or loss will be recognized by the limited partner exercising its right to exchange its units for the cash value of a corresponding number of shares of our common stock or, at the option of the operating partnership, a corresponding number of shares of our common stock, to the extent that the amount realized exceeds the limited partner’s adjusted basis in the units exchanged.

Tax Matters

Pursuant to the operating partnership agreement, we will be the tax matters partner of the operating partnership, and as such, will have authority to make tax decisions under the Code on behalf of the operating partnership. Tax income and loss generally will be allocated in a manner that reflects the entitlement of the general partner and limited partners to receive distributions from the operating partnership. For a description of other tax consequences stemming from our investment in the operating partnership, see the section entitled “Material U.S. Federal Income Tax Considerations — Taxation of Our Operating Partnership” included elsewhere in this prospectus.

Duties and Conflicts

Except as otherwise set forth under the sections entitled “Certain Relationships and Related Transactions - Related Party Transaction Policies”, included elsewhere in this prospectus, any limited partner may engage in other business activities outside the operating partnership, including business activities that directly compete with the operating partnership.

Term

The operating partnership will continue in full force and effect until December 31, 2099 or until sooner dissolved and terminated upon (i) our dissolution, bankruptcy, insolvency or termination, (ii) the sale or other disposition of all or substantially all the assets of the operating partnership, unless we, as general partner, elect to continue the business of the operating partnership to collect the indebtedness or other consideration to be received in exchange for the assets of the operating partnership, (iii) our withdrawal as general partner from the partnership, unless a majority in interest of the limited partners vote to continue the business of the partnership within 90 days of our withdrawal, or (iv) by operation of law.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax considerations that you, as a prospective investor, may consider relevant in connection with the acquisition, ownership and disposition of our common stock and our election to be taxed as a REIT. As used in this section, the terms “we” and “our” refer solely to Innovative Industrial Properties, Inc. and not any subsidiaries or other lower-tier entities or affiliates, except as otherwise indicated.

This discussion does not exhaust all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations. Nor does this discussion address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, regulated investment companies, broker-dealers, partnerships and other pass-through entities and trusts, persons holding our stock on behalf of other persons as nominees, persons who receive our stock as compensation, persons subject to the alternative minimum tax, persons holding our stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction, non-U.S. individuals and foreign corporations (except to the limited extent discussed below under “—Taxation of Non-U.S. Holders”) and other persons subject to special tax rules. Moreover, this summary assumes that our stockholders hold our common stock as a “capital asset” for U.S. federal income tax purposes, which generally means property held for investment.

The statements in this section are based on the current U.S. federal income tax laws, including the Code, the Treasury Regulations, rulings and other administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This discussion is for general purposes only and is not tax advice. We cannot assure you that the IRS would not assert, or that a court would sustain, a position contrary to any of the tax consequences described below. Moreover, no assurance can be given that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

The U.S. federal income tax treatment of holders of our common stock depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. We urge you to consult your own tax advisor regarding the U.S. federal, state, local, foreign, and other tax consequences of the acquisition, ownership and disposition of our common stock and of our election to be taxed as a REIT.

Taxation of Our Company

We were incorporated on June 15, 2016 as a Maryland corporation. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2016. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our stock. We believe that we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. However, no assurances can be provided regarding our qualification as a REIT because such qualification depends on our ability to satisfy numerous asset, income, stock ownership and distribution tests described below, the satisfaction of which will depend, in part, on our operating results.

The sections of the Code relating to qualification, operation and taxation as a REIT are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related Treasury Regulations and administrative and judicial interpretations thereof.

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In connection with this offering, Foley & Lardner LLP will render an opinion that, commencing with our taxable year ending December 31, 2016, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws, and our proposed method of operation will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2016 and thereafter. Investors should be aware that Foley & Lardner LLP’s opinion will be based on the U.S. federal income tax laws governing qualification as a REIT as of the date of such opinion, which will be subject to change, possibly on a retroactive basis, will not be binding on the IRS or any court, and will speak only as of the date issued. In addition, Foley & Lardner’s opinion will be based on customary assumptions and will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the future conduct of our business. Moreover, our qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve, among other things, the percentage of our gross income that we earn from specified sources, the percentage of our assets that fall within specified categories, the diversity of our stock ownership and the percentage of our earnings that we distribute. Foley & Lardner LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. Foley & Lardner LLP’s opinion will not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which may require us to pay a material excise or penalty tax in order to maintain our REIT qualification. For a discussion of the tax consequences of our failure to maintain our qualification as a REIT, see “—Failure to Qualify” below.

If we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders because we will be entitled to a deduction for dividends that we pay. Such tax treatment avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. In general, income generated by a REIT is taxed only at the stockholder level if such income is distributed by the REIT to its stockholders. However, we will be subject to U.S. federal income tax in the following circumstances:

•	We will be subject to U.S. federal corporate income tax on any REIT taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to corporate “alternative minimum tax.”

•	We will be subject to tax, at the highest U.S. federal corporate income tax rate, on net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and other non-qualifying income from foreclosure property.

•	We will be subject to a 100% tax on net income from “prohibited transactions,” which are, in general, sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” but nonetheless maintain our qualification as a REIT because we meet certain other requirements, we will be subject to a 100% tax on:

o	the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

o	a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, then we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the sum of (a) the amount we actually distributed; and (b) the amounts we retained and upon which we paid income tax at the corporate level.

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•	If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or the 10% value test, as described below under “—Asset Tests,” as long as (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset that caused such failure with the IRS, and (3) we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax with respect to such failure equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate (currently 35%) multiplied by the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

•	If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•	We will be subject to a 100% excise tax on transactions with a TRS that are not conducted on an arm’s-length basis.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification.”

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest U.S. federal corporate income tax rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax generally is the lesser of:

o	the amount of gain that we recognize at the time of the sale or disposition, and

o	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

•	The earnings of our subsidiary entities that are C corporations, including TRSs, will be subject to U.S. federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations. We also could be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

A REIT is a corporation, trust or association that satisfies each of the following requirements:

(1)	It is managed by one or more trustees or directors;

(2)	Its beneficial ownership is evidenced by transferable shares of stock, or by transferable shares or certificates of beneficial interest;

(3)	It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code, i.e., the REIT provisions;

(4)	It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws;

(5)	At least 100 persons are beneficial owners of its stock or ownership shares or certificates (determined without reference to any rules of attribution);

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(6)	Not more than 50% in value of its outstanding stock or shares of beneficial interest are owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of any taxable year;

(7)	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to qualify to be taxed as a REIT for U.S. federal income tax purposes;

(8)	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws;

(9)	It meets certain other requirements described below, regarding the sources of its gross income, the nature and diversification of its assets and the distribution of its income;

(10)	It has no undistributed earnings and profits from any non-REIT taxable year at the close of any taxable year.

We must satisfy requirements 1 through 4, and 8 during our entire taxable year and must satisfy requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 apply to us beginning with our 2016 taxable year. If we comply with certain requirements for ascertaining the beneficial ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

We believe that we will issue sufficient stock with enough diversity of ownership to allow us to satisfy requirements 5 and 6 above. In addition, our charter provides for restrictions regarding the ownership and transfer of shares of our capital stock. The restrictions in our charter are intended, among other things, to assist us in satisfying requirements 5 and 6 described above. These restrictions, however, may not ensure that we will be able to satisfy such share ownership requirements in all cases. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.

To monitor compliance with the share ownership requirements, we generally will be required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our shares pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury Regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information. In addition, we must satisfy all relevant filing and other administrative requirements that must be met to elect and maintain REIT status. We intend to comply with these requirements.

For purposes of requirement 8, we have adopted December 31 as our year end for U.S. federal income tax purposes, and thereby satisfy this requirement.

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Qualified REIT Subsidiaries. A “qualified REIT subsidiary” generally is a corporation, all of the stock of which is owned, directly or indirectly, by a REIT and that is not treated as a TRS. A corporation that is a “qualified REIT subsidiary” is treated as a division of the REIT that owns, directly or indirectly, all of its stock and not as a separate entity for U.S. federal income tax purposes. Thus, all assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT that directly or indirectly owns the qualified REIT subsidiary. Consequently, in applying the REIT requirements described herein, the separate existence of any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, as determined under U.S. federal income tax laws, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. We own various direct and indirect interests in entities that are classified as partnerships and limited liability companies for state law purposes. Nevertheless, many of these entities currently are not treated as entities separate from their owners for U.S. federal income tax purposes because such entities are treated as having a single owner for U.S. federal income tax purposes. Consequently, the assets and liabilities, and items of income, deduction, and credit, of such entities will be treated as our assets and liabilities, and items of income, deduction, and credit, for U.S. federal income tax purposes, including the application of the various REIT qualification requirements.

An unincorporated domestic entity with two or more owners, as determined under the U.S. federal income tax laws, generally is taxed as a partnership for U.S. federal income tax purposes. In the case of a REIT that is an owner in an entity that is taxed as a partnership for U.S. federal income tax purposes, the REIT is treated as owning its proportionate share of the assets of the entity and as earning its allocable share of the gross income of the entity for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets and items of gross income of any partnership, joint venture, or limited liability company that is taxed as a partnership for U.S. federal income tax purposes is treated as our assets and items of gross income for purposes of applying the various REIT qualification tests. For purposes of the 10% value test (described in “—Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the entity. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital of the entity.

In the event that a disregarded subsidiary of ours ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the total value or total voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

We may from time to time be a limited partner or non-managing member in a partnership or limited liability company. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

Taxable REIT Subsidiaries. A REIT is permitted to own, directly or indirectly, up to 100% of the stock of one or more TRSs. The subsidiary and the REIT generally must jointly elect to treat the subsidiary as a TRS. However, a corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the securities is automatically treated as a TRS without an election. We generally may not own more than 10%, as measured by voting power or value, of the securities of a corporation that is not a qualified REIT subsidiary or a REIT unless we and such corporation elect to treat such corporation as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

Unlike a qualified REIT subsidiary, the separate existence of a TRS is not ignored for U.S. federal income tax purposes and a TRS is a fully taxable corporation subject to U.S. federal corporate income tax on its earnings. We will not be treated as holding the assets of any TRS or as receiving the income earned by any TRS. Rather, we will treat the stock issued by any TRS as an asset and will treat any dividends paid to us from any TRS as income. This treatment may affect our compliance with the gross income tests and asset tests.

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Restrictions imposed on REITs and their TRSs are intended to ensure that TRSs will be subject to appropriate levels of U.S. federal income taxation. These restrictions limit the deductibility of interest paid or accrued by a TRS to its parent REIT and impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. Dividends paid to us from a TRS, if any, will be treated as dividend income received from a corporation. The foregoing treatment of TRSs may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our stockholders and may affect our compliance with the gross income tests and asset tests.

A TRS generally may be used by a REIT to undertake indirectly activities that the REIT requirements might otherwise preclude the REIT from doing directly, such as the provision of noncustomary tenant services or other services that would give rise to income that would not qualify under the REIT rules, or the ownership of property held for sale to customers. See “—Gross Income Tests—Rents from Real Property” and “—Gross Income Tests—Prohibited Transactions.”

Gross Income Tests

We must satisfy two gross income tests annually to qualify and maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgage loans on real property or qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by a mortgage on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets;

•	income and gain derived from foreclosure property (as described below);

•	income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets, in which case all of the income derived from the REMIC; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test (except for income derived from the temporary investment of new capital), other types of interest and dividends, gain from the sale or disposition of stock or securities or any combination of these.

Certain income items do not qualify for either gross income test. Other types of income are excluded from both the numerator and the denominator in one or both of the gross income tests. For example, gross income from the sale of property that we hold primarily for sale to customers in the ordinary course of business, income and gain from “hedging transactions,” as defined in “—Hedging Transactions,” and gross income attributable to cancellation of indebtedness, or “COD,” income will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests. For purposes of the 75% and 95% gross income tests, we are treated as receiving our proportionate share of our operating partnership’s gross income. We will monitor the amount of our non-qualifying income and will seek to manage our investment portfolio to comply at all time with the gross income tests. The following paragraphs discuss the specific application of the gross income tests to us.

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Dividends. Our share of any dividends received from any corporation (including dividends from any TRS that we may form, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Interest. The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or the REIT.

Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, market discount, original issue discount, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if the loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of (i) the date the REIT agreed to originate or acquire the loan or (ii) as discussed below, in the event of a “significant modification,” the date we modified the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan balance exceeds the applicable value of the real estate that secures the loan.

Interest on debt secured by mortgages on real property or on interests in real property, including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. Under the applicable Treasury Regulation (referred to as the “interest apportionment regulation”), if we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a mortgage loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. In Revenue Procedure 2014-51, the IRS interpreted the “principal amount” of the loan for purposes of that test to be the face amount of the loan, despite the Code’s requirement that taxpayers treat any market discount (discussed below) as interest rather than principal.

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Hedging Transactions. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Except to the extent provided by Treasury Regulations, income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” includes any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate changes, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets (“liability hedge”). A “hedging transaction” also includes any transaction entered into primarily to manage risk of currency fluctuations with respect to any item of income or gain that is qualifying income for purposes of the 75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and satisfy other identification requirements. To the extent that we hedge for other purposes, or to the extent that a portion of the hedged assets are not treated as “real estate assets” (as described below under “—Asset Tests”) or we enter into derivative transactions that are not liability hedges or we fail to satisfy the identification requirements with respect to a hedging transaction, the income from those transactions will likely be treated as non-qualifying income for purposes of both gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT, but no assurance can be given that our hedging activities will give rise to income that qualifies for purposes of either or both of the gross income tests. We may conduct some or all of our hedging activities through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries.

Rents from Real Property. To the extent that we acquire real property or an interest therein, rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•	First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded, however, from rents from real property solely by reason of being based on fixed percentages of receipts or sales.

•	Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS, at least 90% of the property is leased to unrelated tenants, the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space and the rent is not attributable to an increase in rent due to a modification of a lease with a “controlled TRS” (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock). A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant.

•	Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

•	Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. We may, however, provide services directly to tenants if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS, which may provide customary and non-customary services to tenants without tainting our rental income from the related properties.

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If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is non-qualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. Further, the rent from a particular property does not qualify as “rents from real property” if (i) the rent is considered based on the income or profits of the tenant, (ii) the tenant either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for qualifying taxable REIT subsidiaries or (iii) we furnish non-customary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a taxable REIT subsidiary.

In addition to the rent, the tenants may be required to pay certain additional charges. To the extent that such additional charges represent reimbursements of amounts that we are obligated to pay to third parties such charges generally will qualify as “rents from real property.” To the extent such additional charges represent penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that late charges do not qualify as “rents from real property,” they instead will be treated as interest that qualifies for the 95% gross income test.

Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Any such income will be excluded from the application of the 75% and 95% gross income tests. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances in effect from time to time, including those related to a particular asset. No assurance, however, can be given that the IRS will not successfully assert a contrary position, in which case we would be subject to the prohibited transaction tax on the sale of those assets. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the resulting imposition of the 100% prohibited transactions tax is available, however, if the following requirements are met:

•	the REIT has held the property for not less than two years;

•	the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

•	either (1) during the year in question, the REIT did not make more than seven property sales other than sales of foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

•	if the REIT has made more than seven property sales (excluding sales of foreclosure property) during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we will be able to comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” We may hold and dispose of certain properties through a taxable REIT subsidiary if we conclude that the sale or other disposition of such property may not fall within the safe-harbor provisions. The 100% prohibited transactions tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary although such income will be taxed to the taxable REIT subsidiary at federal corporate income tax rates.

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Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. Gross income from foreclosure property will qualify, however, under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan or lease was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered, however, to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the U.S. Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test (disregarding income from foreclosure property), or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test (disregarding income from foreclosure property);

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Failure to Satisfy Gross Income Tests. We intend to monitor our sources of income, including any nonqualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we are entitled to qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet those tests is due to reasonable cause and not to willful neglect; and

•	following such failure for any taxable year, a schedule of the sources of our income is filed with the IRS in accordance with regulations prescribed by the Secretary of the U.S. Treasury.

We cannot predict, however, whether any failure to meet these tests will qualify for the relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

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First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables and investments in money market funds;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans secured by real property;

•	stock in other REITs;

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term; and

•	regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consist of assets that are qualifying real estate-related assets under the U.S. federal income tax laws, determined as if we held such assets, we will be treated as holding directly our proportionate share of the assets of such REMIC.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities (other than any TRS we may own) may not exceed 5% of the value of our total assets (the “5% asset test”).

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the total voting power or 10% of the total value of any one issuer’s outstanding securities (the “10% vote test” and the “10% value test,” respectively).

Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test (the “25% securities test”).

For purposes of these assets tests, we are treated as holding our proportionate share of our operating partnership’s assets. For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans, or equity interests in a partnership. For purposes of the 10% value test, the term “securities” does not include:

•	“straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any “controlled TRS” hold non-” straight” debt securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies

o	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than twelve months of unaccrued interest on the debt obligations can be required to be prepaid; and

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•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;

•	any loan to an individual or an estate;

•	any “section 467 rental agreement,” other than an agreement with a related party tenant;

•	any obligation to pay “rents from real property;”

•	certain securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity;

•	any security (including debt securities) issued by another REIT;

•	any debt instrument of an entity treated as a partnership for U.S. federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and certain debt securities issued by that partnership; or

•	any debt instrument of an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

We believe the assets that we will hold will satisfy the foregoing asset test requirements. We will not obtain, however, nor are we required to obtain under the federal income tax laws, independent appraisals to support our conclusions as to the value of our assets and securities or the real estate collateral for any mortgage loans that we may originate or acquire. Therefore, we cannot assure you that we will be able to satisfy the asset tests described above. We will monitor the status of our assets for purposes of the various asset tests and seek to manage our portfolio to comply at all times with such tests. No assurance, however, can be given that we will continue to be successful in this effort. In this regard, to determine our compliance with these requirements, we will have to value our investment in our assets to ensure compliance with the asset tests. Although we seek to be prudent in making these estimates, no assurances can be given that the IRS might not disagree with these determinations and assert that a different value is applicable, in which case we might not satisfy the 75% asset test and the other asset tests and, thus, would fail to qualify as a REIT.

If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification so long as:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

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If we violate the 5% asset test, the 10% vote test or the 10% value test described above at the end of any calendar quarter, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of the total value of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure, (ii) file a schedule with the IRS describing the assets that caused such failure in accordance with regulations promulgated by the Secretary of the U.S. Treasury and (iii) pay a tax equal to the greater of $50,000 or the product of the highest U.S. federal corporate tax rate (currently, 35%) and the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will fail to qualify as a REIT.

We believe that the assets that we may hold will satisfy the foregoing asset test requirements. We will monitor the status of our assets and our future acquisition of assets to ensure that we comply with those requirements, but we cannot assure you that we will be successful in this effort. No independent appraisals will be obtained to support our estimates of and conclusions as to the value of our assets and securities, or in many cases, the real estate collateral for the mortgage loans that support our assets. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, no assurance can be given that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of:

•	90% of our REIT taxable income computed without regard to the dividends paid deduction and our net capital gain, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

We must make such distributions in the taxable year to which they relate, or in the following taxable year if either (i) we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (ii) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (i) are taxable to the stockholders in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31 of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (i) pro-rata among all outstanding shares within a particular class and (ii) in accordance with the preferences among different classes of shares as set forth in our organizational documents.

We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods.

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We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.

We may elect to retain and pay income tax on the net long term capital gain we recognize in a taxable year. See “—Taxation of U.S. Holders—Taxation of Taxable U.S. Holders on Distributions on Shares.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the REIT distribution requirements and the 4% nondeductible excise tax described above.

We intend to make timely distributions in the future sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax. It is possible that, from time to time, we may experience timing differences between the actual receipt of cash, including distributions from our subsidiaries, and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. As a result of the foregoing, we may have less cash than is necessary to make distributions to our stockholders that are sufficient to avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income or even to meet the annual distribution requirements. In such a situation, we may need to borrow funds or issue additional stock, or, if possible, pay dividends consisting, in whole or in part, of our stock or debt securities.

In order for distributions to be counted as satisfying the annual distribution requirement applicable to REITs and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A distribution is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest and may be required to pay a penalty to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request, on an annual basis, information from our stockholders designed to disclose the actual ownership of our outstanding shares, and we must maintain a list of those persons failing or refusing to comply with such request as part of our records. A stockholder that fails or refuses to comply with such request is required by the Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of our stock and other information. We intend to comply with these requirements.

Failure to Qualify as a REIT

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to U.S. federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current or accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the U.S. federal income tax laws, corporate stockholders might be eligible for the dividends received deduction and stockholders taxed at individual rates might be eligible for the reduced U.S. federal income tax rate of 20% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

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Taxation of Our Operating Partnership

Our operating partnership currently is disregarded as a separate entity for U.S. federal income tax purposes because it is wholly owned by Innovative Industrial Properties, Inc. We may issue limited partnership units of our operating partnership in the future to third party partners, at which time our operating partnership will be treated as a partnership for tax purposes

Under the Code, a partnership generally is not subject to U.S. federal income tax, but is required to file a partnership tax information return each year. In general, the character of each partner’s share of each item of income, gain, loss, deduction, credit, and tax preference is determined at the partnership level. Each partner is then allocated a distributive share of such items in accordance with the partnership agreement and is required to take such items into account in determining such partner’s income. Each partner includes such amount in income for any taxable year of the partnership ending within or with the taxable year of the partner, without regard to whether the partner has received or will receive any cash distributions from the partnership. Cash distributions, if any, from a partnership to a partner generally are not taxable unless and to the extent they exceed the partner’s basis in its partnership interest immediately before the distribution. Any amounts in excess of such tax basis will generally be treated as a sale or exchange of such partner’s interest in the partnership.

As noted above, at such time as our operating partnership will be treated as a partnership for tax purposes, for purposes of the REIT income and asset tests, we will be treated as receiving or holding our proportionate share of our operating partnership’s income and assets, respectively. We control, and intend to continue to control, our operating partnership and intend to operate it consistently with the requirements for our qualification as a REIT.

The discussion above assumes that our operating partnership is treated as a “partnership” for U.S. federal income tax purposes at such time as it is no longer disregarded as a separate entity for tax purposes. Generally, a domestic unincorporated entity with two or more partners is treated as a partnership for U.S. federal income tax purposes unless it affirmatively elects to be treated as a corporation. However, certain “publicly traded partnerships” are treated as corporations for U.S. federal income tax purposes. We intend to comply with one or more exceptions to treatment of our operating partnership as a corporation under the publicly traded partnership rules. Failure to qualify for such an exception would prevent us from qualifying as a REIT.

Taxation of U.S. Holders

The term “U.S. holder” means a beneficial owner of our shares of common stock that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any of its States or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our shares of common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our shares of common stock, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of our shares of common stock by the partnership.

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Taxation of Taxable U.S. Holders on Distributions on Shares. As long as we qualify as a REIT, a taxable U.S. holder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. Dividends paid to a U.S. holder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. holder generally will not qualify for the 20% tax rate for “qualified dividend income.”

The maximum tax rate for qualified dividend income received by taxpayers taxed at individual rates is 20%. Qualified dividend income generally includes dividends paid to U.S. holders taxed at individual rates by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our stockholders (see “—Taxation of Our Company” above), our dividends generally will not be eligible for the 20% rate on qualified dividend income.

As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 39.6%. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from certain non-REIT corporations (e.g., dividends from any domestic TRSs), (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income) and (iii) attributable to income in the prior taxable year from the sales of “built-in gain” property acquired by us from C corporations in carryover basis transactions (less the amount of corporate tax on such income). In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. holder must hold our shares for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our shares of common stock become ex-dividend. Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on dividends received from us. Dividends paid to a corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations.

A U.S. holder generally will take into account distributions that we properly designate as capital gain dividends as long-term capital gain, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. holder has held our shares of common stock. A corporate U.S. holder may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. Long-term capital gains are generally taxable at a maximum U.S. federal rate of 20%, in the case of U.S. stockholders who are individuals, and 35% for corporations. Capital gains dividends attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% U.S. federal income tax rate for U.S. stockholder who are individuals, trusts or estates, to the extent of previously claimed depreciation deductions.

We may elect to retain and pay income tax on the net long-term capital gain that we recognize in a taxable year. In that case, to the extent we designate such amount on a timely notice to such stockholder, a U.S. holder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. holder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. holder would increase the basis in its shares of common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. holder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. holder’s shares of common stock. Instead, the distribution will reduce the adjusted basis of such shares of common stock. A U.S. holder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. holder’s adjusted basis in his or her shares of common stock as long-term capital gain, or short-term capital gain if the shares of common stock have been held for one year or less, assuming the shares of common stock are a capital asset in the hands of the U.S. holder. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. holder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. holder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year, as described in “—Distribution Requirements.”

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Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income.

Taxable distributions from us and gain from the disposition of our shares of common stock will not be treated as passive activity income and, therefore, a U.S. holder generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which such U.S. holder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our shares of common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of Taxable U.S. Holders on the Disposition of Shares. In general, a U.S. holder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our shares of common stock as long-term capital gain or loss if the U.S. holder has held such shares of common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. holder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder’s adjusted tax basis. A holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. holder (discussed above) less tax deemed paid by such U.S. holder on such gains and reduced by any returns of capital. However, a U.S. holder must treat any loss upon a sale or exchange of shares of common stock held by such holder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. holder treats as long term capital gain. All or a portion of any loss that a U.S. holder realizes upon a taxable disposition of our shares of common stock may be disallowed if the U.S. holder purchases our shares of common stock (or substantially similar shares of common stock) within 30 days before or after the disposition.

Capital Gains and Losses. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The maximum tax rate on long-term capital gain applicable to U.S. holders taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gains or the accumulated depreciation on the Section 1250 property. Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on gain from the sale of our shares of common stock.

With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we will designate whether such a distribution is taxable to U.S. holders taxed at individual rates at a 20% or 25% rate. The highest marginal individual income tax rate currently is 39.6%. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses, including capital losses recognized upon the disposition of our shares. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates (currently up to 35%). A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

If a U.S. stockholder recognizes

Information Reporting Requirements and Withholding. We or the applicable withholding agent will report to U.S. holders and to the IRS the amount and the tax character of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a U.S. holder may be subject to backup withholding at a rate of 28% with respect to distributions unless such holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

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A U.S. holder who does not provide the applicable withholding agent with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. holder’s income tax liability. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. holder’s U.S. federal income tax liability if certain required information is timely furnished to the IRS. U.S. holders are urged to consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding. In addition, the applicable withholding agent may be required to withhold a portion of distributions to any U.S. holders who fail to certify their U.S. status.

Taxation of Non-U.S. Holders

The term “non-U.S. holder” means a beneficial owner of our shares of common stock that is not a U.S. holder or a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes). The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign holders are complex. This section is only a summary of such rules. We urge non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state and local income tax laws on ownership of our shares of common stock, including any reporting requirements.

A non-U.S. holder that receives a distribution from us that is not attributable to gain from our sale or exchange of “United States real property interests,” as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. If a distribution is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the distribution will not incur the 30% withholding tax, but the non-U.S. holder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. holders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. holder. In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our shares of common stock. It is expected that the applicable withholding agent will withhold U.S. income tax at the rate of 30% on the gross amount of any distribution that we do not designate as a capital gain distribution or retained capital gain and is paid to a non-U.S. holder unless either:

•	a lower treaty rate applies and the non-U.S. holder files with the applicable withholding agent an IRS Form W-8BEN or IRS Form W-8BEN-E evidencing eligibility for that reduced rate, or
•	the non-U.S. holder files with the applicable withholding agent an IRS Form W-8ECI claiming that the distribution is effectively connected income.

Capital gain dividends received or deemed received by a non-U.S. holder from us that are not attributable to gain from our sale or exchange of “United States real property interests,” as defined below, are generally not subject to U.S. federal income or withholding tax, unless either (1) the non-U.S. holder’s investment in our shares of common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder (in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain) or (2) the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S. (in which case the non-U.S. holder will be subject to a 30% tax on the individual’s net capital gain for the year).

A non-U.S. holder will not incur tax on a distribution on the shares of common stock in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted tax basis of its shares of common stock. Instead, the excess portion of the distribution will reduce such non-U.S. holder’s adjusted tax basis of its shares of common stock. A non-U.S. holder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares of common stock, if the non-U.S. holder otherwise would be subject to tax on gain from the sale or disposition of its shares of common stock, as described below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, it is expected that the applicable withholding agent normally will withhold tax on the entire amount of any distribution at the same rate applicable to withholding on a dividend. However, a non-U.S. holder may obtain a refund of amounts that the applicable withholding agent withheld if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

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For any year in which we qualify as a REIT, a non-U.S. holder may incur tax on distributions that are attributable to gain from our sale or exchange of “United States real property interests” under special provisions of the U.S. federal income tax laws known as “FIRPTA.” The term “United States real property interests” includes interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property. Under the FIRPTA rules, a non-U.S. holder is taxed on distributions attributable to gain from sales of United States real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. holder. A non-U.S. holder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. holders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate holder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Unless a non-U.S. holder qualifies for the exception described in the next paragraph, the applicable withholding agent must withhold 35% of any such distribution that we could designate as a capital gain dividend. A non-U.S. holder may receive a credit against such holder’s tax liability for the amount withheld.

Capital gain distributions on our shares of common stock that are attributable to our sale of real property will be treated as ordinary dividends, rather than as gain from the sale of a United States real property interest, if (i) our shares of common stock are “regularly traded” on an established securities market in the United States and (ii) the non-U.S. holder does not own more than 5% of our shares of common stock during the one-year period preceding the distribution date. As a result, non-U.S. holders generally would be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our common stock will be treated as being regularly traded on an established securities market in the United States following this offering. If our common stock is not regularly traded on an established securities market in the United States or the non-U.S. holder owned more than 5% of our common stock at any time during the one-year period prior to the distribution, capital gain distributions that are attributable to our sale of real property would be subject to tax under FIRPTA. Moreover, if a non-U.S. holder disposes of our common stock during the 30-day period preceding a dividend payment, and such non-U.S. holder (or a person related to such non-U.S. holder) acquires or enters into a contract or option to acquire our common stock within 61 days of the 1st day of the 30 day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a United States real property interest capital gain to such non-U.S. holder, then such non-U.S. holder will be treated as having United States real property interest capital gain in an amount that, but for the disposition, would have been treated as United States real property interest capital gain.

A non-U.S. holder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our shares of common stock as long as we are not a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are United States real property interests, then the REIT will be a United States real property holding corporation. We may be a United States real property holding corporation based on our investment strategy. In that case, gains from the sale of our shares of common stock by a non-U.S. holder could be subject to a FIRPTA tax. However, a non-U.S. holder generally would not incur tax under FIRPTA on gain from the sale of our shares of common stock if we were a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. persons.

If our common stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to our common stock, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. holder sells our common stock. Under that exception, the gain from such a sale by such a non-U.S. holder will not be subject to tax under FIRPTA if (i) our common stock is treated as being regularly traded under applicable Treasury Regulations on an established securities market and (ii) the non-U.S. holder owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period. As noted above, we anticipate that our common stock will be treated as being regularly traded on an established securities market following this offering. If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. holder would be taxed on that gain in the same manner as U.S. holders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

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Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder provided that the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8BEN-E or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if the applicable withholding agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the net proceeds from a disposition or a redemption effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established. Payment of the net proceeds from a disposition by a non-U.S. holder of shares of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if certain required information is timely furnished to the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, which may result in statutory changes as well as revisions to regulations and interpretations. Additionally, several of the tax considerations described herein are currently under review and are subject to change. Prospective stockholders are urged to consult with their own tax advisors regarding the effect of potential changes to the U.S. federal tax laws on an investment in our shares of common stock.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a stockholder), unless such institution enters into an agreement with Treasury to collect and provide to Treasury certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a stockholder may be eligible for refunds or credits of such taxes.

These withholding and reporting requirements generally apply to U.S. source periodic payments made after June 30, 2014 and to payments of gross proceeds from a sale or redemption made after December 31, 2016. If we determine withholding is appropriate with respect to a Withholdable Payment, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common shares.

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State, Local and Foreign Taxes

We and/or our subsidiaries and common stockholders may be subject to taxation by various states, localities or foreign jurisdictions, including those in which we, our subsidiaries, or our common stockholders transact business, own property or reside. We or our subsidiaries may own properties located in numerous jurisdictions and may be required to file tax returns in some or all of those jurisdictions. The state, local and foreign tax treatment of us and our common stockholders may differ from the U.S. federal income tax treatment of us and our common stockholders described above. Consequently, common stockholders should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws upon an investment in our shares of common stock.

ERISA MATTERS

We may be considered a “party in interest” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and a “disqualified person” under corresponding provisions of the Code with respect to certain employee benefit plans. Certain transactions between an employee benefit plan and a party in interest or disqualified person may result in “prohibited transactions” within the meaning of ERISA and the Code, unless such transactions are effected pursuant to an applicable exemption. Any employee benefit plan or other entity subject to such provisions of ERISA or the Code proposing to invest in our Class A common stock should consult with its legal counsel.

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PLAN OF DISTRIBUTION

We have engaged International Assets Advisory, LLC (the “Placement Agent”) to conduct this offering on a “best efforts, minimum/maximum” basis to offer and sell Class A common stock on our behalf. This offering is being made without a firm commitment by the Placement Agent, which has no obligation or commitment to purchase any shares of our Class A common stock. Our officers, directors or affiliates may purchase shares in this offering, and may do so for the explicit purpose of satisfying the minimum offering amount. Our Executive Chairman, Alan Gold, indicated an interest in purchasing approximately $2.0 million of shares of our Class A common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, Mr. Gold may elect to purchase more, less or no shares in the offering. Any such purchases will be made for investment purposes only, and not with a view toward redistribution.

Unless sooner withdrawn or canceled by either us or the Placement Agent, the offering will continue until the earlier of (i) a date mutually acceptable to us and the Placement Agent after which the minimum offering is sold or (ii)                 , 2016 (the “Offering Termination Date”). The Placement Agent has agreed in accordance with the provisions of SEC Rule 15c2-4 to cause all funds received by the Placement Agent for the sale of the shares to be promptly deposited in an escrow account maintained by                                  (the “Escrow Agent”) as escrow agent for the investors in the offering. The Escrow Agent will exercise signature control on the escrow account and will act based on joint instructions from our company and the Placement Agent. On the closing date for the offering, the net proceeds in the escrow account maintained by the Escrow Agent will be delivered to us. If we do not complete this offering before the Offering Termination Date, all amounts will be promptly returned as described below. In the event of any dispute between us and the Placement Agent, including about whether the minimum offering has been sold and whether and how funds are to be reimbursed, the Escrow Agent is entitled to petition a court of competent jurisdiction to resolve any such dispute.

Investors must pay in full for all shares purchased at the time of investment. Payment for the shares may be made (i) by check, bank draft or money order made payable to                                       , as escrow agent for Innovative Industrial Properties, Inc.” and delivered to the Placement Agent no less than four business days before the date of closing, (ii) by wire transfer from participating dealers received on or before 2:00 p.m. of the closing date with appropriate instructions or (iii) by authorization of withdrawal from securities accounts maintained with the Placement Agent. If payment is made by check, bank draft or money order delivered to the Placement Agent, the Placement Agent will transfer such check, bank draft or money order to the Escrow Agent by noon of the next business day following receipt. If payment is made by authorization of withdrawal from securities accounts, the funds authorized to be withdrawn from a securities account will continue to accrue interest, if any interest is to accrue on such amounts, at the contractual rates until closing or the Offering Termination Date, but a hold will be placed on such funds, thereby making them unavailable to the purchaser until closing or the Offering Termination Date. If a purchaser authorizes the Placement Agent to withdraw the amount of the purchase price from a securities account, the Placement Agent will do so as of the date of closing. Other than the authorization of a customer to withdraw funds from a securities account to acquire the shares, there will be no sweep arrangements to transfer any funds or liquidate a securities position in any investor’s account. The Placement Agent will inform prospective purchasers of the anticipated date of closing.

Proceeds deposited in escrow with the Escrow Agent may not be withdrawn by investors prior to the earlier of the closing of the offering or the Offering Termination Date. If the offering is withdrawn or canceled or if the minimum offering is not reached and proceeds therefrom are not received by us on or prior to the Offering Termination Date, all proceeds will be promptly returned by the Escrow Agent without interest or deduction to the persons from which they are received (within one business day) in accordance with applicable securities laws. All such proceeds will be placed in a non-interest bearing account pending such time.

Pursuant to that certain Sales Agency Agreement by and between the Placement Agent and us, the obligations of the Placement Agent to solicit offers to purchase our shares and of investors solicited by the Placement Agent to purchase our shares are subject to approval of certain legal matters by counsel to the Placement Agent. The Placement Agent’s obligations under the Sales Agency Agreement are subject to various conditions which are customary in transactions of this type. The Placement Agent reserves the right to reject any order in whole or in part for any reason or no reason.

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We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Placement Agent may be required to make in respect of those liabilities.

The Placement Agent is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to conditions contained in the Sales Agency Agreement, such as the receipt by the Placement Agent of officers’ certificates and legal opinions. The Placement Agent reserves the right to accept or reject orders in whole or in part. The Placement Agent may terminate the Sales Agency Agreement in the event (i) our representations or warranties are incorrect or misleading or we fail to fulfill our agreements with the Placement Agent; (ii) a material adverse change occurs affecting our business, management, property, assets, results of operations, condition or prospects; (iii) trading is suspended on The New York Stock Exchange; (iv) war is declared; (v) a banking moratorium is declared in California, New York or the U.S.; or (vi) any laws, regulations, court or administrative order or other governmental or agency act causes the Placement Agent to believe that our business or the U.S. securities markets will be materially adversely affected. The Placement Agent’s discretion in this regard is broad.

In connection with this offering, the Placement Agent or certain of the securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

Lock-Up Agreements

We and our executive officers, directors and director nominees have agreed with the Placement Agent, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our common stock or any other securities that are convertible or exchangeable for our common stock or file any registration statement with respect to any of the foregoing or enter into any swap or any other agreement or any transaction that transfers the economic ownership of the common stock without the prior written consent of the Placement Agent. In addition, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs, or (ii) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. See the section “Shares Eligible for Future Sale” included elsewhere in this prospectus.

Foreign Regulatory Restrictions on Purchase of our Securities

We have not taken any action to permit a public offering of the shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of the shares and the distribution of this prospectus outside the United States.

Commissions and Discounts

The Placement Agent has advised us that it proposes to offer shares to the public at the initial public offering price on the cover page of this prospectus. The following table shows the public offering price, the placement fee to be paid by us to the Placement Agent and the proceeds, before expenses, to us:

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	Per Share(1)	Minimum Offering	Maximum Offering
Public Offering Price

Placement Fee

Proceeds to us, before expenses

(1)	We have assumed a placement fee of seven percent (7%) for all shares. We may, at our sole discretion, introduce prospective purchasers of the shares to the Placement Agent. Such introduced investors will be required to open a brokerage account with the Placement Agent to participate in the offering. The Placement Agent has agreed to accept a reduced placement fee of four percent (4%) of the public offering price for any purchaser of shares introduced to the Placement Agent by us up to $4,000,000 and two percent (2%) thereafter. There will be no placement fee payable with respect to any shares that may be purchased by our Executive Chairman, Alan Gold.

We expect our total cash expenses for this offering to be approximately $                           , exclusive of the above placement fee and accountable expenses payable to the Placement Agent. We have agreed to pay the Placement Agent an accountable expense allowance of up to one percent (1%) of the amount of the offering, or $                            (maximum offering), or $                            (minimum offering). The accountable expense allowance may not exceed $495,000 without our prior written approval. The expense allowance will not exceed the amount of accountable expenses actually incurred. We have paid $25,000 to the Placement Agent as an advance on such accountable expense allowance to be used as a retainer fee for the Placement Agent’s counsel. If the advances paid by the Company to the Placement Agent exceed the amount of accountable expenses actually incurred, the excess amount will be returned to the Company in accordance with FINRA Corporate Financing Rule 5110(f)(2)(6)(i). In addition, any advance received by participating members will be reimbursed to the Company to the extent not actually incurred pursuant to FINRA Corporate Financing Rule 5110(f)(2)(c).

Discretionary Shares

The Placement Agent will not sell any shares in this offering to accounts over which it exercises discretionary authority, without first receiving written consent from those accounts.

Listing on The New York Stock Exchange

We intend to file an application to list our shares of Class A common stock on The New York Stock Exchange under the symbol “     .” As this offering is a best efforts offering, we expect that The New York Stock Exchange will be unable to admit our shares for listing until the completion of the offering and, consequently, the satisfaction of The New York Stock Exchange listing standards. If so admitted, we expect our shares to begin trading on The New York Stock Exchange on the day following the closing of this offering. If our shares are eventually listed on The New York Stock Exchange, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs. There can be no assurance that our Class A common stock will be approved for listing on The New York Stock Exchange or on any other stock exchange.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of the shares, the Placement Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. In order to facilitate the offering, the Placement Agent may, but is not required to, bid for, and purchase, the shares in the open market to stabilize the price of the shares. These activities may raise or maintain the market price of the shares above independent market levels or prevent or retard a decline in the market price of the shares. The Placement Agent is not required to engage in these activities, and may end any of these activities at any time. We and the Placement Agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

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LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Foley & Lardner LLP, Tampa, Florida.

Certain legal matters in connection with this offering will be passed upon for the Placement Agent by Johnson, Pope, Bokor, Ruppel & Burns, LLP.

EXPERTS

The balance sheet as of June 15, 2016 included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We maintain a website at www.innovativeIndustrialproperties.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of our Class A common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our Class A common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website, www.sec.gov.

AS A RESULT OF THIS OFFERING, WE WILL BECOME SUBJECT TO THE INFORMATION AND PERIODIC REPORTING REQUIREMENTS OF THE EXCHANGE ACT AND WILL FILE PERIODIC REPORTS AND OTHER INFORMATION WITH THE SEC. THESE PERIODIC REPORTS AND OTHER INFORMATION WILL BE AVAILABLE FOR INSPECTION AND COPYING AT THE SEC’S PUBLIC REFERENCE FACILITIES AND THE WEBSITE OF THE SEC REFERRED TO ABOVE.

SUPPLEMENTAL SALES MATERIAL

In addition to this prospectus, we may utilize certain sales material in connection with our offering of shares of our Class A common stock, although only when accompanied by or preceded by the delivery of this prospectus. In certain jurisdictions, some or all of such sales material may not be available. This material may include information relating to our offering, property brochures and articles and publications concerning real estate. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

Our offering of shares of our Class A common stock is made only by means of this prospectus. Although the information contained in such sales material will not conflict with any of the information contained in this prospectus, such material does not purport to be complete, and should not be considered a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or said registration statement or as forming the basis of our offering of the shares of our common stock.

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Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Innovative Industrial Properties, Inc.

San Diego, California

We have audited the accompanying balance sheet of Innovative Industrial Properties, Inc. (the “Company”) as of June 15, 2016 (date of incorporation). This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Innovative Industrial Properties, Inc. at June 15, 2016 (date of incorporation), in conformity with accounting principles generally accepted in the United States of America.

/s/BDO USA, LLP

Costa Mesa, California

August 5, 2016

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INNOVATIVE INDUSTRIAL PROPERTIES, INC.

BALANCE SHEET

June 15, 2016

ASSETS
Cash	$508
Total Assets	$508

LIABILITIES AND EQUITY
Liabilities	$0

Stockholders’ equity:
Preferred stock , par value $0.001 per share, 50,000,000 shares authorized, no shares issued and outstanding	0
Common stock, par value $0.001 per share, 50,000,000 shares authorized, 508,065 Class B shares issued and outstanding	508
Total liabilities and equity	$508

The accompanying notes are an integral part of this balance sheet.

F-3

INNOVATIVE INDUSTRIAL PROPERTIES, INC.

NOTES TO BALANCE SHEET

June 15, 2016

1.	Management Statement

Innovative Industrial Properties, Inc. (“IIP”, “the Company”, “we”, “us”, and “our”), formerly known as Innovative Greenhouse Properties, Inc., incorporated in Maryland on June 15, 2016, was formed to own specialized industrial real estate assets primarily leased to tenants in the regulated medical-use cannabis industry.

The balance sheet of Innovative Industrial Properties, Inc. was prepared from our books and records to present a fair statement for the date presented.

2	Summary of Significant Accounting Policies and Procedures and Recent Accounting Pronouncements

Federal Income Taxes. We intend to elect and to operate our business so as to qualify, and to be taxed, as a real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2016. Under the REIT operating structure, we are permitted to deduct dividends paid to our stockholders in determining our taxable income. Assuming our dividends equal or exceed our taxable net income, we generally will not be required to pay federal corporate income taxes on such income.

Use of Estimates. When preparing our consolidated financial statements, we are required to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results may differ materially from these estimates and assumptions.

Contingent Organization, Offering and Transaction Costs. Organization costs incurred by the Company will be expensed. Offering costs incurred will be recorded to stockholders' equity as a reduction to additional paid-in capital. Transaction costs incurred by the Company will be expensed. IGP Advisers, LLC, a company that is majority owned by the Company’s Executive Chairman, is funding the organization, offering and transaction costs. The Company has not recorded any organization, offering or transaction costs because such costs are not the Company’s liability unless and until the successful completion of the Company’s initial public offering has occurred. See Note 5.

Acquisition of Real Estate Properties. Upon acquisition of property, we allocate the purchase price of the properties in accordance with ASC 805 – Business Combinations based upon the fair value of the assets acquired and liabilities assumed, which generally consists of land, buildings, site improvements, and furniture and fixtures. We allocate the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant.

If the acquisition does not meet the definition of a business, we record the acquisition as an asset acquisition. For asset acquisitions, the purchase price allocation is based upon the relative fair values of all assets acquired and liabilities assumed. For transactions that are business combinations, acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. For transactions that are an asset acquisition, acquisition costs are capitalized as incurred.

Depreciation and Amortization. We are required to make subjective assessments as to the estimated useful lives of our depreciable assets. We consider the period of future benefit of the assets to determine the appropriate estimated useful lives. Depreciation of our assets is charged to expense on a straight-line basis over the estimated useful lives. We depreciate the building and improvements over estimated useful lives ranging from 30 to 40 years.

We estimate the value of furniture and fixtures based on the assets’ depreciated replacement cost. We depreciate the fair value allocated to furniture and fixtures over estimated useful lives ranging from three to six years.

Provision for Impairment. Another significant judgment must be made as to if, and when, impairment losses should be taken on our properties when events or a change in circumstances indicate that the carrying amount of the asset may not be recoverable. A provision is made for impairment if estimated future operating cash flows (undiscounted and without interest charges) plus estimated disposition proceeds (undiscounted) are less than the current book value of the property. Key inputs that we utilize in this analysis include projected rental rates, estimated holding periods, historical sales and releases, capital expenditures, and property sales capitalization rates.

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Revenue Recognition and Accounts Receivable. We intend to lease our properties under triple-net leases, an arrangement under which the tenant maintains the property while paying us rent. We anticipate that all leases will be accounted for as operating leases. Under this method, leases that have fixed and determinable rent increases are recognized on a straight-line basis over the lease term. Any rental revenue contingent upon a tenant’s sales is recognized only after the tenant exceeds their sales breakpoint. Rental increases based upon changes in the consumer price indexes are recognized only after the changes in the indexes have occurred and are then applied according to the lease agreements.  Contractually obligated reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursements in the period when such costs are incurred.

Recent Accounting Pronouncements.

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases.  Under this new standard the large majority of operating leases are expected to remain classified as operating leases, and lessors should continue to recognize lease income for those leases on a generally straight-line basis over the lease term. The new standard is effective for interim and annual periods beginning after December 15, 2018 using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. We have not yet adopted this topic and do not expect it to have a material impact on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation; Improvements to Employee Share-Based Payment Accounting. The FASB issued this ASU to simplify several aspects of the accounting for share-based payment transactions, including classification of awards as either equity or liabilities, estimation of forfeitures, and classification on the statement of cash flows. The ASU is effective for interim and annual periods beginning after December 15, 2016, and early adoption is permitted. This ASU is not expected to have a material impact on our consolidated financial statements.

In May 2014, the Financial Accounting Standards Board, or FASB, issued ASU 2014-09, Revenue from Contracts with Customers.  This ASU outlines a comprehensive model for companies to use in accounting for revenue arising from contracts with customers, and will apply to transactions such as the sale of real estate. This ASU is effective for interim and annual periods beginning after December 15, 2017.  This ASU is not expected to have a material impact on our consolidated financial statements.

3.	Common Stock

The Company is authorized to issue up to 50,000,000 shares of $0.001 par value common stock, consisting of (a) 49,000,000 shares of Class A Common Stock (the “Class A Common Stock”) and (b) 1,000,000 shares of Class B Common Stock (the “Class B Common Stock”). In June 2016, we issued 508,065 shares of Class B Common Stock for $508 to certain of our executive officers. No Class A Common Stock has been issued.

4.	Preferred Stock

The Company is authorized to issue up to 50,000,000 shares of $0.001 par value preferred stock. No preferred shares have been issued.

5.	Initial Public Offering

The Company intends to offer for sale shares of its Class A Common Stock, par value of $0.001 per share, pursuant to this registration statement on Form S-11 filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933. Upon completion of the initial public offering, all of our outstanding shares of Class B Common Stock will be converted to Class A Common Stock and these shares will equal 15.0% of our total outstanding shares of Class A Common Stock.

F-5

Through and including                                    , 2016 (the 25th day after the date of this prospectus), all dealers that effect transactions in shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INNOVATIVE INDUSTRIAL PROPERTIES, INC.

Class A Common Stock

PROSPECTUS

International Assets Advisory, LLC

                , 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution (assuming sale of maximum offering).

The following table sets forth the expenses (other than underwriting discounts and commissions) we will incur in connection with the issuance and distribution of the securities to be registered pursuant to this registration statement. All amounts other than the SEC registration fee and FINRA filing fee have been estimated.

SEC registration fee	$
FINRA filing fee
New York Stock Exchange listing fee
Printing and mailing expenses
Blue sky filing fees and expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and escrow fees
Miscellaneous
Total	$

Item 32. Sales to Special Parties.

On June 15, 2016, we issued 508,065 shares of our Class B common stock to Alan Gold, our Executive Chairman, and certain of our executive officers, in connection with the initial capitalization of our company for an aggregate purchase price of $508. See “Principal Stockholders.” The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder.

Item 33. Recent Sales of Unregistered Securities

On June 15, 2016, we issued 508,065 shares of our Class B common stock to Alan Gold, our Executive Chairman, and certain of our executive officers, in connection with the initial capitalization of our company for an aggregate purchase price of $508. See “Principal Stockholders.” The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

II-1

•	act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. Nevertheless, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any predecessor of our company, in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

We expect to enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-2

Item 35. Treatment of Proceeds from Stock Being Registered.

None.

Item 36. Financial Statements and Exhibits

(a)	Financial Statements:

The following financial statements of the Registrant are incorporated into this registration statement by reference:

(b)	Exhibits:

The list of exhibits filed with or incorporated by reference in this Registration Statement is set forth in the Exhibit Index following the signature page herein.

Item 37. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to provide to the placement agent at the closing, as specified in the sales agency agreement, certificates in such denomination and registered in such names as required by the placement agent to permit prompt delivery to each purchaser.

(c) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purposes determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, State of California, on the                            day of                                  , 2016.

INNOVATIVE INDUSTRIAL PROPERTIES, INC.

By:
Paul E. Smithers
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	CAPACITY	DATE

	Chief Executive Officer (Principal Executive Officer)	, 2016
Paul E. Smithers

	Chief Financial Officer (Principal Financial Officer and	, 2016
Gregory J. Fahey	Principal Accounting Officer)

	Chief Investment Officer, Secretary and Director	, 2016
Gary A. Kreitzer

	Executive Chairman and Director	, 2016
Alan D. Gold

S-1

EXHIBIT INDEX

The following exhibits are included in this registration statement on Form S-11 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit number	Exhibit description
1.1*	Form of Placement Agent Agreement
3.1*	Amended and Restated Articles of Incorporation of Innovative Industrial Properties, Inc.
3.2*	Bylaws of Innovative Industrial Properties, Inc.
4.1*	Specimen Class A common stock Certificate of Innovative Industrial Properties, Inc.
4.2*	Agreement of Limited Partnership of IIP Operating Partnership L.P.
5.1*	Opinion of Foley & Lardner LLP (including consent of such firm)
8.1*	Tax Opinion of Foley & Lardner LLP (including consent of such firm)
10.1*+	Form of 2016 Omnibus Incentive Plan
10.2*+	Form of Indemnification Agreement
10.3*+	Form of Restricted Stock Purchase Agreement between Innovative Industrial Properties, Inc. and the purchaser named therein
10.4*+	Form of Severance and Change in Control Agreement with Alan D. Gold
10.5*+	Form of Severance and Change in Control Agreement with Paul E. Smithers
10.6*+	Form of Severance and Change in Control Agreement with Gregory J. Fahey
10.7*+	Form of Severance and Change in Control Agreement with Gary A. Kreitzer
10.8*+	Form of Severance and Change in Control Agreement with Andrew Fenton
23.1*	Consent of Foley & Lardner LLP (included in Exhibit 5.1)
23.2*	Consent of Foley & Lardner LLP (included in Exhibit 8.1)
23.3*	Consent of Independent Registered Public Accounting Firm
99.1*	Consent of Gary M. Malino as a director nominee
99.2*	Consent of David Stecher as a director nominee
99.3*	Consent of Scott Shoemaker as a director nominee
99.4*	Form of Lock-Up Agreement with Placement Agent

*	To be filed by Amendment.

+	Indicates management contract or compensatory plan.

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